Eisai Co., Ltd. 6-10, Koi[redacted] 112-8088 JAPAN
Telephone 811-

05012381

Nov. 2, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Room 3117(Mail Stop 3-9)
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

RECEIVED
2005 NOV -8 P 1:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

EISAI CO., LTD. (File No. 82-4015)

Dear Sir/Madam:

Enclosed please find materials submitted pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to confirm receipt of the enclosed materials, would you kindly stamp the attached copy of this letter and return it in the enclosed pre-addressed, postage-paid envelope.

Thank you for your attention to this matter.

Very truly yours,

PROCESSED
NOV 08 2005
THOMSON FINANCIAL

Ryohei Yanagi
Director,
Finance Department
Eisai Co., Ltd.

#000010-10 ZAB 200 U

RECEIVED
2005 NOV -8 P 1:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EISAI CO., LTD.
AND
CONSOLIDATED SUBSIDIARIES
SEMIANNUAL FINANCIAL REPORT RELEASE

FOR IMMEDIATE RELEASE
October 31, 2005

On October 31, 2005, Eisai Co., Ltd. announced semiannual consolidated financial results for the fiscal year ending March 31, 2006

- Date of the Board of Directors' Meeting for presentation of semiannual consolidated financial results: October 31, 2005

- These financial presentations were not prepared to conform with U.S. GAAP.

- Eisai Co., Ltd. is listed on the First Section of both the Tokyo Stock Exchange and the Osaka Securities Exchange.

- Securities Code Number: 4523

- Representative of corporation: Haruo Naito
  Director, President & CEO

- Inquiries should be directed to: Hiroyuki Mitsui
  Vice President
  Corporate Communications

4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
Phone: +81-3-3817-5085
URL http://www.eisai.co.jp/index-e.html

Note: For additional specific information, please refer to the official Japanese-language version of this release.
This non-official English translation is provided as a courtesy only.

1. CONSOLIDATED SEMIANNUAL FINANCIAL RESULTS (APRIL 1, 2005 – SEPTEMBER 30, 2005)

(1) RESULTS OF SEMIANNUAL OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2005-September 30, 2005	¥282,629 mil.	8.3%	¥45,269 mil.	8.9%	¥47,099 mil.	9.0%
April 1, 2004-September 30, 2004	¥260,984 mil.	5.3%	¥41,582 mil.	1.5%	¥43,222 mil.	6.3%
April 1, 2004-March 31, 2005	¥533,011 mil.		¥86,807 mil.		¥89,087 mil.	

Period	Net Income	Percent Change	Earnings Per Share (EPS)	Diluted EPS
April 1, 2005-September 30, 2005	¥30,158 mil.	9.4%	¥105.53	¥105.44
April 1, 2004-September 30, 2004	¥27,564 mil.	10.9%	¥95.79	¥95.77
April 1, 2004-March 31, 2005	¥55,505 mil.		¥193.39	¥193.34

Notes: 1. Equity in earnings of associated companies accounted for by the equity method:
- Interim period ended September 30, 2005: (¥7 mil.)
- Interim period ended September 30, 2004: ¥15 mil.
- Fiscal year ended March 31, 2005: ¥25 mil.

2. Average Common Stock issued and outstanding:
- Interim period ended September 30, 2005: 285,795,349 shares
- Interim period ended September 30, 2004: 287,771,944 shares
- Fiscal year ended March 31, 2005: 287,006,807 shares

3. There have been no changes in accounting methods used by Eisai Group consisting of Eisai Co., Ltd., consolidated subsidiaries and associated companies (hereinafter referred to as 'the Company') during the periods ended September 30, 2005, and 2004.
4. Percentage increase (decrease) compares periods ended September 30, 2005 and 2004.

(2) FINANCIAL POSITION

Period End	Total Assets	Shareholders' Equity	Shareholders' Equity to Total Assets	Shareholders' Equity per Share
September 30, 2005	¥693,638 mil.	¥487,370 mil.	70.3%	¥1,705.15
September 30, 2004	¥664,851 mil.	¥442,181mil.	66.5%	¥1,536.60
March 31, 2005	¥662,711 mil.	¥459,607 mil.	69.4%	¥1,608.22

Note: Common Stock issued and outstanding:
- Interim period ended September 30, 2005: 285,822,814 shares
- Interim period ended September 30, 2004: 287,766,113 shares
- Fiscal year ended March 31, 2005: 285,785,747 shares

(3) CASH FLOWS CONDITION

Period End	Operating Cash Flows	Investing Cash Flows	Financial Cash Flows	Cash & Cash Equivalents
September 30, 2005	¥39,903 mil.	(¥14,135 mil.)	(¥10,127 mil.)	¥160,137 mil.
September 30, 2004	¥40,781 mil.	(¥21,495 mil.)	(¥4,609 mil.)	¥163,665 mil.
March 31, 2005	¥49,200 mil.	(¥37,531 mil.)	(¥16,743 mil.)	¥142,429 mil.

(4) NUMBER OF CONSOLIDATED SUBSIDIARIES, NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATED COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

- Consolidated subsidiaries: 39
- Non-consolidated subsidiaries: -
- Associated companies: 2

(5) CHANGES IN NUMBER OF CONSOLIDATED SUBSIDIARIES AND ASSOCIATED COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

- Number of newly consolidated subsidiaries: 2
- Number of companies omitted from consolidation: 1
- Number of companies to which equity method is newly applied: -
- Number of companies omitted from application of equity method: -

2. CONSOLIDATED FINANCIAL FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2006

Period	Net Sales	Operating Income	Ordinary Income	Net Income
April 1, 2005- March 31, 2006	¥585,000 mil.	¥95,000 mil.	¥96,000 mil.	¥60,000 mil.

Note: Forecasted Annual Earnings per Share (EPS): ¥209.92

*Refer to page 18 - 19 in the attached materials in regard to the assumptions of the above consolidated forecasted results and the basis of presenting consolidated financial statements.

I. Business Flows Within the Group

The Group consists of Eisai Co., Ltd. (hereinafter referred to as 'the Parent Company'), 39 consolidated subsidiaries and 2 associated companies accounted for by the Equity Method. The diagram below shows the principal operations and flows within the Group.


[Japan]
<Pharmaceuticals Segment>
* Sanko Junyaku Co., Ltd. (Diagnostics Prod./Sales)
* Sannova Co., Ltd. (Pharma Prod./Sales)
Products
* Elmed Eisai Co., Ltd. (Pharma Sales)
* KAN Research Institute, Inc. (Basic Research)
* Palma Bee'z Research Institute Co., Ltd (Diagnostics Prod. Research)
# Other --- 1
(Total 6 companies)
Products
Research
Research
<Other Segment>
*Eisai Food & Chemicals Co., Ltd. (Food and Chemicals Sales)
*Eisai Distribution Co., Ltd. (Distribution)
*Sunplanet Co., Ltd. (Other Services)
*Clinical Supply Co., Ltd. (Medical Devices Prod./Sales)
* Eisai Seikaken Co., Ltd. (Agro-chemical Prod./Sales)
* Eisai Machinery Co., Ltd. (Pharma Production Machinery Prod./Sales)
(Total 6 companies)
Products
Distribution Service
Other Service
EISAI CO., LTD.
[Overseas]
<Pharmaceuticals Segment>
North America
* Eisai Corporation of North America (Holding Company)
* Eisai Research Institute of Boston, Inc. (Basic Research)
* Eisai Inc. (Pharma Prod./Sales)
* Eisai Medical Research Inc. (Clinical Research)
(Total 4 companies)
Research
Bulk
Research
Europe
*Eisai Europe Ltd. European Regional Headquarters (Holding company)
*Eisai Ltd. (Pharma Sales/Clinical Development)
*Eisai GmbH (Pharma Sales)
*Eisai S.A.S. (Pharma Prod./Sales)
*Eisai B.V. (Pharma Prod./Sales)
Products
* Eisai London Research Laboratories, Ltd. (Research)
* Other --- 4
# Other --- 1
(Total 11 companies)
Management Service
Research
Bulk
Research
Asia and Others
* P.T. Eisai Indonesia (Pharma Prod./Sales)
* Eisai (Tailand) Marketing Co, Ltd. (Pharma Prod./Sales)
* Eisai Taiwan Inc. (Pharma Prod./Sales)
* Eisai China Inc. (Pharma Prod./Sales)
*Eisai Korea Inc. (Pharma Sales)
*Other --- 5
(Total 10 companies)
Products/ Bulk
<Other Segment>
North America
* Eisai Machinery U.S.A., Inc. (Pharma Production Machinery Sales)
* Other --- 1
(Total 2 companies)
Products
Europe
* Eisai Machinery GmbH (Pharma Prod. Machinery Manufacture/Sales)
* Other --- 1
Products
Shows sales flow
Symbol Explanation:
* : Consolidated subsidiaries (39 companies)
# : Associated companies accounted for by the equity method (2 companies)

Affiliated Companies

(Consolidated Subsidiaries) (As of September 30, 2005)

Company Name	Location	Common Stock		Voting rights	Description of Operations *1	Relationship/Operations	Note
Sanko Junyaku Co., Ltd.	Tokyo	¥5,262	million	50.87%	Diagnostic product production/sales	-	* 3,4
Sannova Co., Ltd.	Gunma Pref.	¥926	million	79.97%	Pharmaceutical production/sales	(E) Pharmaceutical product purchase	* 4
Elmed Eisai Co., Ltd.	Tokyo	¥450	million	100.00%	Pharmaceutical sales	-	
Eisai Food & Chemicals Co., Ltd.	Tokyo	¥100	million	100.00%	Food/chemicals sales	(E) Food/chemicals sales	
Eisai Machinery Co., Ltd.	Tokyo	¥100	million	100.00%	Pharmaceutical machinery production/sales	-	
KAN Research Institute, Inc.	Kyoto	¥70	million	100.00%	Basic research	(E) Basic research	
Eisai Distribution Co., Ltd.	Kanagawa Pref.	¥60	million	100.00%	Pharmaceutical distribution	(E) Pharmaceutical product distribution	
Sunplanet Co., Ltd.	Tokyo	¥455	million	85.11%	Administrative/Catering/Printing service, Real estate Management	(E) Purchase of admin./catering/ printing service	
Clinical Supply Co., Ltd.	Gifu Pref.	¥80	million	84.80%	Medical devices production/sales	-	
Palma Bee'Z Research Institute Co., Ltd.	Tokyo	¥50	million	75.44% (25.44%)	Diagnostic product research	(E) Diagnostic product research	* 2
Eisai Seikaken Co., Ltd.	Tokyo	¥50	million	70.00%	Agro-chemical production/sales	-	
		Unit=thousand					
Eisai Corporation of North America	New Jersey, USA	204,100	US$	100.00%	U.S. subsidiaries holding company	-	*4
Eisai Research Institute of Boston, Inc.	Massachusetts, USA	90,300	US$	100.00% (100.00%)	Basic research/chemical process research	(E) Basic research/ clinical trial process research	* 2,4
Eisai Inc.	New Jersey, USA	83,600	US$	100.00% (100.00%)	Pharmaceutical production/ sales	(E) Pharmaceutical bulk sales	* 2,4,9
Eisai U.S.A., Inc.	New Jersey, USA	29,500	US$	100.00% (100.00%)	Others	-	* 2
Eisai Medical Research Inc.	New Jersey, USA	1,000	US$	100.00% (100.00%)	Pharmaceutical clinical research	(E) Pharmaceutical clinical research	* 2
Eisai Machinery U.S.A. Inc.	New Jersey, USA	1,000	US$	100.00% (100.00%)	Pharmaceutical machinery sales	-	* 2
Eisai Europe Ltd.	London, UK	50,561	UK£	100.00%	European Regional Headquarters (Holding Company)	(E) Outsource European pharmaceutical business management	*4
Eisai Ltd.	London, UK	15,548	UK£	100.00% (100.00%)	Pharmaceutical sales/clinical research	(E) Pharmaceutical clinical research	*2
Eisai London Research Laboratories Ltd.	London, UK	12,000	UK£	100.00% (100.00%)	Basic research	(E) Basic research	*2
Eisai Pharma-Chem Europe Ltd.	London, UK	100	UK£	100.00%	Others	-	*8
Eisai GmbH	Frankfurt, FRG	7,669	EUR	100.00% (100.00%)	Pharmaceutical sales	(E) Pharmaceutical sales	*2
Eisai Machinery GmbH	Cologne, FRG	1,278	EUR	100.00% (100.00%)	Pharmaceutical machinery production/sales	-	* 2
Eisai S.A.S.	Paris, France	19,500	EUR	100.00% (100.00%)	Pharmaceutical production/sales	-	* 2
Eisai B.V.	Amsterdam, Neth.	540	EUR	100.00% (100.00%)	Pharmaceutical production/sales	(E) Pharmaceutical bulk sales	* 2
Eisai Farmaceutica S.A.	Madrid, Spain	4,000	EUR	100.00% (100.00%)	Pharmaceutical sales/promotion	-	*2
Eisai S.r.l	Milano, Italy	3,500	EUR	100.00% (100.00%)	Pharmaceutical sales	-	*2
Eisai Pharma AG	Zurich, Switzerland	3,000	CHF	100.00% (100.00%)	Pharmaceutical sales	-	*2,5
Eisai AB	Stockholm, Sweden	10,000	SEK	100.00% (100.00%)	Pharmaceutical sales	-	*2,5
P.T. Eisai Indonesia	Jakarta, Indonesia	5,000	US$	80.40%	Pharmaceutical production/sales	(E) Pharmaceutical sales	
Eisai Asia Regional Services Pte. Ltd.	Singapore	26,400	S$	100.00%	Pharmaceutical sales	(E) Pharmaceutical sales	
Eisai (Malaysia) Sdn. Bhd.	Petal. Jaya, Malaysia	470	M$	100.00% (5.74%)	Pharmaceutical sales	(E) Pharmaceutical sales	*2
Eisai (Thailand) Marketing Co., Ltd.	Bangkok, Thailand	11,000	Baht	49.90% (49.90%)	Pharmaceutical production/sales	(E) Pharmaceutical sales	* 2,7
Eisai Taiwan Inc.	Taipei, Taiwan	270,000	NT$	100.00%	Pharmaceutical production/sales	(E) Pharmaceutical sales	*6
Eisai China Inc.	Suzhou, China	319,205	RMB	100.00% (100.00%)	Pharmaceutical production/ sales	(E) Pharmaceutical sales	* 2

Company Name	Location	Common Stock		Voting rights	Description of Operations *1	Relationship/Operations	Note
Eisai Hong Kong Co., Ltd.	Hong Kong, China	500	HK$	100.00% (10.00%)	Pharmaceutical sales	(E) Pharmaceutical sales	*2
Eisai Korea Inc.	Seoul, Korea	3,512,000	Won	100.00%	Pharmaceutical sales	-	
Hi-Eisai Pharmaceutical Inc.	Manila, Philippines	31,250	Peso	50.00% (1.45%)	Pharmaceutical production/sales	(E) Pharmaceutical sales	*2,7
Eisai Pharmaceuticals India Private Ltd.	Mumbai, India	100,000	Rupee	100.00% (1.00%)	Pharmaceutical production/sales	(E) Pharmaceutical sales	*2

(Equity in Earnings in Associated Companies Accounted for Equity Method) (As of September 30 , 2005)

Company Name	Location	Common Stock (Unit: thousands)		Voting rights	Description of Operations	Relationship/Operations	Note
Bracco-Eisai Co., Ltd.	Tokyo	340,000	Yen	49.00%	Contrast media import/ production/sales	(E) Contrast media purchase	
Eisai-Novartis Verwaltungs GmbH	Nuremberg, FRG	25	Euro	50.00% (50.00%)	Prescription pharmaceuticals	-	*2,8

(E) indicates Eisai Co., Ltd.

Notes: *1. 'Description of Operation' column list by type of operation segment ,

*2. Voting rights (%) ownership: Figures in parenthesis represent percentage indirectly owned by the Parent Company.

*3. The stock of Sanko Junyaku Co., Ltd. is traded in the Over-the-Counter market (JASDAQ).

*4. Specially designated subsidiary according to the stock exchange law.

*5. Newly established and consolidated subsidiaries.

*6. In April, 2005 , Eisai Taiwan Inc. and Weizai Co., Ltd were merged to be Eisai Taiwan Inc.

*7. The Parent Company does not have a more than 50 percent ownership in Eisai (Thailand) Marketing Co., Ltd., and Hi-Eisai Pharmaceutical Inc., but they are considered as consolidated subsidiaries under the application of the "controlling entity" standard.

*8. Eisai Pharma-Chem Europe Ltd. and Eisai-Novartis Verwaltungs GmbH are in the process of liquidation.

*9. In the consolidated financial results for the period under review, the only subsidiary whose sales exceed ten percent of consolidated sales is Eisai Inc. and its principal financial results are noted below.

Sales	¥114,649 mil.
Ordinary income	¥8,613 mil.
Net income	¥5,340 mil.
Shareholder's equity	¥37,736 mil.
Total assets	¥124,212 mil.

2. Management Policy

1) Basis policy of management

The Eisai Group (hereinafter referred to as 'the Company') positions its mission as "to give first thought to patients and their families and to increase the benefits healthcare provides". Consistent with this corporate philosophy, all Eisai Group members aspire to consistently exemplify a *'human health care* (*hhc*) company' which is capable of making a meaningful contribution under any healthcare system through meeting the diverse healthcare needs of patients and their families.

We are committed to promoting Compliance with an eye to observing laws and ethical standards, and striving to enhance corporate value while continuing our efforts to further expand the trustworthy relationship with a wide spectrum of stakeholders including patients, local communities, shareholders and employees.

2) Issues facing the Company and management strategies

Business environment surrounding the pharmaceutical industry has been increasingly pressured, as represented by the accelerating healthcare cost-containment measures in Japan, the U.S. and Europe, the swelling research and development (R&D) expenditures, and the trend of industry reorganization. In addition, companies are faced with intensifying public calls for fulfillment of social responsibilities to ensure global environmental conservation and sustainability of society, as well as, their own business.

Under such circumstances, the Company has positioned creation of 'patient value', 'shareholder value', 'employee value', and the fulfillment of corporate social responsibilities as priorities of management for the enhancement of the corporate value, and has been working to implement the following wide range of measures.

(1) Creation of 'patient value'

It is our firm belief that the primary mission of a pharmaceutical company is the creation of 'patient value'. It lies in development of innovative drugs beneficial for patients overcoming diseases and improving quality of life (QOL), consistent supply of high-quality products, and information provision for safe and proper usage of drugs.

Along with enhancing these activities, in order to pursue efficiency and productivity, we have created a 'seamless value

chain' system, whereby all the operations from R&D, production, distribution, marketing to pharmacovigilance are conducted in-house.

a) Continuous creation of innovative drugs to satisfy medical needs

The Company concentrates management resources on R&D in three areas of focus - 'neurology,' 'gastroenterology,' and 'oncology and critical care (critical care medicine)'. In these areas, there are still a great number of patients around the world and many diseases with no established therapy. Through discovering innovative drugs of high efficacy, safety and cost-effectiveness, we aim to meet such unmet medical needs.

Management's focus on specific therapeutic areas also provides an opportunity to accumulate information beneficial to all efforts in the R&D stage through marketing in those areas, which helps us work with accuracy in creating innovative drugs.

b) Stable supply of high-quality pharmaceutical products

The Company strives to establish a production system based upon in-house manufacturing capability in line with the idea of 'seamless value chain.' The manufacturing division accelerates efforts aimed at improving efficiency through strict production as well as information sharing and close collaboration with the R&D and marketing counterparts, leading to cost reduction and improvement of product quality. The Company is committed to providing stable supply of products with the production bases deployed in Japan, the U.S. and Asia that are being supplemented and reinforced with backup systems, particularly for major products, in addition to the distribution networks.

c) Improvement of information provision

The Company is dedicated to proper information provision to facilitate safe usage of its pharmaceutical products through endeavors to collect, analyze and evaluate latest product efficacy and information in a timely manner. The expansion of medical representatives mainly in Japan, the U.S. and China is also promoted to enhance such activities.

(2) Enhancement of 'shareholder value'

We shall pursue our goals of sustained growth and returns to shareholders through creating 'patient value' in the support of shareholders who share that corporate vision. We shall engage in a constant effort to enhance 'shareholder value' through increasing transparency in our business activities in the course of active and fair

disclosure of corporate information.

a) Sustainable growth through enhancing business foundation

The Company has already established its business centers in major regions in Japan, the U.S., Europe and Asia. In addition, the Company is currently pursuing new business opportunities in the markets of enlarged EU, China and India in prospect of their vast growth potential. A wholly-owned-subsidiary in India was established, and started selling in-house products. In every territory around the world, the Company is stepping up efforts for further growth of its leading products such as an Alzheimer's disease treatment, *Aricept,* and a proton pump inhibitor, *Pariet* (the U.S. brand name: *Aciphex*), while striving to ensure sustainable growth through aggressive strategic alliances and acquisition of products in the therapeutic areas of focus.

b) Basic policy on profit appropriation

Eisai has a basic profit distribution policy that puts priority on rewarding shareholders while taking earning retention for investment for future growth into account.

Eisai is devoted to providing continuous and stable dividends based on the consolidated financial performance along with dividend on equity (DOE). Internal reserve fund shall be allocated to enrich R&D activities and reinforce business infrastructure with an eye to increasing corporate value.

(3) Creation of 'employee value'

Along with sharing and realizing the corporate vision with the employees, with the recognition that "each employee is the Company's invaluable asset," Eisai has established personnel management policies that encourage employees' skills development, while taking each individual's strengths and wishes into account, and provides employees with a rewarding working environment

a) Corporate vision sharing

Eisai Group members are united, working for the achievement of the corporate vision-"to give first thought to patients and their families and to increase the benefits healthcare provides"- that has been shared among employees in the course of various educational programs, training sessions and group activities. Management emphasizes the importance of such employees' common belief in the corporate vision. Employees who recognize that their daily business activities, from R&D, production, distribution, marketing to

management, can increase benefits to patients work with greater satisfaction toward the meaningful goal.

b) Employment and lifestyle stability

The Company provides employees with stable employment, enabling individuals to maintain their personal lifestyles with appropriate compensation levels that reward productivity towards the creation of value. Meanwhile, in addition to ensuring sound management of the health insurance union to support employees and their families in leading healthy lifestyles, the Company maintains the corporate welfare pension fund which can allow employees to work with a sense of security for enjoyable lives after retirement.

c) Skills development

With respect to skills development, the Company, while ensuring equal opportunities by respecting individuals, has put various systems in place to diversify career options and the programs that provide employees with opportunities for intersectional exchanges and extended education to enrich careers. In addition, an employee satisfaction survey and a self-report system, which allows employees to submit their requests for job assignment or career development, have been instituted.

(4) Fulfillment of corporate social responsibilities (CSR) is a priority

Fulfilling corporate social responsibilities of the management in order to gain confidence continuously from various stakeholders', and it is dedicated to achieving them though Compliance, the enhancement of life internal control system, environmental conservation, and philanthropic activities.

a) Compliance

The Company has stipulated a Charter of Business Conduct as well as Business Conduct Guidelines and requires rigorous observance of all officers and employees in their daily activities.

Furthermore, the Company continues to improve the effectiveness of the Compliance program globally through such measures as revising the Compliance Handbook regularly and continuously, promoting the use of standing consultation services inside and outside the Company, conducting training sessions for both officers and employees along with Compliance risk-assessments and countermeasures against potential risks.

b) Enhancement of internal control system

Recognizing a wide spectrum of possible risks in business activities, we are committed to developing a stronger internal control structure. The officers and employees of every department will continue to actively engage in strengthening the more clarified decision-making procedures and the respective monitoring functions to control potential business risks so that the Company can further improve the effectiveness of internal control.

c) Environmental Conservation

Eisai has introduced environmental management systems in accordance with ISO14001 standards to its major manufacturing facilities in Japan and continues efforts for upgrading and strengthening their environment-related controls. Other operating units and subsidiaries across the world also are striving to establish their own environmental management systems so that they can reduce the environmental burden generated from their operations by means of stricter control of greenhouse gas emission, promotion of energy and resource conservation as well as reduction in waste and recycling.

d) Philanthropy

In pursuit of its corporate vision, the Company is making a number of philanthropic contributions. Such contributions include sponsorship of an annual program to award healthcare professionals who have dedicated their lives to medical or care services under challenging environments and providing grant assistance to encourage natural science research and knowledge dissemination regarded to human diseases and their remedies, as well as supporting the promotion of interdisciplinary healthcare studies including medical economics and development of young researchers. Meanwhile, the Company is providing support to a number of educational programs to raise the awareness of Alzheimer's disease and support programs for elderly patients and caregivers to improve the quality of life of patients in many countries,and also providing support towards the refugees suffering from natural disasters.

3) Basic policy and status quo of Corporate governance

(1) Basic policy

Being keenly aware of the significance of corporate governance in increasing enterprise value, Eisai has clearly separated the management supervisory functions from executive functions, and structured the board of directors with outside directors as the majority, in order to empower the Board of Directors, which strengthens the corporate governance system with an eye to improving management transparency and fairness.

(2) Status quo

In June 2004, Eisai made the transition to the "Company with Committees System". In June 2005, Eisai nominated an outside director as the Chairman of the board of directors in order to further strengthen the corporate governance system. The board of directors are comprised of five internal directors and seven outside directors, which totaled to twelve members. Executive officers are comprised of three representative executive officers and seventeen executive officers, out of whom the President and CEO alone holds the concurrent post of director.

Also, the corporate philosophy is clearly defined in the corporate articles of incorporation in order to share our corporate philosophy with all the shareholders. Under the corporate philosophy, we shall seek to increase the enterprise value with the specific focus on increasing the stakeholders' value.

Our Corporate Governance System is structured as follows.


General Shareholder's meeting
12 Board of Directors (5 Internal Directors and 7 Outside Directors)
Chairman : Outside Director
Audit Committee
Compensation Committee
Nominating Commitee
Management Audit Department
Auditing by Audit Committee
Board of Directors Secretariat
Enforcement Division
Representative Director and President & CEO
Financial Auditor
Executive Committee (Only the president serves as the director Concurrently!)
Financial Audits
Executive Officer
Executive Officer
Internal Control Department
Each Division/ Domestic subsidary
Internal Audit

(Note) 1.Audit Committee consists of 3 Outside Directors , 2 Internal Directors, and the Compensation/Nominating committee both consists of 3 Outside Directors .

2. Director and Honorary Chairman, Mr. Yuji Naito, has passed away on October 11, 2005. The present Board of Directors is consisted of 11 members(4 internal directors, 7 outside directors).

(3) Relationship and conflict of interest with outside directors

The current outside directors are : Mr. Stewart Meiklejohn, a member of the Bar of the State of New York; Mr. Mitsuo Minami, a professor at Graduate School of Bunkyo Gakuin University; Mr.Tadashi Kurachi, Representative Director and Chairman of Kanematsu Corporation; Mr. Naoto Nakamura, founder and partner of Law Firm of Nakamura, Tsunoda and Matsumoto: Mr. Ikujiro Nonaka; a professor at Graduate School of Hitotsubashi University; Mr. Tadahiro Yoshida, Representative Director Chairman and President of YKK Corporation; Mr. Yoshiyuki Kishimoto , Director of Strategy of Booz Allen And Hamilton Corporation . No outside director has direct personal interest in connection with the Company.

3. Performance Review and Financial position

1) Operating results for the period under review

[Sales and income]

The Company achieved the following consolidated financial results for the period under review.:

Net Sales:	¥282,629 mil.	(8.3% increase year-on-year)
Operating income:	¥45,269 mil.	(8.9% increase year-on-year)
Ordinary income:	¥47,099 mil.	(9.0% increase year-on-year)
Net income:	¥30,158 mil.	(9.4% increase year-on-year)

Net Sales gained ground geographically in Japan, the U.S, Europe, and Asia as sales of *Aricept* expanded to ¥89,891 million up 17.7% from the same period last year and those of *Pariet* (U.S brand name: *Aciphex*) increased to ¥71,576 million up 10.4% increase year-on-year.

In conjunction with profits, despite the proactive investments in R&D, operating income secured an upward trend, which was mainly attributable to cost-reduction.

[Conditions by segment]

(Net Sales for each segment are those to external customers)

(1) Performance by operating segment

<Pharmaceuticals segment:>

In the Pharmaceuticals segment, sales of *Aricept* soared and those of *Aciphex /Pariet* achieved solid growth in all the regions.

Consequently pharmaceutical sales came to ¥272,371 million, up

9.2% year-on-year, while operating income amounted to ¥46,713 million, up 10.2% year-on-year.

<Other segments>

Despite the fact that sales in other segments such as food additives and chemical, and machinery divisions decreased 11.8% year-on-year to ¥10,257 million, the operating income thereof amounted to ¥1,151 million, an increase of 41.1% year-on-year due to product mix improvement.

(2) Performance by geographical area

<Japan>

Sales in Japan amounted to ¥139,576 million, up 4.7% year-on-year, while operating income came to ¥36,988 million, up 3.0% year-on-year.

In the pharmaceutical segment, sales of *Aricept* grew to ¥20,496 million, up 18.2% year-on-year, and those of *Pariet* soared to ¥13,157 million, up 57.1% year-on-year.

<North America>

Sales in North America amounted to ¥113,958 million, up 11.0% year-on-year, and operating income rose to ¥8,508 million, up 51.4% year-on-year.

Sales on *Aricept* increased to ¥52,649 million, up 19.1% (up 19.5% in local currency) year-on-year, and those of *Aciphex* increased to ¥53,438 million, up 3.1% (up 3.4% in local currency) year-on-year.

<Europe>

Sales in Europe reached ¥21,198 million, up 10.3% year-on-year, while operating income came to ¥2,681 million, up 36.8% year-on-year.

Sales of *Aricept* advanced 9.8% year-on-year to ¥14,728 million, and sales of *Pariet* declined 3.5% to ¥3,488 million.

In June, 2005, Eisai Pharma AG(pharmaceutical sales) was established in Switzerland, and in July, 2005, Eisai AB(pharmaceutical sales) was established in Sweden.

<Asia and other regions>

Sales in Asia and other regions soared 37.2% year-on-year to ¥7,897 million, and operating income increased 19.9% year-on-year to ¥1,522 million.

Meanwhile sales of *Aricept* amounted to ¥2,017 million, up 45.2% year-on-year, and sales of *Pariet* were bolstered to ¥1,492 million, up 51.6% year-on-year.

<Overseas total>

Total overseas sales excluding Japan grew to ¥143,053 million, an increase of 12.1% year-on-year, accounting for 50.6% of the Company's total net sales, up 1.7 points year-on-year

[Profit appropriation]

Eisai intends to set the midterm dividend at ¥40 per share, which is an increase of ¥19 over the previous half-year period.

2) Financial condition for the period under review

[Assets etc]

Total assets at the end of the period under review stood at ¥693,638 million, an increase of ¥30,926 million from the end of the previous year. Cash and cash in bank, short term investments, and inventories were the main items that showed an increase.

Total liabilities amounted to ¥197,102 million, up ¥2,982 million year-on-year. Accounts and notes payable-trade and accrued expenses were the main items that showed an increase.

Total shareholders' equity came to ¥487,370 million, an increase of ¥27,762 million year-on-year, resulting in the shareholders' equity ratio of 70.3%, up 0.9 points year-on-year

[Capital expenditures]

Capital expenditures amounted to ¥8,942 million, a decline of ¥768 million year-on-year, most of which were used to upgrade production facilities, and R&D laboratories in Japan and the US.

[Cash flow]

Net cash provided by operating activities for the interim period under review stood at ¥39,903 million, a decrease of ¥877 million year-on-year. Income before income taxes amounted to ¥46,642 million, depreciation and amortization expenses came to ¥12,025 million, while income taxes paid totaled to ¥24,553 million.

Cash outflows arising out of investing activities amounted to ¥14,135 million, a decrease of ¥7,360 million year-on-year, out of which ¥13,241 million was used for purposes of acquiring tangible fixed assets, and ¥6,137 million was used for purpose of intangible assets.

Net cash used in financing activities amounted to ¥10,127 million for payments such as dividends, and an increase of ¥5,517 million

year-on-year.

As a result of such operating, investing, and financing activities, cash and cash equivalents at the end of the period under review came to ¥160,137 million, down ¥3,527 million year-on-year.

[Trends in Consolidated Financial Indicators]

	Year ended March 2002	Year ended March 2003	Year ended March 2004	Year ended March 2005	First-half period of fiscal year ending September 2005
Shareholders' equity ratio (%)	64.9	65.6	68.1	69.4	70.3
Market Cap. Ratio (%)	164.8	107.7	131.8	157.0	199.9
Debt repayment term (years)	0.15	0.04	0.03	0.06	0.04
Interest coverage ratio	150.5	489.6	1,040.6	856.3	2,539.4

(Note)Calculation method of each indicator in the above table is as follows:
Shareholders' equity ratio : Shareholders' equity/total assets
Market Cap. Ratio : market capitalization (the stock price at the end of the period x number of shares outstanding at the end of the period after deduction of treasury stock) /total assets
Debt repayment term : interest-bearing debt (bonds payable, loans payable, agent deposits payable) /operating cash flow
Interest coverage ratio : operating cash flow/interest payments(interests paid)
Please note that debt repayment term as of the end of the first-half period shown above was calculated using twice the operating cash flow to obtain its annualized pro-forma figure for reference purposes.

3) Second Quarter Financial Highlights (July 1, 2005 – September 30, 2005)

- Consolidated net sales during the quarter amounted to ¥146,849 million, which was a 6.2% increase compared to the corresponding period last year.
- Net sales of *Aricept* soared to ¥48,211 million, a 15.0% rise year-on-year. Of this, sales of ¥10,624 million were attributed to Japan, up 26.0% and ¥29,104 million were recorded in North America, an 11.6% increase (10.6% in local currency). Sales of *Pariet* (U.S. brand name: *Aciphex*), totaled ¥37,431 million with an increase of 8.6%, while sales in Japan rose 33.1% to ¥6,831 million, those in North America inched up 4.2%(3.1% in local currency) to ¥28,167 million.
- With respect to net sales to external customers by each geographic area, all areas recorded increases. Japanese sales secured a 3.2% gain and the North American market expanded

7.2%, while the European territories gained ground by 11.5% and 'Asian and other markets' augmented 36.3% on a year-on-year basis.

- Research and development expenses came to ¥24,486 million, up 26.8% from the same period last year while selling, general and administrative expenses amounted to ¥74,938 million, up 7.4%. Despite such increases in expenses, cost of goods sold declined 6.3% to ¥24,606 million with the sales cost ratio being 16.8%.
- Due to proactive investments in R&D, operating income for the second quarter declined 0.6% year-on-year. to ¥22,818 million, ordinary income declined 0.2% from the same period last year to ¥23,711 million, and net income ascended 0.4% to ¥15,241 million.
- Net cash provided by operating activities in the second quarter was ¥27,806 million, down ¥3,554 million on a year-on-year basis. Cash outflows dedicated to investing activities totaled ¥5,255 million, up ¥2,436 million from a year earlier, principally attributed to the capital expenditures for property, plant, and equipment, and intangible assets.

4) Progress in Research and Development and other Business Areas

[Projects under development]

- The Company concentrates its managerial resources on the following research area; neurology, gastroenterology, and oncology/critical care (critical care medicine) as franchise areas, thereby implementing proactive R&D activities.

< Global development project >

- E5564 (generic name: eritoran), an endotoxin antagonist, showed the target efficacy and safety in Phase II for severe sepsis indication. Preparation for Phase III is ongoing.
- The Proof-of-Concept for E2007 for Parkinson's disease, based on selective AMPA receptor antagonism, is achieved and preparation for Phase III is ongoing. The Proof-of-Concept is also pursued for other indication such as epilepsy, multiple sclerosis and migraine prophylaxis.
- The Proof-of-Concept for E7389 for breast cancer and non small cell lung caner was achieved and further development is ongoing for early New Drug Application (NDA).
- Research and development endeavors for E7070, an anti-cancer

drug (generic name: indisulam), which is in the Phase II clinical trials, continues to achieve their POC (Proof of Concept).

- In September 2005, Eisai submitted a New Drug Application(NDA) to the U.S. Food and Drug Administration(FDA) for the anti-epileptic agent *Inovelon* (generic name: rufinamide), licensed from Novartis, as adjunctive treatment of partial-onset seizures in adults and adolescent patients and adjunctive treatment of seizures associated with Lennox-Gastaut Syndrome in children.

<Projects in Japan >

- For *Cleactor*, the thrombolytic agent, the Company obtained approval for the new indication, acute pulmonary embolism in July 2005. Development for cerebral embolism indication in Phase II was discontinued.
- Eisai and Abbott GmbH & Co. (Germany) signed a supplemental agreement for the joint development of the new indication, psoriasis, in Japan for the anti-rheumatic agent D2E7 (generic name: adalimumab, fully human anti-TNF- α monoclonal antibody). The companies have jointly started Phase II development for the new indication.
- E3620, a prokinetic agent, which was in Phase II in Japan, is now stopped.

< New indications and formulations>

- The development of new indications and formulations of *Aricept* and *Pariet /Aciphex* are now in progress.
- For *Aricept*, the Company obtained approval for orodispersible tablet in May 2005 in the U.K. and continues taking necessary steps for mutual recognition procedure in the EU countries. While sNDA for severe Alzheimer's Disease indication was submitted to the FDA, it was returned due to formatting problems and will be submitted in the middle of December 2005. European submission is in due course.

< Introduction of a new product>

- Dainippon Pharmaceutical

In September 2005, the Company signed an exclusive licensing agreement for AS-3201 for a potential new treatment for diabetic neuropathy that is under Phase III development in the US by Dainippon Pharmaceutical (current; Dainippon Sumitomo Pharma Co.,Ltd). Under the agreement, the company will assume the

exclusive rights to further develop, manufacture and market this compound worldwide outside Japan. In the future, Eisai will continue the development of AS-3201 to fulfill product line-up in the neurology area.

[Production]

- With the objective of achieving consistent supply of '*Aricept*', and '*Pariet/Aciphex*' to meet increasing global demand, the Company is shoring up to shore up its production functions by renewing or expanding relevant facilities.
- At the North Carolina Plant in the U.S, *Aricept, Rapid Disintegration Tablets* packaging started from April 2005.
- At the Kashima Plant in Ibaraki Prefecture, renewal of the existing buildings has been launched, and preparation for the production of the next product is in progress.
- At the Kawashima Plant in Gifu Prefecture, construction of new and environmental friendly waste water treatment facilities was launched in the center of the plant from June 2005 with the objective of completing by the end of March 2006, and to begin full-fledged operation by July 2006. Expansion of the production line of *Aricept Rapid Disintegration Tablets* was initiated, which will absorb increasing demands from September 2005.
- The Company is dedicated to continually enhancing product quality and operational safety while taking environmental conservation into account and seeking reductions in production cost.

[Activities for environmental conservation]

- Keenly aware of global environmental issues, the company is promoting eco-friendly activities as evidenced by the reduction in CO_2 emissions and waste generation, promotion of recycling and green procurement , reduction of toxic air pollutant, etc in line with its targets set forth in the long term plan. While the decision in June 2005 was for the final landfill ratio to be under one percent, the company is seeking zero emission.
- With respect to occupational health and safety, the Company obtained 'OHSAS18001', a certification standard for the Occupational Health and Safety, at the Tsukuba Research Laboratories in August 2005, following the respective achievements thereof at the Kawashima Plant in Gifu Prefecture and Kashima Plant in 2003, and at the Misato Plant (Saitama

Prefecture) in 2004.

- The Company has published "Environmental and Social Report 2005" describing the management system for dealing with environmental and occupational health and safety issues and its achievements.

5) Outlook for the fiscal year 2005

[Consolidated financial forecast]

- We hereby provide the financial forecast on a consolidated basis for the full fiscal year ending March 2006 as follows:

Unit: Millions of yen

	New forecast		Previous forecast		Increase (Decrease)	Increase (Decrease)
	(A)	(%)	(B)	(%)	(A-B)	Ratio
Net Sales	¥585,000	9.8%	¥57,500	7.9%	¥10,000	1.7%
Operating income	¥95,000	9.4%	¥91,000	4.8%	¥4,000	4.4%
Ordinary income	¥96,000	7.8%	¥92,000	3.3%	¥4,000	4.3%
Net income	¥60,000	8.1%	¥58,000	4.5%	¥2,000	3.4%

Notes: Forecasted Annual Earnings per Share (full fiscal period) ¥209.92

<Net Sales>

- With respect to net sales, we envision ¥585,000 million, a ¥10,000 million boost, over the previous forecast.
- We expect an increase of ¥3,000 million for both *Aricept* and *Aciphex/Pariet* that result in ¥188,000 million in *Aricept* and ¥148,000 million in *Aciphex/Pariet* over the previous forecast. Furthermore, *Actonel*, an osteoporosis treatment, and *Fragmin*, an anti-clotting agent, are contributing to the sales in the second half period.

<Income>

- We envision an operating income of ¥95,000 million, an increase of ¥4,000 million over the previous year, in spite of a proactive investment in R&D costs.
- We also envision an ordinary income of ¥96,000 million, an increase of ¥4,000 million, and net income of ¥60,000 million, an increase of ¥2,000 million over the previous year.

- We will continue proactive investment in R&D while improving in cost-to-sales ratio and efficient allocation of managerial resources.

[Outlook of Dividends at the end of the period]

- We expect the fiscal year-end dividend of ¥40 per share, an increase of ¥5 year-on-year, and expect the annual total dividend to be ¥80 per share, an increase of ¥24 year-on-year.

[Non-consolidated financial forecast]

- We hereby provide the financial forecast on a non-consolidated basis for the full fiscal year ending March 2006 as follows:

Unit : Millions of yen

	New forecast		Previous forecast		Increase (Decrease)	Increase (Decrease) Ratio
	(A)	(%)	(B)	(%)	(A-B)	
Net Sales	¥324,000	5.2%	¥320,000	3.9%	¥4,000	1.3%
Operating income	¥67,000	(0.9%)	¥66,000	(2.4%)	¥1,000	1.5%
Ordinary income	¥67,000	(3.1%)	¥66,000	(4.5%)	¥1,000	1.5%
Net income	¥42,500	(2.3%)	¥41,500	(4.6%)	¥1,000	2.4%

Notes: Forecasted Annual Earnings Per Share (full fiscal year) ¥148.69

6) Forward-looking Statements and Business Risk

- Materials and information provided in this financial disclosure may contain 'forward –looking statements' based on current expectations, forecasts, estimates, business goals and assumptions that are subject to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations.

- Risks associated with the Company's business include, but are not limited to, risks related to strategic alliances with partners, challenges arising out of global expansion, intellectual property risks, uncertainties in new pharmaceutical product development,

healthcare cost-containment measures, intensified competition with generic drugs, possible incidence of adverse events, compliance with laws and regulations, litigations, closure or shutdown of factories, safety issues of raw materials used, environmental issues, conditions of financial markets and foreign exchange fluctuations, IT security and information management, and risks related to outsourcing.

4-1) CONSOLIDATED BALANCE SHEET (ASSETS)

Account Title	Note	September 30 2004 (Millions of Yen)	September 30 2004 (%)	September 30 2005 (Millions of Yen)	September 30 2005 (%)	March 31 2005 (Millions of Yen)	March 31 2005 (%)	Increase (Decrease) (Millions of Yen)
ASSETS								
Current assets:								
Cash and cash in bank		¥64,859		¥70,419		¥54,350		
Accounts and notes receivable-trade		138,756		140,957		142,065		
Short-term investments		106,259		96,490		92,696		
Inventories		37,554		43,377		39,465		
Deferred tax assets		25,282		30,990		28,286		
Other current assets		9,182		10,887		9,041		
Allowance for doubtful receivables		(275)		(358)		(324)		
Total current assets		381,619	57.4	392,764	56.6	365,582	55.2	27,181
Fixed assets:								
Property, plant and equipment								
Buildings and structures	1,3	60,120		65,248		66,970		
Machinery, equipment and vehicle	1,3	21,095		23,685		25,283		
Land		17,290		17,034		16,995		
Construction in progress		12,647		9,338		4,046		
Others	1,3	9,162		9,533		9,625		
Total property, plant and equipment		120,317	18.1	124,840	18.0	122,922	18.5	1,917
Intangible assets		33,746	5.1	38,488	5.6	37,010	5.6	1,478
Investments and other assets								
Investment securities		79,028		89,658		89,298		
Long-term loans receivable		51		64		112		
Deferred tax assets		21,348		20,124		20,572		
Other assets		29,784		28,669		28,313		
Allowance for doubtful receivables		(1,044)		(972)		(1,101)		
Total investments and other assets		129,167	19.4	137,544	19.8	137,196	20.7	348
Total fixed assets		283,231	42.6	300,873	43.4	297,128	44.8	3,744
Total Assets		¥664,851	100.0	¥693,638	100.0	¥662,711	100.0	¥30,926

4-2) CONSOLIDATED BALANCE SHEET
(LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY)

Account Title	Note	September 30 2004 (Millions of Yen)	(%)	September 30 2005 (Millions of Yen)	(%)	March 31 2005 (Millions of Yen)	(%)	Increase (Decrease) (Millions of Yen)
LIABILITIES								
Current liabilities:								
Accounts and notes payable-trade		¥15,843		¥18,175		¥15,663		
Short-term borrowings		827		729		834		
Accounts payable-other		47,785		47,016		45,059		
Accrued expenses		30,543		36,951		33,719		
Income taxes payable		19,588		18,313		21,117		
Reserve for sales rebates		30,481		27,196		28,438		
Other reserves		811		769		804		
Other current liabilities		4,627		5,214		3,920		
Total current liabilities		150,509	22.7	154,365	22.2	149,557	22.6	4,808
Long-term liabilities:								
Deffered tax liabilities		89		100		95		
Liability for retirement benefits		51,339		34,145		32,509		
Retirement allowances for directors		1,895		2,367		2,272		
Other long-term liabilities		10,028		6,123		9,686		
Total long-term liabilities		63,352	9.5	42,736	6.2	44,563	6.7	(1,826)
Total liabilities		213,862	32.2	197,102	28.4	194,120	29.3	2,982
Minority Interests		8,808	1.3	9,164	1.3	8,983	1.3	181
Shareholders' equity:								
Common stock		44,985	6.8	44,985	6.5	44,985	6.8	–
Capital surplus		55,222	8.3	55,222	8.0	55,222	8.3	–
Retained earnings		365,180	54.9	407,218	58.7	387,077	58.4	20,140
Net unrealized gain on available-for-sale securities		6,567	1.0	14,212	2.0	9,374	1.4	4,837
Foreign currency translation adjustments		(3,753)	(0.6)	(2,222)	(0.3)	(4,908)	(0.7)	2,685
Treasury stock		(26,021)	(3.9)	(32,046)	(4.6)	(32,144)	(4.8)	98
Total shareholders' equity		442,181	66.5	487,370	70.3	459,607	69.4	27,762
Total liabilities and shareholders' equity		¥664,851	100.0	¥693,638	100.0	¥662,711	100.0	¥30,926

5. CONSOLIDATED SEMIANNUAL STATEMENTS OF INCOME

Account Title	Note	Apr 1, 2004 - Sep 30, 2004 (Millions of Yen)	(%)	Apr 1, 2005 - Sep 30, 2005 (Millions of Yen)	(%)	Increase (Decrease) (Millions of Yen)	Apr 1, 2004 - Mar 31, 2005 (Millions of Yen)	(%)
Net sales		¥260,984	100.0	¥282,629	100.0	¥21,644	¥533,011	100.0
Cost of sales		50,485	19.3	48,726	17.2	(1,758)	98,614	18.5
Gross profit on sales		210,499	80.7	233,903	82.8	23,403	434,396	81.5
Provision (reversal) of reserve for sales returns		(86)	(0.0)	(30)	(0.0)	55	(128)	(0.0)
Gross profit		210,586	80.7	233,933	82.8	23,347	434,525	81.5
Selling, general and administrative expenses		169,004	64.8	188,664	66.8	19,660	347,717	65.2
Research and development expenses		37,458	(14.4)	44,400	(15.7)		78,325	(14.7)
Selling, general and administrative expenses		131,545		144,263			269,392	
Operating income		41,582	15.9	45,269	16.0	3,687	86,807	16.3
Non-operating income		1,931	0.8	2,148	0.8	217	2,926	0.5
Interest income		682		1,463			1,700	
Dividend income		272		354			441	
Foreign exchange gains		611		38			49	
Equity in earnings of associated companies		15		-			25	
Other non-operating income		349		291			709	
Non-operating expenses		291	0.1	318	0.1	26	646	0.1
Interest expenses		14		20			52	
Depreciation expense		75		54			151	
Equity in loss of associated companies		-		7			-	
Sales Discount		97		105			198	
Other non-operating expenses		104		130			242	
Ordinary Income		43,222	16.6	47,099	16.7	3,877	89,087	16.7
Special gain		1,391	0.5	41	0.0	(1,350)	1,437	0.3
Gain on sales of fixed assets	1	181		39			253	
Gains on sales of investment securities		1,156		-			1,156	
Reversal of allowance for doubtful receivables		33		-			-	
Other special income		20		2			27	
Special loss		1,231	0.5	498	0.2	(733)	2,873	0.6
Loss on disposal of fixed assets	2	184		280			655	
Loss on impairment of fixed assets		-		210			-	
Loss on impairment of investment securities		64		-			-	
Loss on litigation	3	467		-			1,434	
Loss on disposal of inventories		358		-			352	
Other special loss		157		7			431	
Income before income taxes and minority interests		43,382	16.6	46,642	16.5	3,260	87,652	16.4
Income taxes-current		21,223	8.1	21,467	7.6	243	41,754	7.9
Income taxes-deferred		(5,599)	(2.2)	(5,204)	(1.9)	394	(9,953)	(1.9)
Minority interests		193	0.1	220	0.1	27	345	0.0
Net income		¥27,564	10.6	¥30,158	10.7	2,594	¥55,505	10.4

6. CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS /RETAINED EARNINGS

		April 1, 2004 - September 30, 2004		April 1, 2005- September 30, 2005		April 1, 2004- March 31, 2005	
Account Title	Note	(Millions of Yen)		(Millions of Yen)		(Millions of Yen)	
Capital surplus							
Capital surplus at beginning			¥55,222		¥55,222		¥55,222
Capital surplus at ending			55,222		55,222		55,222
Retained earnings at beginning			342,830		387,077		342,830
Increase in retained earnings							
Net income			27,564		30,158		55,505
Decrease in retained earnings							
- Dividends		5,179		10,002		11,223	
- Bonuses to directors		34		–		34	
- Loss on disposal of treasury stock		0	5,214	15	10,017	1	11,258
Retained earnings at ending			¥365,180		¥407,218		¥387,077

7. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Apr. 1, 2004-Sep. 30, 2004	Apr. 1, 2005-Sep. 30, 2005	Increase (Decrease)	Apr. 1, 2004-Mar. 31, 2005
Account Title	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
I. Operating activities:				
Income before income taxes	¥43,382	¥46,642		¥87,652
Depreciation and amortization	10,464	12,025		22,445
Loss on impairment of fixed assets	–	210		–
Increase (decrease) in allowance for doubtful receivables	(13)	16		95
Interest and dividend income	(955)	(1,818)		(2,142)
Interest expense	14	20		52
Equity in (earnings) loss of associated companies	(15)	7		(25)
(Gain) Loss on sales and disposal of fixed assets	3	241		401
Provision for liability for retirement benefits	3,276	2,997		7,229
Loss (Gain) on sales of short-term investments and investment securities	(1,143)	(0)		(1,147)
Loss on impairment of securities	64	3		63
(Decrease) Increase in trade receivables	(5,140)	2,632		(8,918)
Increase in inventories	(1,571)	(2,893)		(3,947)
Increase (Decrease) in accounts payable	(316)	1,731		(946)
Increase in other current liabilities	4,449	5,847		3,143
Increase (Decrease) in reserve for sales rebates	5,964	(2,669)		4,766
Other	384	(2,193)		(3,587)
Sub-total	58,845	62,801	3,955	105,137
Interest and dividends received	942	1,671		2,082
Interest paid	(13)	(15)		(57)
Contribution to employee to retirement benefit trust	–	–		(20,000)
Income taxes paid	(18,993)	(24,553)		(37,961)
Net cash provided by operating activities	40,781	39,903	(877)	49,200
II. Investing activities:				
Purchases of short-term investments	(43)	(40)		(120)
Proceeds from sales and redemptions of short-term investments	2,680	1,554		7,442
Purchases of property, plant and equipment	(12,225)	(13,241)		(21,670)
Proceeds from sales of property, plant and equipment	306	167		472
Purchases of intangible assets	(12,242)	(6,137)		(17,535)
Purchases of investment securities	(7,439)	(2,767)		(15,680)
Proceeds from sales and redemptions of investment securities	7,143	6,188		8,506
Net (Increase) decrease in time deposits (exceeding 3 months)	212	171		(373)
Other	111	(31)		1,426
Net cash used in investing activities	(21,495)	(14,135)	7,360	(37,531)
III. Financing activities:				
Net increase (decrease) in short-term bank borrowings	633	(150)		671
Purchase of treasury stock	–	–		(6,087)
Dividends paid	(5,179)	(10,002)		(11,223)
Dividends paid to minorities	–	(49)		(27)
Other	(63)	74		(78)
Net cash used in financing activities	(4,609)	(10,127)	(5,517)	(16,743)
IV. Effect of exchange rate changes on cash and cash equivalents	2,844	2,067	(776)	1,360
V. Net increase (decrease) in cash and cash equivalents	17,520	17,708	188	(3,715)
VI. Cash and cash equivalents at beginning of period	146,116	142,429	(3,687)	146,116
VII. Cash and cash equivalents of newly consolidated subsidiaries	28	–	(28)	28
VIII.Cash and cash equivalents at end of period	¥163,665	¥160,137	(¥3,527)	¥142,429

BASIS OF PRESENTING SEMIANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Item	April 1, 2004-September 30, 2004	**April 1, 2005-September 30, 2005**	April 1, 2004-March 31, 2005
1. Scope of Consolidation	Consolidated subsidiaries: 35 Companies Major subsidiaries: Sanko Junyaku Co., Ltd. Sannova Co., Ltd. Eisai Inc. Eisai Research Institute of Boston, Inc. Eisai Food & Chemicals Co., Ltd. was newly established during the interim period and included consolidation. Dymec Co., Ltd. is no longer a consolidated subsidiary as it completed the process of liquidation during the interim period. Hi-Eisai Pharmaceutical Inc. which was an associated company accounted for by the equity method, is treated as a consolidated subsidiary under the control and influence concept since July 2004.	Consolidated subsidiaries: 39 Companies Major subsidiaries: Sanko Junyaku Co., Ltd. Sannova Co., Ltd. Eisai Research Institute of Boston, Inc. Eisai Inc. Eisai Pharma AG and Eisai AB were newly established and consolidated during the interim period. Wei-zai Co., Ltd. was merged with Eisai Taiwan Inc. (surviving company) and disappeared in April 2005.	Consolidated subsidiaries: 38 Companies Major subsidiaries: Sanko Junyaku Co., Ltd. Sannova Co., Ltd. Eisai Research Institute of Boston, Inc. Eisai Inc. Eisai Food & Chemicals Co., Ltd., Eisai Europe Ltd., Eisai Pharmaceuticals India Private Ltd. and Eisai S.r.l. were newly established and consolidated during the period. Hi-Eisai Pharmaceutical Inc. which was an associated company accounted for by the equity method, is treated as a consolidated subsidiary under the control and influence concept since July 2004. Dymec Co., Ltd. is no longer a consolidated subsidiary as it completed the process of liquidation during the period.
2. Number of Companies Accounted for by the Equity Method	Associated companies: 2 Companies (Bracco-Eisai Co., Ltd., and one other company)	Same as the left	Same as the left
3. Items related to the closing date of Consolidated Subsidiaries	The closing date of Eisai China Inc. is June 30. In preparing the interim consolidated financial statements, the interim financial statements as of June 30 are used for Eisai China Inc., and necessary adjustments are made in consolidation for significant transactions occurring between that date and the interim closing date.	Same as the left	The closing date of Eisai China Inc. is December 31. In preparing the consolidated financial statements, the financial statements as of December 31 are used for Eisai China Inc., and necessary adjustments are made in consolidation for significant transactions occurring between that date and the closing date.

Item	April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
4. Accounting Policies and Methods	1. Measurement and Cost Formula for Significant Assets (1) Securities: Held-to-maturity Securities: Stated at amortized cost. (Straight-line method) Available-for-sale Securities: Marketable securities: Stated at fair value at the interim balance sheet date with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Stated at cost determined by the moving average method. (2) Derivatives: Stated at fair value (3) Inventories: Merchandise and finished products, work-in-process products, raw materials, and supplies are stated at cost substantially determined by average method for the Parent Company and the domestic consolidated domestic, and at lower of cost or market method determined by the first-in first-out method for the foreign consolidated subsidiaries.	1. Measurement and Cost Formula for Significant Assets (1) Securities: Same as the left (2) Derivatives: Same as the left (3) Inventories: Same as the left	1. Measurement and Cost Formula for Significant Assets (1) Securities: Held-to-maturity Securities: Stated at amortized cost. (Straight-line method) Available-for-sale Securities: Marketable securities: Stated at fair value at the balance sheet date with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Stated at cost determined by the moving average method. (2) Derivatives: Same as the left (3) Inventories: Same as the left

Item	April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
	2. Depreciation of Significant Fixed Assets (1) Property, plant and equipment: Depreciation of property, plant and equipment of the Parent Company and its domestic subsidiaries is computed substantially by the declining-balance method. Estimated useful lives of the assets are as follows, Buildings: 15 to 65 years Machinery and equipment: 6 to 7 years In the foreign consolidated subsidiaries, the straight-line method based on their each domestic accounting standard is principally applied. (2) Intangible assets: Intangible assets are stated at cost less accumulated amortization, which is computed by the straight-line method. Amortization for software utilized internally is computed by the straight-line method over estimated useful life in years (mainly five years).	2. Depreciation of Significant Fixed Assets (1) Property, plant and equipment: Depreciation of property, plant and equipment of the Parent Company and its domestic subsidiaries is computed substantially by the declining-balance method. Estimated useful lives of the assets are as follows, Buildings: 15 to 50 years Machinery and equipment: 6 to 7 years In the foreign consolidated subsidiaries, the straight-line method based on their each domestic accounting standard is principally applied. (2) Intangible assets: Same as the left	2. Depreciation of Significant Fixed Assets (1) Property, plant and equipment: Depreciation of property, plant and equipment of the Parent Company and its domestic subsidiaries is computed substantially by the declining-balance method. Estimated useful lives of the assets are as follows, Buildings: 15 to 65 years Machinery and equipment: 6 to 7 years In the foreign consolidated subsidiaries, the straight-line method based on their each domestic accounting standard is principally applied. (2) Intangible assets: Same as the left
	3. Accounting Policies for Significant Reserves (1) Allowance for doubtful receivables: To prepare for potential losses of accounts receivable, loans and others, the allowance for doubtful receivables is provided at amounts determined on the bases of the Parent Company's past credit loss experience and evaluation of potential losses in receivables outstanding.	3. Accounting Policies for Significant Reserves (1) Allowance for doubtful receivables: Same as the left	3. Accounting Policies for Significant Reserves (1) Allowance for doubtful receivables: Same as the left

Item	April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
	(2) Reserve for sales rebates: To prepare for future sales rebates after the interim balance sheet date, which are related to the merchandises and finished goods sold by the interim balance sheet date, the reserve is provided at an amount determined by multiplying inventories of wholesalers at the interim balance sheet date by the average rebate ratio of the interim period. Certain consolidated subsidiaries calculate the reserves, by multiplying an amount of related sales by an estimated percentage of rebates. (3) Other reserves: The Parent Company and its domestic consolidated subsidiaries account for following reserves. As their impacts on the interim balance sheet are immaterial, they are presented as "Other reserves" collectively. a) Reserve for sales returns: To prepare for possible losses on sales return incurred after the interim balance sheet date, the reserve is provided at an amount calculated by multiplying the amount of accounts receivable-trade at the interim balance sheet date by the average of return ratio of goods sold over the previous 18 months and the profit ratio of the interim period.	(2) Reserve for sales rebates: Certain consolidated subsidiaries calculate the reserves, by multiplying an amount of related sales by an estimated percentage of rebates. (3) Other reserves: Same as the left a) Reserve for sales returns: Same as the left	(2) Reserve for sales rebates: To prepare for future sales rebates after the balance sheet date, which are related to the merchandises and finished goods sold by the balance sheet date, the reserve is provided at an amount determined by multiplying inventories of wholesalers at the balance sheet date by the average rebate ratio of the period. Certain consolidated subsidiaries calculate the reserves, by multiplying an amount of related sales by an estimated percentage of rebates. (3) Other reserves: The Parent Company and its domestic consolidated subsidiaries account for following reserves. As their impacts on the balance sheet are immaterial, they are stated as "Other reserves" collectively. a) Reserve for sales returns: To prepare for possible sales return losses incurred after the balance sheet date, the reserve is provided at an amount calculated by multiplying the amount of accounts receivable-trade at the balance sheet date by the average of return ratio of goods sold over the previous two fiscal years and the profit ratio of the period.

Item	April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
	b) Reserve for loss on disposal of goods returned: To prepare for possible losses on disposal of goods returned after the interim balance sheet date, the reserve is provided at an amount calculated by multiplying the amount of accounts receivable-trade at the interim balance sheet date by the average return ratio of goods sold and the average disposal ratio of goods returned over the previous 18 months. (4) Liability for retirement benefits: To cover retirement benefits to the employees, the Parent Company and certain consolidated subsidiaries provide for the liability for the retirement benefits at an amount to be prepared as of the interim balance sheet date, which is derived from the projected benefit obligations and estimated plan assets at the end of the fiscal year. The transitional obligation of ¥32,357 million, determined as of April 1, 2000, was offset by the contribution of certain available-for-sale securities, with the fair value of ¥15,128 million at which time it was contributed, to the employee's retirement benefit trusts for the Parent Company's pension plans. The remaining unfunded balance of ¥17,229 million, as well as ¥771 million for retirement benefits in the domestic consolidated subsidiaries, are being	b) Reserve for loss on disposal of goods returned: Same as the left (4) Liability for retirement benefits: To cover retirement benefits to the employees, the Parent Company and certain consolidated subsidiaries provide for the liability for the retirement benefits at an amount to be prepared as of the interim balance sheet date, which is derived from the projected benefit obligations and plan assets at the end of the fiscal year. The unrecognized prior service cost is being amortized over five years and recognized as operating expenses in the statements of income. The unrecognized actuarial loss of the Parent Company and certain domestic consolidated subsidiaries is being amortized over five years by the straight-line method and recognized as operating expenses in the statements of income starting from the following fiscal year.	b) Reserve for loss on disposal of goods returned: To prepare for possible losses on disposal of goods returned after the balance sheet date, the reserve is provided at an amount calculated by multiplying the amount of accounts receivable-trade at the balance sheet date by the average ratio of returns of goods sold and the average disposal ratio of goods returned over the previous two fiscal years. (4) Liability for retirement benefits: To cover retirement benefits to the employees, the Parent Company and certain consolidated subsidiaries provide for the liability for the retirement benefits at an amount to be prepared as of the balance sheet date, which is derived from the projected benefit obligations and plan assets at the end of the fiscal year. The transitional obligation of ¥32,357 million, determined as of April 1, 2000, was offset by the contribution of certain available-for-sale securities, with the fair value of ¥15,128 million at which time it was contributed, to the employee's retirement benefit trusts for the Parent Company's pension plans. The remaining unfunded balance of ¥17,229 million, as well as ¥771 million for retirement benefits in the domestic consolidated subsidiaries, are being amortized over five years

Item	April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
	amortized over five years and booked as operating expenses. A portion of the transitional obligation which relates to exempted substitutional obligation of employees welfare pension fund is recognized to be eliminated. The unrecognized prior service cost is being amortized over five years and recognized as operating expenses in the statements of income. The unrecognized actuarial loss of the Parent Company and certain domestic consolidated subsidiaries is being amortized over five years by the straight-line method and recognized as operating expenses in the statements of income starting from the following fiscal year when each respective loss occurred. (Additional Information) The Parent Company, upon enactment of defined benefit corporate pension act, obtained approval from Japan's Ministry of Health, Labour and Welfare for exemption from the future benefit obligation of the substitutional retirement portion of the Eisai Welfare Pension Fund on August 29, 2003. Accordingly, the Parent Company adopted a transitional measure provided in paragraph 47-2 of the "Guidance for Employee Retirement Benefit Accounting (interim report)"(in the 13th issue of Accounting Committee Report by the Japanese Institute of Certified Public Accountants) and processed accounting entries assuming		and booked as operating expenses. The portion of which arising out of exemption of substitutional obligation of employees welfare pension fund is recognized to be eliminated. The unrecognized prior service cost is being amortized over five years and recognized as operating expense in the statements of income. The unrecognized actuarial loss by the Parent Company and certain domestic consolidated subsidiaries is being amortized over five years by the straight-line method and recognized as operating expenses in the statements of income starting from the following fiscal year when each respective loss occurred.

Item	April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
	that the substitutional portion of the future retirement benefit obligations and relevant pension plan assets to be thereby returned were extinguished as of the approval date for exemption of future obligation thereof. The projected value of the pension plan assets to be returned (the minimum liability reserve) is estimated at ¥19,443 million as of the end of the interim period.		
	(5) Retirement allowances for directors: The Parent Company and certain domestic consolidated subsidiaries provide a reserve for retirement allowances for directors in required amounts based on the bylaw. 4. Methods for translation of significant assets and liabilities denominated in foreign currencies into Yen: Monetary receivables and payables denominated in foreign currencies are translated into Yen at the current exchange rates at the interim balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income. Assets and liabilities of the foreign consolidated subsidiaries are translated into Yen at the current rate as of the interim balance sheet date, profit and loss accounts thereof are translated into Yen at the average rates of the interim	(5) Retirement allowances for directors: The Parent Company and certain consolidated subsidiaries provide a reserve for retirement allowances for directors in required amounts based on the bylaw. 4. Methods for translation of significant assets and liabilities denominated in foreign currencies into Yen: Same as the left	(5) Retirement allowances for directors: Same as the left 4. Methods for translation of significant assets and liabilities denominated in foreign currencies into Yen: Monetary receivables and payables denominated in foreign currencies are translated into Yen at the current exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income. Assets and liabilities of the foreign consolidated subsidiaries are translated into Yen at the current rate as of the balance sheet date, profit and loss accounts thereof are translated into Yen at the average rates of the period

Item	April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
	period and differences arising from such translation are included in the minority interests account and the foreign currency translation adjustments account in shareholders' equity.		and differences arising from such translation are included in the minority interests account and the foreign currency translation adjustments account in shareholders' equity.
	5. Accounting for significant lease transactions The Parent Company and the domestic consolidated subsidiaries accounted for finance lease transactions other than those under which ownership is transferred to the lessee as ordinary operating leases. Finance leases of the foreign consolidated subsidiaries are principally capitalized. 6. Accounting for significant hedges (1) Hedge method: The Parent Company measured derivatives used for hedging purposes at the fair value and unrealized gains or losses on derivatives are deferred until maturity of the hedged transactions. If the forward contracts qualify for hedge accounting, trade receivables and payables denominated in foreign currencies are translated at the contracted rates. (2) Hedging instruments and hedged items: (a) Hedging instruments: Foreign currency forward contracts (b) Hedged items: Trade receivables and payables including committed	5. Accounting for significant lease transactions Same as the left 6. Accounting for significant hedges (1) Hedge method: The Parent Company and certain consolidated subsidiaries measured derivatives used for hedging purposes at the fair value and unrealized gains or losses on derivatives are deferred until maturity of the hedged transactions. If the forward contracts qualify for hedge accounting, trade receivables and payables denominated in foreign currencies are translated at the contracted rates. (2) Hedging instruments and hedged items: Same as the left	5. Accounting for significant lease transactions Same as the left 6. Accounting for significant hedges Same as the left

Item	April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
	transactions denominated in foreign currencies		
	(3) Hedging policy: The Parent Company uses hedged transactions, in the ordinary course of business, to reduce the exposure to fluctuations in foreign exchange rate. Hedged transactions used by The Parent Company have been made in accordance with internal policies which regulate the authorization. (4) Method for assessment of effectiveness of hedging: As for the Parent Company, foreign currency forward contracts assigned to the associated receivables and payables have the same terms and denominations as the corresponding receivables and payables and the contract amounts will not exceed those of the corresponding assets and liabilities. As a result, high correlation and effectiveness between the hedging instruments and the hedged items are kept against fluctuations in foreign exchange rate so that assessment of effectiveness is skipped. 7. Other basis of presenting semiannual consolidated financial statements: Accounting for consumption tax: Consumption taxes and local consumption taxes are	(3) Hedging policy: The Parent Company and certain consolidated subsidiaries use hedged transactions, in the ordinary course of business, to reduce the exposure to fluctuations in foreign exchange rate. Hedged transactions used by The Parent Company have been made in accordance with internal policies which regulate the authorization. (4) Method for assessment of effectiveness of hedging: As for the Parent Company and certain consolidated subsidiaries, foreign currency forward contracts assigned to the associated receivables and payables have the same terms and denominations as the corresponding receivables and payables and the contract amounts will not exceed those of the corresponding assets and liabilities. As a result, high correlation and effectiveness between the hedging instruments and the hedged items are kept against fluctuations in foreign exchange rate so that assessment of effectiveness is skipped. 7. Other basis of presenting semiannual consolidated financial statements: Accounting for consumption tax: Same as the left	7. Other basis of presenting semiannual consolidated financial statements: Accounting for consumption tax: Same as the left

Item	April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
	excluded from revenues and expenses.		
5. Scope of Cash and Cash Equivalents in the Consolidated statements of Cash Flows	Cash and cash equivalents in the interim consolidated statements of cash flows comprise cash on hand, demand deposits, and short-term investments that are readily convertible into cash, and that are exposed to insignificant risk of changes in value, all of which mature or become due within three months of the date of acquisition.	Cash and cash equivalents in the consolidated Same as the left	Cash and cash equivalents in the consolidated statements of cash flows comprise cash on hand, demand deposits, and short-term investments that are readily convertible into cash, and that are exposed to insignificant risk of changes in value, all of which mature or become due within three months of the date of acquisition.

Changes in Basis of Presenting Semiannual Consolidated Financial Statements

April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
	(Standard for asset impairment accounting) New pronouncements, the Accounting Standard for Impairment of Fixed Assets (Statement of Opinion, Accounting for Impairment of Fixed Assets [the Business Accounting Council issued August 9, 2002]) and Guidance for Accounting Standard for Impairment of Fixed Assets (the Accounting Standards Board of Japan Guidance No.6 issued October 31, 2003), are effective from this fiscal year, the Parent Company adopted the new accounting standards for impairment of fixed assets on the beginning of April 1, 2005. The effect of the application of these standards was to decrease the Income before income taxes and minority interests by ¥184 million. In accordance with the modification of the Regulations Concerning Interim Consolidated Financial Statements, the amount of the accumulated impairment losses are directly deducted from the balances of related fixed assets.	

Changes in Classification

April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**
(Consolidated Semiannual Statements of Income) 1. "Reserve for sales rebates", included in "Others" in the Non-operating expenses in the prior interim period, was separately presented in the interim period as its amount exceeded 10% of Non-operating expenses. "Reserve for sales rebates" which was included in "Others" in the Non-operating expenses in the previous interim period amounted to ¥89 million. 2. As the amount of "Depreciation expenses", included in "Others" in the prior interim period, was up over 10% of Non-operating expenses and thus separately presented in this period. "Depreciation expenses" which was included in "Others" in the Non-operating expenses in the previous interim period amounted to ¥128 million.	(Consolidated Balance Sheet) 1. The contribution to a similar partnership as investment limited partnership was presented as "Other assets", included in "Investments and other assets," at the previous interim balance sheet date. However, in accordance with the revision of the certain portion of Securities and Exchange Law (the 97th issue on June 9, 2004), it was presented as "Investment securities," included in "Investments and other assets" at the interim balance sheet date. Total contribution to a similar partnership as investment limited partnership at the interim balance sheet date was ¥61 million. 2. As the amount of the initial payment for product acquisition and others, included in "Others" at the prior interim balance sheet date, is included in "Intangible Assets" at the interim balance sheet date after the review of their classification, which followed the appearance of the major initial payment for product acquisition during the previous fiscal year. The amount was ¥26,121 million at the interim balance sheet date (Consolidated Semiannual Income Statement) 1. As the amount of "Reversal of allowances for doubtful receivables," separately treated and presented in an independent account title in the previous period, was ¥1 million in the interim period, accounting for less than or equal to 10% of total special gain, it was included in "Other special gain" 2. As the amount of "Loss on impairment of investment securities," separately treated and presented in an independent account title in the previous period, was ¥3 million in the interim period, accounting for less than or equal to 10% of total special loss, it was included in "Other special loss."

Additional Information

April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
(Pro forma standard taxation) In response to the announcement of "Practical Treatment Regarding Classification in Statements of Income for Pro Forma Standard's Portion of Enterprise Tax", as stated in the 12th issue of the	————	(Pro forma standard taxation) In response to the announcement of "Practical Treatment Regarding Classification in Statements of Income for Pro Forma Standard's Portion of Enterprise Tax", as stated in the 12th issue of the

April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
Report on Practical Treatments proclaimed by the Accounting Standard Board of Japan on February 13, 2004, the portion related to value-added input and capital input of the enterprise tax amounting to ¥415 million is recognized as 'Selling, general and administrative expenses' in accordance with the report starting the interim period.		Report on Practical Treatments proclaimed by the Accounting Standard Board of Japan on February 13, 2004, the portion related to value-added input and capital input of the enterprise tax amounting to ¥851 million is recognized as 'Selling, general and administrative expenses' in accordance with the report starting this period.

(Notes to the Consolidated Balance Sheets)

<table>
<tr><th>September 30, 2004</th><th>September 30, 2005</th><th>March 31, 2005</th></tr>
<tr>
<td>*1. Accumulated depreciation of property, plant, and equipment is ¥175,773 million.

3. Contingent liabilities:
The Parent Company cosigns following debts:
<table><tr><th>Warrantee</th><th>Item</th><th>Yen (mil.)</th></tr><tr><td>Employees</td><td>Housing loans</td><td>128</td></tr></table>
*3. ¥329 million was deducted from acquisition cost of tangible fixed assets at the interim balance sheet date by the reduction-entry of government subsidies. Details of the reduction entries are as follows:
Buildings and structures ¥19 mil.
Machinery and equipment ¥184 mil.
Others ¥125 mil.</td>
<td>*1. Accumulated depreciation of property, plant, and equipment is ¥185,104 million.
Accumulated depreciation includes the accumulated impairment losses.

2. Contingent liabilities:
The Parent Company cosigns following debts:
<table><tr><th>Warrantee</th><th>Item</th><th>Yen (mil.)</th></tr><tr><td>Employees</td><td>Housing loans</td><td>122</td></tr></table>
*3. ¥413 million was deducted from acquisition cost of tangible fixed assets at the interim balance sheet date by the reduction-entry of government subsidies. Details of the reduction entries are as follows:
Buildings and structures ¥24 mil.
Machinery and equipment ¥166 mil.
Others ¥222 mil.</td>
<td>*1. Accumulated depreciation of property, plant, and equipment is ¥179,728 million.

2. Contingent liabilities:
The Parent Company cosigns following debts:
<table><tr><th>Warrantee</th><th>Item</th><th>Yen (mil.)</th></tr><tr><td>Employees</td><td>Housing loans</td><td>125</td></tr></table>
*3. ¥336 million was deducted from acquisition cost of tangible fixed assets at the balance sheet date by the reduction-entry of government subsidies. Details of the reduction entries are as follows:
Buildings and structures ¥19 mil.
Machinery and equipment ¥166 mil.
Others ¥150 mil.</td>
</tr>
</table>

(Notes to the Consolidated Semiannual Statements of Income)

April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
*1. The Principal gains on sales of fixed assets: Land ¥156 mil.	*1. Principal gains on sales of fixed assets: Land ¥22 mil.	*1. Principal gains on sales of fixed assets: Land ¥227 mil.
*2. The principal loss on disposal of fixed assets: Buildings and structures ¥77 mil.	*2. The principal loss on disposal of fixed assets: Buildings and structures ¥153 mil.	*2. Principal loss on disposal of fixed assets: Buildings and structures ¥289 mil. Machinery, equipment and vehicle ¥141 mil. Others (Tools, furniture and fixtures) ¥146 mil.
*3. Loss on litigation includes patent infringement litigation expenses and additional expenses associated with the settlements of civil litigations on vitamin E sale.	*3. ――――	*3. Loss on litigation includes patent infringement litigation expenses and additional expenses associated with the settlements of civil litigations on vitamin E sale.

(Notes to the Consolidated Statements of Cash Flows)

April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
(1) Reconciliation between the amount of cash and cash equivalents and that of the related accounts shown in the interim consolidated balance sheet at the interim balance sheet date.	(1) Reconciliation between the amount of cash and cash equivalents and that of the related accounts shown in the interim consolidated balance sheet at the interim balance sheet date.	(1) Reconciliation between the amount of cash and cash equivalents and that of the related accounts shown in the consolidated balance sheet at the balance sheet date.
Cash and cash in bank ¥64,859 mil. Short-term investments ¥106,259 mil. Total ¥171,119 mil. Time deposits whose maturities exceed three months (¥1,031 mil.) Bonds whose maturities exceed three months (¥6,422 mil.) Cash and cash equivalents ¥163,665 mil.	Cash and cash in bank ¥70,419 mil. Short-term investments ¥96,490 mil. Other current assets ¥10,887 mil. Total 177,797 mil. Time deposits whose maturities exceed three months (¥1,488 mil.) Bonds whose maturities exceed three months (¥6,283 mil.) Other current assets other than cash and cash equivalents (¥9,887 mil.) Cash and cash equivalents ¥160,137 mil.	Cash and cash in bank ¥54,350 mil. Short-term investments ¥92,696 mil. Total ¥147,047 mil. Time deposits whose maturities exceed three months (¥1,654 mil.) Bonds whose maturities exceed three months (¥2,963 mil.) Cash and cash equivalents ¥142,429 mil.

8. SEGMENT INFORMATION

1. Business Segment Information

1) For the period ended September 30, 2004 (Millions of Yen)

	Pharma-ceuticals	Other	Total	Eliminations and Corporate	Consolidated
Sales					
(1) Sales to customers	¥249,358	¥11,626	¥260,984	–	¥260,984
(2) Intersegment sales	91	8,057	8,149	(¥8,149)	–
Total sales	249,449	19,684	269,133	(8,149)	260,984
Operating expenses	207,052	18,868	225,920	(6,517)	219,402
Operating income	¥42,397	¥815	¥43,213	(¥1,631)	¥41,582

2) For the period ended September 30, 2005 (Millions of Yen)

	Pharma-ceuticals	Other	Total	Eliminations and Corporate	Consolidated
Sales					
(1) Sales to customers	¥272,371	¥10,257	¥282,629	–	¥282,629
(2) Intersegment sales	78	7,795	7,874	(¥7,874)	–
Total sales	272,450	18,053	290,503	(7,874)	282,629
Operating expenses	225,736	16,902	242,639	(5,278)	237,360
Operating income	¥46,713	¥1,151	¥47,864	(¥2,595)	¥45,269

3) For the fiscal year ended March 31, 2005 (Millions of Yen)

	Pharma-ceuticals	Other	Total	Eliminations and Corporate	Consolidated
Sales					
(1) Sales to customers	¥510,981	¥22,030	¥533,011	–	¥533,011
(2) Intersegment sales	185	17,919	18,105	(¥18,105)	–
Total sales	511,167	39,949	551,116	(¥18,105)	533,011
Operating expenses	422,792	37,943	460,736	(14,531)	446,204
Operating income	¥88,374	¥2,006	¥90,380	(¥3,573)	¥86,807

Notes:

(1) The Company classifies consolidated operations into two segments: "Pharmaceuticals", including prescription pharmaceuticals, and "Other", which encompasses all operations other than pharmaceuticals.

(2) Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals; Consumer health care products; Diagnostics, etc.
Other	Food additives; Chemicals; Machinery; Others

(3) Operating expenses, which are not allocated to each segment and are included in Eliminations and Corporate, consist mainly of administrative expenses incurred at headquarters.

For the period ended September 30, 2004: ¥1,635 million
For the period ended September 30, 2005: ¥2,599 million
For the year ended March 31, 2005: ¥3,578 million

2. Geographic Segment Information

1) For the period ended September 30, 2004 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
Sales							
(1) Sales to customers	¥133,333	¥102,675	¥19,221	¥5,754	¥260,984	–	¥260,984
(2) Intersegment sales	31,192	10,076	3,775	12	45,056	(¥45,056)	–
Total sales	164,525	112,752	22,996	5,766	306,041	(45,056)	260,984
Operating expenses	128,608	107,130	21,037	4,496	261,273	(41,870)	219,402
Operating income	¥35,917	¥5,621	¥1,959	¥1,269	¥44,767	(¥3,185)	¥41,582

2) For the period ended September 30, 2005 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
Sales							
(1) Sales to customers	¥139,576	¥113,958	¥21,198	¥7,897	¥282,629	–	¥282,629
(2) Intersegment sales	34,537	13,552	3,962	1	52,053	(¥52,053)	–
Total sales	174,113	127,510	25,160	7,899	334,683	(¥52,053)	282,629
Operating expenses	137,125	119,001	22,479	6,376	284,982	(47,621)	237,360
Operating income	¥36,988	¥8,508	¥2,681	¥1,522	¥49,700	(¥4,431)	¥45,269

3) For the fiscal year ended March 31, 2005 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
Sales							
(1) Sales to customers	¥268,268	¥214,542	¥38,292	¥11,908	¥533,011	–	¥533,011
(2) Intersegment sales	65,906	20,657	7,888	22	94,475	(¥94,475)	–
Total sales	334,175	235,200	46,180	11,930	627,486	(94,475)	533,011
Operating expenses	259,769	223,819	42,709	9,861	536,159	(89,955)	446,204
Operating income	¥74,405	¥11,380	¥3,470	¥2,069	¥91,327	(¥4,520)	¥86,807

Notes:
(1) Segmentation by country or region is based on geographic proximity.

(2) Major areas and countries included in each category:
- -North America: The United States of America and Canada
- -Europe: The United Kingdom, France, Germany, etc.
- -Asia and Others: East Asia, Southeast-Asia, and South-Central America, etc.

(3) Intersegment sales in Japan principally represent product sales, etc. from the Parent Company to overseas subsidiaries. Intersegment sales in North America, Europe, Asia and Others are principally sales from overseas subsidiaries, which manage research and development for the Parent Company.

(4) Operating expenses that are not allocated to each segment, and are included in Eliminations and Corporate, consist mainly of administrative expenses incurred at headquarters.

For the period ended September 30, 2004:	¥1,635 million
For the period ended September 30, 2005:	¥2,599 million
For the year ended March 31, 2005:	¥3,578 million

3. Overseas Sales

1) For the period ended September 30, 2004 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥107,067	¥25,280	¥6,846	¥139,194
2. Consolidated sales				¥260,984
3. Share of overseas sales (%)	41.0%	9.7%	2.6%	53.3%

2) For the period ended September 30, 2005 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥118,378	¥29,645	¥8,935	¥156,959
2. Consolidated sales				¥282,629
3. Share of overseas sales (%)	41.9%	10.5%	3.1%	55.5%

3) For the fiscal year ended March 31, 2005 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥222,811	¥51,210	¥14,125	¥288,147
2. Consolidated sales				¥533,011
3. Share of overseas sales(%)	41.8%	9.6%	2.7%	54.1%

Note:

(1) Segmentation of the areas is based on geographic proximity.

(2) Major areas and countries included in this category:

- -North America: The United States of America and Canada.
- -Europe: The United Kingdom, France, Germany, etc.
- -Asia and Others: East Asia, Southeast- Asia, South-Central America, etc.

(3) Overseas sales represent the sales reported in countries and areas outside Japan by the Parent Company and the consolidated subsidiaries.

9. LEASE TRANSACTIONS

April 1, 2004- September 30, 2004

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

1) Acquisition cost, Accumulated depreciation, Net leased property

(Millions of Yen)

	Acquis-ition cost	Accum-ulated deprec iation	Net leased property
Building-s & structur-es	2	2	0
Machin-ery & Vehicles	674	515	158
Others	2,179	1,238	941
Total	2,857	1,757	1,100

2) Obligation under finance leases

Due within one year	¥606 mil.
Due over one year	¥515 mil.
Total	¥1,121 mil.

3) Actual lease payments, Depreciation expense, Interest expense

Actual lease payments	¥635 mil.
Depreciation expense	¥599 mil.
Interest expense	¥23 mil.

4) Depreciation expense for leased assets is computed using the straight-line method over the estimated useful lives of the leased assets.

5) Interest expense for leased assets is computed using the interest method based on the differences between the lease fees and the respective acquisition cost of the assets which are considered to be interest-bearing.

2. Operating leases

Due within one year	¥1,099 mil.
Due over one year	¥2,857 mil.
Total	¥3,957 mil.

April 1, 2005- September 30, 2005

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

1) Acquisition cost, Accumulated depreciation, Accumulated Impairment loss, Net leased property

(Millions of Yen)

	Acquis-ition cost	Accum-ulated deprec-iation	Accum-ulated Impair-ment loss	Net leased property
Mach-inery & Vehicles	452	312	-	140
Others	3,255	1,058	10	2,186
Total	3,707	1,370	10	2,327

2) Obligation under finance leases,etc

Due within one year	¥931 mil.
Due over one year	¥1,424 mil.
Total	¥2,355 mil.

The balance of the impaired portion of leased obligation ¥8 mil.

3) Actual lease payments, Reversal of the impaired portion of lease obligation, Depreciation expense, Interest expense, and Impairment Loss

Actual lease payments	¥465 mil.
Reversal of the impaired portion of lease obligation	¥1 mil.
Depreciation expense	¥440 mil.
Interest expense	¥25 mil.
Accumulated Impairment loss	¥10 mil.

4) Depreciation cost calculation methods:
Same as the left

5) Interest expense calculation methods
Same as the left

2. Operating leases

Obligation

Due within one year	¥997 mil.
Due over one year	¥3,219 mil.
Total	¥4,216 mil.

April 1, 2004- March 31, 2005

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

1) Acquisition cost, Accumulated depreciation, Net leased property

(Millions of Yen)

	Acquisi-tion cost	Accum-ulated deprec-iation	Net leased property
Mach-inery & Vehicles	550	380	169
Others	2,172	1,318	854
Total	2,723	1,699	1,023

2) Obligation under finance leases

Due within one year	¥529 mil.
Due over one year	¥511 mil.
Total	¥1,040 mil.

3) Actual lease payments, Depreciation expense, Interest expense

Actual lease payments	¥947 mil.
Depreciation expense	¥898 mil.
Interest expense	¥34 mil.

4) Depreciation cost calculation methods:
Same as the left

5) Interest expense calculation methods
Same as the left

2. Operating leases

Obligation

Due within one year	¥1,208 mil.
Due over one year	¥2,735 mil.
Total	¥3,944 mil.

10. SECURITIES

1. MARKET VALUE OF HELD-TO-MATURITY SECURITIES

(Millions of Yen)

	September 30, 2004			September 30, 2005			March 31, 2005		
	Carrying amount	Aggregated fair value	Unrealized gain (loss)	Carrying amount	Aggregated fair value	Unrealized gain	Carrying amount	Aggregated fair value	Unrealized gain
1.Government bonds	–	–	–	–	–	–	–	–	–
2.Corporate bonds	¥41,178	¥41,229	¥50	¥36,484	¥36,283	(¥201)	¥40,269	¥40,249	(¥20)
3. Other	32,896	32,900	4	29,397	29,400	3	30,896	30,900	3
Total	¥74,074	¥74,129	¥55	¥65,881	¥65,683	(¥198)	¥71,166	¥71,149	(¥16)

2. MARKET VALUE OF AVAILABLE-FOR-SALE SECURITIES

(Millions of Yen)

	September 30, 2004			September 30, 2005			March 31, 2005		
	Cost	Carrying amount	Unrealized gain	Cost	Carrying amount	Unrealized gain	Cost	Carrying amount	Unrealized gain
1. Stocks	¥13,941	¥25,098	¥11,157	¥19,039	¥43,263	¥24,224	¥18,477	¥34,517	¥16,039
2. Bonds	–	–	–	68	68	–	40	40	–
Government bonds	–	–	–	68	68	–	40	40	–
Corporate bonds	–	–	–	–	–	–	–	–	–
3. Other	9,310	9,362	51	6,327	6,329	2	7,580	7,554	(25)
Total	¥23,252	¥34,461	¥11,208	¥25,435	¥49,662	¥24,226	¥26,099	¥42,113	¥16,013

Notes:

Impairment loss associated with the fair market value determination of available-for-sale securities in the interim period ended September 30, 2005, was 0 million.

(Interim period ended September 30, 2004: ¥17 million, Fiscal year period ended March, 31, 2005: ¥ 17 million)

The impairment loss associated with available-for-sale securities is recognized when the market value at the period end becomes less than half of the carrying cost, except when it is anticipated that the market value is recoverable. The loss is also recognized when the decline in the value at the interim period end is between 30 % and 50 % of the carrying amount, judging from the transition of market price and the fair value at period ends of its preceding consolidated fiscal year and interim period, except when it is anticipated that the market value is recoverable.

3. HELD-TO-MATURITY SECURITIES AND AVAILABLE-FOR-SALE SECURITIES OF WHICH FAIR VALUE IS NOT READILY DETERMINABLE

(Millions of Yen)

	September 30 2004	**September 30 2005**	March 31 2005
1. Held-to-Maturity Securities	–	–	–
2. Available-for-sale securities			
Unlisted stocks			
MMF, etc.	4,063	4,036	4,063
	49,150	43,478	42,171
Preferred investment securities	5,000	5,000	5,000
Unlisted bonds	18,189	17,793	17,132

11. DERIVATIVE FINANCIAL INSTRUMENTS

FOREIGN EXCHANGE CONTRACTS RELATED DERIVATIVES

(Millions of Yen)

Contracts other than market transaction	September 30, 2004				**September 30, 2005**				March 31, 2005			
	Contracted amount	Over 1 Year	Fair value	Unrealized Gain (Loss)	**Contracted amount**	**Over 1 Year**	**Fair value**	Unrealized Gain (Loss)	Contracted amount	Over 1 Year	Fair value	Unrealized Gain (Loss)
Foreign exchange contracts												
Receivables:												
US dollars	¥8,202	-	¥8,269	(¥67)	¥13,936	-	¥14,126	(¥190)	¥11,135	-	¥11,348	(¥213)
Euro	-	-	-	-	15	-	14	0	-	-	-	-
Payables:												
Yen	632	-	629	(3)	559	-	555	(3)	172	-	171	(0)
Total:	-	-	-	(¥71)	-	-	-	(¥193)	-	-	-	(¥214)

Notes:

September 30, 2004	**September 30, 2005**	March 31, 2005
1. Market value calculation methods: The fair market values of these quotations were estimated based on forward market quotations. 2. Contracts processed by hedge accounting are non-disclosed.	1. Market value calculation methods: Same as the left 2. Same as the left	1. Market value calculation methods: Same as the left 2. Same as the left

12. THE PREMISE OF A GOING CONCERN

There were no events or conditions that might be indicative of significant doubt of the entity's ability to continue as a going concern in the previous and present interim period, and the previous fiscal year.

13. PER SHARE INFORMATION

April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
Net asset per share: 1,536.60 yen Earnings per share: 95.79 yen Diluted earnings per share: 95.77 yen	Net asset per share: 1,705.15 yen Earnings per share: 105.53 yen Diluted earnings per share: 105.44 yen	Net asset per share 1,608.22 yen Earnings per share 193.39 yen Diluted earnings per share: 193.34 yen

Note: The basis of the report of net earnings per share and diluted earnings per share are as follows:

	April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004-- March 31, 2005
Net earnings per share			
(1)Net income (mil. yen)	27,564	30,158	55,505
(2)Amount not attributed to common shareholders (mil. yen)	-	-	-
(3)Net income on common shares (mil. yen)	27,564	30,158	55,505
(4)Average number of common shares outstanding (thousand shares)	287,771	285,795	287,006
Diluted earnings per share			
(1)Increased number of common shares (thousand shares)	57	227	85
[Subscription rights] (thousand shares)	(22)	(77)	(32)
[Reservation rights] (thousand shares)	(35)	(149)	(52)
Diluted securities with no dilutive effects, which were not included in the diluted EPS.	———	———	———

14. PRODUCTION, RECEIVED ORDER AND SALES INFORMATION

1. Production Results

(1) Production results

(Unit: Millions of Yen)

Segment	April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
	Amount	Amount	Amount
Pharmaceuticals	¥232,439	¥253,954	¥506,764
Other	4,884	¥4,881	8,305
Total	¥237,323	¥258,835	¥515,069

Note: 1. The amounts are evaluated by estimated sales price and intersegment transactions are eliminated.
2. The above figures do not include consumption tax.

(2) Product purchases

(Unit: Millions of Yen)

Segment	April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
	Amount	Amount	Amount
Pharmaceuticals	¥9,320	¥9,958	¥18,545
Other	5,620	¥4,547	8,925
Total	¥14,940	¥14,506	¥27,469

Note: 1. The amounts are evaluated by estimated purchase price and intersegment transactions are eliminated.
2. The above figures do not include consumption tax.

2. Received Order

The Company and the consolidated subsidiaries did not produce by sales order. Production was made based on sales forecasts.

3. Sales results

(Unit: Millions of Yen)

Sales results by business and geographical segment	April 1, 2004- September 30, 2004		**April 1, 2005- September 30, 2005**		April 1, 2004- March 31, 2005	
	Amount	%	Amount	%	Amount	%
Pharmaceuticals	¥249,358	95.5	¥272,371	96.4	¥510,981	95.9
Japan	122,453	46.9	130,101	46.0	247,688	46.5
North America	102,198	39.1	113,546	40.2	213,465	40.1
Europe	18,952	7.3	20,826	7.4	37,919	7.1
Asia and Others	5,754	2.2	7,897	2.8	11,908	2.2
Other	11,626	4.5	10,257	3.6	22,030	4.1
Japan	10,880	4.2	9,474	3.3	20,579	3.8
Overseas	746	0.3	783	0.3	1,450	0.3
Total	¥260,984	100.0%	282,629	100.0%	¥533,011	100.0%

Note: 1. Intersegment transactions are eliminated.
2. The above figures do not include consumption taxes.
3. Sales results were calculated by business and geographic segment.

15. QUARTERLY CONSOLIDATED INFORMATION
15-1) CONSOLIDATED STATEMENTS OF INCOME
The Second Quarter of FY2004 and FY2005

Account Title	July 1, 2004 - September 30, 2004 (Millions of Yen)		(%)	July 1, 2005- September 30, 2005 (Millions of Yen)		(%)	Increase (Decrease) (Millions of Yen)
Net sales		¥138,305	100.0		¥146,849	100.0	¥8,544
Cost of sales		26,280	19.0		24,668	16.8	(1,612)
Gross profit on sales		112,024	81.0		122,181	83.2	10,156
Provision (reversal) of reserve for sales returns		(9)	(0.0)		(62)	(0.0)	(52)
Gross profit		112,033	81.0		122,243	83.2	10,209
Selling, general and administrative expenses							
Research and development expenses	19,305		(14.0)	24,486		(16.7)	
Selling, general and administrative expenses	69,780	89,085	64.4	74,938	99,424	67.7	10,338
Operating income		22,947	16.6		22,818	15.5	(129)
Non-operating income		929	0.7		1,010	0.7	80
Non-operating expenses		118	0.1		117	0.1	(1)
Ordinary income		23,758	17.2		23,711	16.1	(47)
Special gain		1,188	0.8		17	0.0	(1,170)
Special loss		864	0.6		268	0.1	(596)
Income before income taxes and minority interests		24,081	17.4		23,459	16.0	(621)
Income taxes-current	9,169			9,411			
Income taxes-deferred	(374)	8,795	6.3	(1,334)	8,077	5.5	(717)
Minority interests		111	0.1		140	0.1	29
Net income		¥15,175	11.0		¥15,241	10.4	¥66

15-2) CONSOLIDATED STATEMENTS OF CASH FLOWS
The Second Quarter of FY2004 and FY2005

Account Title	July 1, 2004-September 30, 2004 (Millions of Yen)	July 1, 2005-September 30, 2005 (Millions of Yen)	Increase (Decrease) (Millions of Yen)
I. Operating activities:			
Income before income taxes and minority interests	¥24,081	¥23,459	
Depreciation and amortization	5,407	6,131	
Loss on impairment of fixed assets	-	210	
Increase in allowance for doubtful receivables	0	86	
Interest and dividend income	(360)	(851)	
Interest expense	7	12	
Equity in (earnings) loss of associated companies	(14)	13	
(Gain) Loss on sales and disposal of fixed assets	82	207	
Provision for liability for retirement benefits	1,574	1,482	
Loss (Gain) on sales of short-term investments and investment securities	(1,150)	0	
Loss on impairment of securities	2	-	
Decrease(Increase) in trade receivables	(1,524)	4,488	
Decrease(Increase) in inventories	1,372	(2,455)	
Increase in accounts payable	112	1,615	
Increase (Decrease) in other current liabilities	(208)	3,366	
Increase(Decrease) in reserve for sales rebates	3,296	(2,886)	
Other	(152)	(1,914)	
Sub-total	32,527	32,967	440
Interest and dividends received	340	691	
Interest paid	(6)	(7)	
Income taxes paid	(1,499)	(5,845)	
Net cash provided by operating activities	31,361	27,806	(3,554)
II. Investing activities:			
Purchases of short-term investments	(10)	(13)	
Proceeds from sales and redemptions of short-term investments	2,199	427	
Purchases of property, plant and equipment	(5,448)	(5,025)	
Proceeds from sales of property, plant and equipment	265	78	
Purchases of intangible assets	(637)	(3,454)	
Purchases of investment securities	(4,275)	(280)	
Proceeds from sales and redemptions of investment securities	4,080	2,598	
(Increase) decrease in time deposits (exceeding 3 months)	(65)	528	
Other	1,073	(114)	
Net cash used in investing activities	(2,818)	(5,255)	(2,436)
III. Financing activities:			
Net increase (decrease) in short-term borrowings	395	(117)	
Dividends paid to minorities	—	(5)	
Other	(27)	83	
Net cash provided by (used in) financing activities	368	(40)	(408)
IV. Effect of exchange rate changes on cash and cash equivalents	1,480	1,159	(320)
V. Net increase in cash and cash equivalents	30,391	23,670	(6,720)
VI. Cash and cash equivalents at beginning of period	133,245	136,466	3,221
VII. Cash and cash equivalents of newly consolidated subsidiaries	28	—	(28)
VIII.Cash and cash equivalents at end of first-half period	¥163,665	¥160,137	(¥3,527)

15-3) SEGMENT INFORMATION
The Second Quarter of FY2005

1. Business Segment Information

1) For the second quarter period ended September 30, 2004 (Millions of Yen)

	Pharma-ceuticals	Other	Total	Eliminations and Corporate	Consolidated
Sales					
(1) Sales to customers	¥131,277	¥7,027	¥138,305	–	¥138,305
(2) Intersegment sales	47	4,510	4,557	(¥4,557)	–
Total sales	131,325	11,537	142,863	(4,557)	138,305
Operating expenses	108,273	10,881	119,154	(3,797)	115,357
Operating income	¥23,052	¥656	¥23,708	(¥760)	¥22,947

2) For the second quarter period ended September 30, 2005 (Millions of Yen)

	Pharma-ceuticals	Other	Total	Eliminations and Corporate	Consolidated
Sales					
(1) Sales to customers	¥141,623	¥5,225	¥146,849	–	¥146,849
(2) Intersegment sales	32	4,432	4,465	(¥4,465)	–
Total sales	141,656	9,657	151,314	(4,465)	146,849
Operating expenses	118,504	8,866	127,371	(3,340)	124,030
Operating income	¥23,152	¥791	¥23,943	(¥1,124)	¥22,818

Notes:

(1) The Company classifies consolidated operations into two segments: "Pharmaceuticals" including prescription pharmaceuticals, and "Other" which encompasses all operations other than pharmaceuticals.

(2) Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals; Consumer health care products; Diagnostics, etc.
Other	Food additives; Chemicals; Machinery; Others

2. Geographic Segment Information

1) For the second quarter period ended September 30, 2004 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consolidated
Sales							
(1) Sales to customers	¥68,291	¥57,218	¥9,685	¥3,109	¥138,305	–	¥138,305
(2) Intersegment sales	15,829	5,076	2,133	5	23,045	(¥23,045)	–
Total sales	84,121	62,295	11,818	3,115	161,350	(23,045)	138,305
Operating expenses	66,299	58,511	10,799	2,530	138,141	(22,783)	115,357
Operating income	¥17,821	¥3,783	¥1,019	¥584	¥23,209	(¥261)	¥22,947

2) For the second quarter period ended September 30, 2005 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consolidated
Sales							
(1) Sales to customers	¥70,459	¥61,349	¥10,801	¥4,239	¥146,849	–	¥146,849
(2) Intersegment sales	18,164	7,134	1,824	0	27,124	(¥27,124)	–
Total sales	88,624	68,483	12,626	4,239	173,974	(27,124)	146,849
Operating expenses	71,225	63,309	11,275	3,530	149,341	(25,310)	124,030
Operating income	¥17,399	¥5,174	¥1,350	¥709	¥24,633	(¥1,814)	¥22,818

Notes:

(1) Segmentation by country or region is based on geographical proximity.

(2) Major areas and countries included in each category:
- -North America: The United States of America and Canada
- -Europe: The United Kingdom, France, Germany, etc.
- -Asia and Others: East Asia, Southeast-Asia, South-Central America, etc.

(3) Intersegment sales in Japan principally represent product sales, etc. from the Parent Company to overseas subsidiaries. Intersegment sales in North America, Europe, and Asia and Others are principally sales from overseas subsidiaries, which manage research and development for the Parent Company.

3. Overseas Sales

1) For the second quarter period ended September 30, 2004 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥59,387	¥12,779	¥3,701	¥75,869
2. Consolidated sales				¥138,305
3. Share of overseas sales (%)	42.9%	9.3%	2.7%	54.9%

2) For second quarter period ended September 30, 2005 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥63,220	¥15,115	¥4,795	¥83,131
2. Consolidated sales				¥146,849
3. Share of overseas sales (%)	43.0%	10.3%	3.3%	56.6%

Note:
(1) Segmentation of the areas is based on geographical proximity.
(2) Major areas and countries included in this category:
-North America: The United States of America and Canada.
-Europe: The United Kingdom, France, Germany, etc.
-Asia and Others: East Asia, Southeast-Asia, South-Central America, etc.
(3) Overseas sales represent the sales reported in countries and areas outside Japan by the Parent Company and the consolidated subsidiaries.

EISAI CO., LTD. NON-CONSOLIDATED SEMIANNUAL FINANCIAL REPORT RELEASE

FOR IMMEDIATE RELEASE
October 31, 2005

On October 31, 2005, Eisai Co., Ltd. announced non-consolidated semiannual financial results for the fiscal year ending March 31, 2006

- Date of the Board of Directors' Meeting for presentation of non-consolidated semiannual financial results: October 31, 2005
- Date for commencement of payment of interim dividends: December 2, 2005
- Eisai Co., Ltd. is listed on the First Sections of both the Tokyo Stock Exchange and the Osaka Securities Exchange.
- Interim dividend distributed, and 1 unit represents 100 shares.
- Securities code number: 4523
- Representative of corporation: Haruo Naito
  Director, President and CEO
- Inquiries should be directed to: Hiroyuki Mitsui
  Vice President
  Corporate Communications

Eisai Co., Ltd.
4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
Phone: +81-3-3817-5085
URL: http://www.eisai.co.jp/index-e.html

Note: For additional specific information, please refer to the official Japanese-language version of this release. This non-official English translation is provided as a courtesy only.

1. NON-CONSOLIDATED SEMIANNUAL FINANCIAL RESULTS (April 1, 2005 – September 30, 2005)

(1) RESULTS OF SEMIANNUAL OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2005- September 30, 2005	¥160,957 mil.	6.4%	¥32,793 mil.	(0.2)%	¥33,718 mil.	(1.3)%
April 1, 2004- September 30, 2004	¥151,297 mil.	(1.6)%	¥32,871mil.	(9.7)%	¥34,178 mil.	(5.1)%
April 1, 2004- March 31, 2005	¥307,936 mil.		¥67,634 mil.		¥69,115 mil.	

Period	Net Income	Percent Change	Earnings Per Share(EPS)	Diluted Earnings Per Share
April 1, 2005- September 30, 2005	¥21,622 mil.	(2.2)%	¥75.66	¥75.60
April 1, 2004- September 30, 2004	¥22,109 mil.	(3.3)%	¥76.83	¥76.81
April 1, 2004- March 31, 2005	¥43,498 mil.		¥151.56	¥151.51

Note 1: Average number of shares outstanding:
- Interim period ended September 30, 2005: 285,795,349 shares
- Interim period ended September 30, 2004: 287,771,944 shares
- Fiscal year ended March 31, 2005 287,006,807 shares

Note 2: *There have been no changes in accounting methods used by Eisai Co., Ltd. (hereinafter referred to as 'the Company') during the period ended September 30, 2005 and 2004*

Note 3: Percentage increase (decrease) compares periods ended September 30, 2005 and 2004

(2) DIVIDENDS

Period	Dividends per Share	
	Interim	Annual
April 1, 2005- September 30, 2005	¥40.00	-
April 1, 2004- September 30, 2004	¥21.00	-
April 1, 2004- March 31, 2005	-	¥56.00

(3) FINANCIAL POSITION

Period End	Total Assets	Shareholders' Equity	Shareholders' Equity to Total Assets	Shareholders' Equity per Share
September 30, 2005	¥546,890 mil.	¥448,255 mil.	82.0 %	¥1,568.30
September 30, 2004	¥531,167 mil.	¥419,843 mil.	79.0 %	¥1,458.98
March 31, 2005	¥530,599 mil.	¥431,735 mil.	81.4%	¥1,510.69

Notes: Number of shares issued and outstanding:
- As of September 30, 2005: 285,822,814 shares
- As of September 30, 2004: 287,766,113 shares
- As of March 31, 2005: 285,785,747 shares

Treasury Stock (shares):
- As of September 30, 2005: 10,744,135 shares
- As of September 30, 2004: 8,800,836 shares
- As of March 31, 2005: 10,781,202 shares

2. FORECASTED NON-CONSOLIDATED FINANCIAL RESULTS FOR THE FISCAL YEAR ENDING MARCH 31, 2006

Period	Net Sales	Operating Income	Ordinary Income	Net Income	Dividends per Share	
					Interim	Annual
April 1, 2005 - March 31, 2006	¥ 324,000 mil.	¥ 67,000 mil.	¥67,000 mil.	¥42,500 mil.	¥40.00	¥80.00

Note: *Forecasted Annual Earnings per Share (EPS):* ¥148.69

All figures less than ¥1,000,000 have been omitted. Refer to page 18 - 19 of the consolidation in the attached materials in

1-1) NON-CONSOLIDATED BALANCE SHEET (ASSETS)

		September 30 2004		September 30 2005		March 31 2005		Increase (Decrease)
Account Title	Note	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)
ASSETS								
Current assets:								
Cash and cash in bank		¥46,523		¥47,844		¥30,854		
Notes receivable-trade		10,693		4,008		7,720		
Accounts receivable-trade		103,317		106,387		107,283		
Short-term investments		56,226		52,185		50,354		
Inventories		24,269		25,512		25,253		
Deferred tax assets		13,798		16,729		15,876		
Other current assets		14,604		13,005		11,950		
Allowance for doubtful receivables		(6)		(5)		(6)		
Total current assets		269,427	50.7	265,668	48.6	249,288	47.0	16,380
Fixed assets:								
Property, plant and equipment:								
Buildings	1,5	38,901		44,401		45,959		
Land		10,547		10,425		10,434		
Others	1,5	32,129		27,290		27,707		
Total property, plant and equipment		81,578	15.4	82,117	15.0	84,101	15.8	(1,984)
Intangible assets:		12,315	2.3	19,243	3.5	17,846	3.4	1,397
Investments and other assets:								
Investment securities		68,310		80,155		79,503		
Investments in subsidiaries and associated companies		47,528		54,171		53,475		
Insurance reserve		22,681		22,813		22,700		
Deferred tax assets		20,142		18,794		19,746		
Other assets		13,989		8,826		8,834		
Allowance for doubtful receivables		(4,807)		(4,901)		(4,897)		
Total investments and other assets		167,845	31.6	179,860	32.9	179,363	33.8	496
Total fixed assets		261,740	49.3	281,221	51.4	281,311	53.0	(90)
Total assets		¥531,167	100.0	¥546,890	100.0	¥530,599	100.0	¥16,290

1-2) NON-CONSOLIDATED BALANCE SHEET (LIABILITIES AND SHAREHOLDERS' EQUITY)

		September 30 2004		September 30 2005		March 31 2005		Increase (Decrease)
Account Title	Note	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)
LIABILITIES								
Current liabilities:								
Notes payable-trade		¥328		¥63		¥210		
Accounts payable-trade		5,577		5,664		5,057		
Accounts payable-other		17,130		19,644		21,089		
Accrued expenses		13,792		14,780		14,616		
Income taxes payable		14,832		15,753		16,150		
Consumption taxes payable	4	377		–		–		
Reserve for sales rebates		866		–		863		
Other reserves		801		759		794		
Other current liabilities	4	8,086		9,316		9,135		
Total current liabilities		61,793	11.7	65,983	12.0	67,918	12.8	(1,935)
Long-term liabilities:								
Liability for retirement benefits		47,796		30,482		28,857		
Retirement allowances for directors		1,734		2,169		2,089		
Total long-term liabilities		49,530	9.3	32,651	6.0	30,946	5.8	1,704
Total liabilities		111,324	21.0	98,634	18.0	98,864	18.6	(230)
Shareholders' equity:								
Common stock		44,985	8.4	44,985	8.2	44,985	8.5	–
Capital Surplus								
Additional paid-in capital		55,222		55,222		55,222		
Total capital surplus		55,222	10.4	55,222	10.1	55,222	10.4	–
Retained earnings								
Legal reserve		7,899		7,899		7,899		
Voluntary reserve	2	301,003		324,002		301,003		
Unappropriated earnings for the period		30,461		34,411		45,806		
Total retained earnings		339,364	63.9	366,314	67.0	354,710	66.9	11,604
Net unrealized gain on available-for-sale securities		6,292	1.2	13,779	2.5	8,961	1.7	4,817
Treasury stock		(26,021)	(4.9)	(32,046)	(5.8)	(32,144)	(6.1)	98
Total shareholders' equity		419,843	79.0	448,255	82.0	431,735	81.4	16,520
Total liabilities and shareholders' equity		¥531,167	100.0	¥546,890	100.0	¥530,599	100.0	¥16,290

2. NON-CONSOLIDATED SEMIANNUAL STATEMENTS OF INCOME

		Apr 1, 2004-Sep 30, 2004		Apr 1, 2005 - Sep 30, 2005		Increase (Decrease)	Apr 1, 2004-Mar 31, 2005	
Account Title	Note	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)	(Millions of Yen)	(%)
Net sales		¥151,297	100.0	¥160,957	100.0	¥9,659	¥307,936	100.0
Cost of sales		39,462	26.1	37,969	23.6	(1,492)	77,652	25.2
Gross profit on sales		111,835	73.9	122,987	76.4	11,152	230,283	74.8
Provision (reversal) of reserve for sales returns		(87)	(0.1)	(30)	(0.0)	56	(129)	(0.0)
Gross profit		111,922	74.0	123,018	76.4	11,095	230,413	74.8
Selling, general and administrative expenses		79,051	52.3	90,224	56.0	11,173	162,778	52.8
Research and development expenses		36,515	24.1	43,922	27.3		77,128	25.0
Selling, general and administrative expenses		42,536		46,301			85,649	
Operating income		32,871	21.7	32,793	20.4	(77)	67,634	22.0
Non-operating income	1	1,524	1.0	1,234	0.7	(290)	1,964	0.6
Non-operating expenses	2	217	0.1	310	0.2	92	483	0.2
Ordinary income		34,178	22.6	33,718	20.9	(459)	69,115	22.4
Special gain	3	1,342	0.9	228	0.1	(1,113)	1,339	0.5
Special loss	4	1,184	0.8	570	0.3	(614)	2,667	0.9
Income before income taxes		34,336	22.7	33,377	20.7	(959)	67,788	22.0
Income taxes-current		15,597	10.3	15,002	9.3	(595)	31,204	10.1
Income taxes-deferred		(3,369)	(2.2)	(3,246)	(2.0)	122	(6,913)	(2.2)
Net income		22,109	14.6	21,622	13.4	(486)	43,498	14.1
Retained earnings brought forward		8,352		12,805			8,352	
Loss on disposal of treasury stock		0		15			1	
Interim dividends paid		—		—			6,043	
Unappropriated retained earnings for the period		¥30,461		¥34,411			¥45,806	

3. NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (For Reference)

Account Title	Note	Apr 1, 2004-Sep 30, 2004 (Millions of Yen)	Apr 1, 2005-Sep 30, 2005 (Millions of Yen)	Increase (Decrease) (Millions of Yen)	Apr 1, 2004-Mar 31, 2005 (Millions of Yen)
I. Operating activities:					
Income before income taxes		¥34,336	¥33,377		¥67,788
Depreciation and amortization		6,529	7,823		14,261
Increase (Decrease) in allowance for doubtful receivables		73	126		162
Interest on securities, and dividend income		(595)	(859)		(968)
Interest expense		19	24		40
Gain/Loss on sales and disposal of fixed assets		(1)	211		339
Provision for liability for retirement benefits		2,905	2,752		6,425
Gain/Loss on sales of short-term investments and Investment securities		(1,150)	–		(1,149)
Loss on impairment of securities		63	3		63
Decrease (Increase) in trade receivables		(231)	4,608		(1,225)
Decrease (Increase)in inventories		1,306	(258)		322
Increase (Decrease) in trade payables		(1,184)	460		(1,822)
Increase in other current liabilities		1,082	1,492		3,527
Decrease) in reserve for sales rebates		(135)	(863)		(138)
Other		(1,881)	(1,538)		(5,536)
Sub-total		41,136	47,360	6,223	82,090
Interest and dividends received		630	873		1,027
Interest paid		(19)	(24)		(40)
Contribution to employee retirement benefits trust		–	–		(20,000)
Income taxes paid		(13,737)	(15,408)		(28,036)
Net cash provided by operating activities		28,010	32,800	4,790	35,040
II. Investing activities:					
Proceeds from sales and redemptions of short-term investments		2,000	1,200		6,300
Purchases of property, plant and equipment		(9,520)	(8,390)		(15,584)
Proceeds from sales of property, plant and equipment		278	152		405
Purchases of intangible assets		(3,048)	(1,906)		(8,598)
Purchases of investment securities		(7,224)	(2,564)		(15,257)
Proceeds from sales and redemptions of investment securities		7,032	5,537		8,039
Investments to subsidiaries and associated companies		(3,245)	(695)		(4,669)
Other		180	275		3,288
Net cash used in investing activities		(13,546)	(6,390)	7,155	(26,076)
III.Financing activities:					
Purchase of treasury stock		–	–		(6,087)
Dividends paid		(5,179)	(10,002)		(11,223)
Other		(35)	83		(71)
Net cash used in financing activities		(5,215)	(9,919)	(4,704)	(17,382)
IV. Effect of exchange rate changes on cash and cash equivalents		0	(0)	(0)	0
V. Net increase (decrease) in cash and cash equivalents		9,249	16,490	7,240	(8,417)
VI. Cash and cash equivalents at beginning of period		87,926	79,509	(8,417)	87,926
VII.Cash and cash equivalents at end of first-half period		¥97,176	¥95,999	(¥1,176)	¥79,509

BASIS OF PRESENTING SEMIANNUAL NON-CONSOLIDATED FINANCIAL STATEMENTS

Item	April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
1. Measurement and Cost Formula for Assets	(1) Securities: Held-to-Maturity Securities: Stated at amortized cost (straight line method) Investment in Subsidiaries and Associated Companies: Stated at cost determined by the moving average method. Available-for-Sale Securities: Marketable securities: Stated at fair market value at the interim balance sheet date with unrealized gains and losses, net of applicable taxes, booked in a separate component of shareholders' equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Stated at cost determined by the moving average method. (2) Derivatives: Stated at fair market value. (3) Inventories: Merchandise and finished products, work-in-process products, raw materials, and supplies are stated at cost determined by the average method.	(1) Securities: Same as the left (2) Derivatives: Same as the left (3) Inventories: Same as the left	(1) Securities: Held-to-Maturity Securities: Stated at amortized cost (straight line method) Investment in Subsidiaries and Associated Companies: Stated at cost determined by the moving average method. Available-for-Sale Securities: Marketable securities: Stated at fair value at the balance sheet date with unrealized gains and losses, net of applicable taxes, booked in a separate component of shareholders' equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Stated at cost determined by moving average method. (2) Derivatives: Same as the left (3) Inventories: Same as the left

Item	April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
2. Depreciation of Fixed Assets	(1) Property, plant and equipment: Depreciation is computed by the declining-balance method. Estimated useful lives of the assets are as follows, Buildings 15 to 65 years Machinery and equipment 6 to 7 years (2) Intangible assets: Intangible assets are stated at cost less accumulated amortization, which is computed by the straight-line method. Amortization for software utilized internally is computed by the straight-line method over estimated useful life in years (mainly five years).	(1) Property, plant and equipment Depreciation is computed by the declining-balance method. Estimated useful lives of the assets are as follows, Buildings 15 to 50 years Machinery and equipment 6 to 7 years (2) Intangible assets: Same as the left	(1) Property, plant and equipment: Depreciation is computed by the declining-balance method. Estimated useful lives of the assets are as follows, Buildings 15 to 65 years Machinery and equipment 6 to 7 years (2) Intangible assets: Same as the left
3. Accounting for Reserves	(1) Allowance for doubtful receivables: To prepare for potential losses of accounts receivable, loans and others, the allowance for doubtful receivables is provided at amounts determined on the basis of the Company's past credit loss experience and evaluation of potential losses in receivables outstanding. (2) Reserve for sales rebates: To prepare for future sales rebates after the interim balance sheet date, which are related to the merchandises and finished goods sold by the interim balance sheet date, the reserve is provided at an amount determined by multiplying inventories of wholesalers at the interim balance sheet date by the average rebate ratio of the interim period.	(1) Allowance for doubtful receivables: Same as the left (2) ―――――――	(1) Allowance for doubtful receivables: Same as the left (2) Reserve for sales rebates: To prepare for future sales rebates after the balance sheet date, which are related to merchandises and finished goods sold by the balance sheet date, the reserve is provided at an amount determined by multiplying inventories of wholesalers at the balance sheet date by the average debate ratio of the period

Item	April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
	(3) Other reserves: a) Reserve for sales returns: To prepare for possible losses on sales return losses incurred after the interim balance sheet date, the reserve is provided at an amount calculated by multiplying the amount of accounts receivable-trade at the interim balance sheet date by the average of return ratio of goods sold over the previous 18 months and the profit ratio of the interim period. b) Reserve for disposal of goods returned: To prepare for possible losses from disposal of goods returned after the interim balance sheet date, the reserve is provided at an amount calculated by multiplying the amount of accounts receivable-trade at the interim balance sheet date by the average ratio of returns of goods sold and the average write-off ratio of goods returned over the previous 18 months.	(3) Other reserves a) Reserve for sales returns: Same as the left b) Reserve for disposal of goods returned: Same as the left	(3) Other reserves: a) Reserve for sales returns: To prepare for possible losses on sales return losses incurred after the balance sheet date, the reserve is provided at an amount calculated by multiplying the amount of accounts receivable-trade at the balance sheet date by the average return ratio over the previous two fiscal years and the current profit ratio. b) Reserve for disposal of goods returned: To prepare for possible losses from disposal of goods returned after the balance sheet date, the reverse is provided at an amount calculated by multiplying the amount of accounts receivable-trade at the balance ratio of returns of goods sold and the average write-off ratio of goods returned over the previous two fiscal years.

Item	April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
	(4) Liabilities for retirement benefits: To cover retirement benefits to the employees, the Company provides for the liability for the retirement benefits at an amount to be prepared as of the interim balance sheet date, which is derived from the projected benefit obligations and estimated plan assets at the end of the fiscal year. The transitional obligation of ¥32,357 million, determined as of April 1, 2000, was offset by the contribution of certain available-for-sale securities, with the fair value of ¥15,128 million at which it was contributed, to the employee's retirement benefit trusts for the Company's pension plans. The remaining unfunded balance of ¥17,229 million is being amortized over five years and booked as operating expenses. A portion of the transitional obligation which relates to exempted substitutional obligation of the Eisai Welfare Pension Fund will be eliminated. The unrecognized prior service cost is being amortized over five years and recognized as operating expenses in the statements of income. The unrecognized actuarial loss is being amortized over five years by the straight-line method and recognized as operating expenses in the statements of income starting from the following fiscal year after the year when each respective loss occurred. (Additional Information) The Company, upon enactment of defined benefit corporate pension act,	(4) Liabilities for retirement benefits: To cover payments of retirement benefits to the employees, the Company provides for the liability for the retirement benefits at an amount to be prepared as of the interim balance sheet date, which is derived from the projected benefit obligations and estimated plan assets at the end of the fiscal year. The unrecognized prior service cost is being amortized over five years and recognized as operating expenses in the statements of income. The unrecognized actuarial loss is being amortized over five years by the straight-line method and recognized as operating expenses in the statements of income starting from the following fiscal year after the year when each respective loss occurred.	(4) Liabilities for retirement benefits: To cover retirement benefits to the employees, the Company provides for the liability for retirement benefits at an amount to be prepared as of the balance sheet date, which is derived from the projected benefit obligations and estimated plan assets at the end of the period. The transitional obligation of ¥32,357 million, determined as of April 1, 2000, was offset by the contribution of certain available-for-sale securities, with the fair value of ¥15,128 million at which it was contributed, to the employee retirement benefit trusts for the Company's pension plans. The remaining unfunded balance of ¥17,229 million is being amortized over five years and booked as operating expenses. A portion of the transitional obligation which relates to exempted substitutional obligation of the Eisai Welfare Pension Fund will be eliminated. The unrecognized prior service cost is being amortized over five years and recognized as operating expenses in the statements of income. The unrecognized actuarial loss is being amortized over five years by the straight-line method and recognized as operating expenses in the statements of income starting from the following period after the period during which each respective loss occurred.

Item	April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
	obtained approval from the Japan's Ministry of Health, Labour and Welfare for exemption from the future benefit obligation of the substitutional retirement portion of the Eisai Welfare Pension Fund on August 29, 2003. Accordingly, the Company adopted a transitional measure provided in paragraph 47-2 of the "Guidance for Employee Retirement Benefit Accounting (interim report)"(in the 13th issue of Accounting Committee Report by the Japanese Institute of Certified Public Accountants) and processed accounting entries assuming that the substitutional portion of the future retirement benefit obligations and relevant pension plan assets to be thereby returned were extinguished as of the approval date for exemption from future obligation thereof. The projected value of the pension plan assets to be returned (the minimum liability reserve) is estimated at ¥19,443 million as of the end of the interim period.		

Item	April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
	(5) Retirement allowances for directors: The reserve for retirement benefits for directors is provided in required amounts calculated based on the bylaw.	(5) Retirement allowances for directors: Same as the left	(5) Retirement allowances for directors: Same as the left
4. Methods for Translation of Assets and Liabilities denominated in Foreign Currencies into Yen	Monetary receivables and payables denominated in foreign currencies are translated into yen at the current exchange rates as of the interim balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income.	Same as the left	Monetary receivables and payables denominated in foreign currencies are translated into yen at the current exchange rates as of the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income.
5. Accounting for Lease Transactions	Finance lease transactions other than those under which ownership is transferred to the lessee are accounted for as ordinary operating leases.	Same as the left	Same as the left
6. Hedge Accounting	(1) Hedge method: Derivatives used for hedging purposes are measured at the fair value and unrealized gains or losses on derivatives are deferred until maturity of the hedged transactions. If the forward contracts qualify for hedge accounting, trade receivables and payables denominated in foreign currencies are translated at the contracted rates. (2) Hedging instruments and hedged items: (a) Hedging instruments: Foreign currency forward contracts (b) Hedged items: Trade receivables and payables including committed transactions denominated in foreign currencies	(1) Hedge accounting method: Same as the left (2) Hedging instruments and hedged items: Same as the left	(1) Hedge accounting method: Same as the left (2) Hedging instruments and hedged items: Same as the left

Item	April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
	(3) Hedging policy: The Company uses hedged transactions, in the ordinary course of business, to reduce the exposure to fluctuations in foreign exchange rate. Hedged transactions used by the Company have been made in accordance with internal policies which regulate the authorization. (4) Method for assessment of effectiveness of hedging: Foreign currency forward contracts assigned to the associated receivables and payables have the same terms and denominations as the corresponding receivables and payables and the contract amounts will not exceed those of the corresponding assets and liabilities. As a result, high correlation and effectiveness between the hedging instruments and the hedged items are kept against fluctuations in foreign exchange rate so that assessment of effectiveness is skipped.	(3) Hedging policy: Same as the left (4) Method for assessment of effectiveness of hedging Same as the left	(3) Hedging policy: Same as the left (4) Method for assessment of effectiveness of hedging: Same as the left
7. Accounting for Consumption Taxes	Consumption taxes and local consumption taxes are excluded from revenues and expenses.	Same as the left	Same as the left

Changes in Basis of Presenting Non-Consolidated Semiannual Financial Statements

April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
――――――	(Standard for asset impairment accounting) New pronouncements, the Accounting Standard for Impairment of Fixed Assets (Statement of Opinion, Accounting for Impairment of Fixed Assets [the Business Accounting Council issued August 9, 2002]) and	――――――

April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
	Guidance for Accounting Standard for Impairment of Fixed Assets (the Accounting Standards Board of Japan Guidance No.6 issued October 31, 2003), are effective from this fiscal year, the Company adopted the new accounting standards for impairment of fixed assets on the beginning of April 1, 2005. However, the application of these standards has less effect on the profits and losses during the period.	

Changes in Classification

April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**
―	(Non-Consolidated Balance Sheet) 1. The contribution to a similar partnership as investment limited partnership was presented as "Other assets", included in "Investments and other assets," at the previous interim balance sheet date. However, in accordance with the revision of the certain portion of Securities and Exchange Law (the 97th issue on June 9, 2004), it was presented as "Investment securities," included in "Investments and other assets" at the interim balance sheet date. Total contribution to a similar partnership as investment limited partnership at the interim balance sheet date was ¥61 million. 2. As the amount of the initial payment for product acquisition and others, included in "Others" at the prior interim period, is included in "Intangible Assets" at the interim balance sheet date after the review of its classification, which followed the appearance of the major initial payment for product acquisition during the previous fiscal year. The amount was ¥8,665 million at the interim balance sheet date 3. "Accrued consumption taxes", which was indicated separately in the previous interim period, is included in the "Other current liabilities " in the interim period due to its less significance. For reference, the amount of the "Accrued consumption taxes" included in the "Other current liabilities" of the interim period amounts to ¥301 million.

Additional Information

April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
(Pro forma standard taxation) In response to the announcement of "Practical Treatment Regarding Classification in Statements of Income for Pro Forma Standard's Portion of Enterprise Tax", as stated in the 12th issue of the Report on Practical Treatments proclaimed by the Accounting Standard Board of Japan on February 13, 2004, the portion related to value-added input and capital input of the enterprise tax amounting to ¥382 million is recognized as 'Selling, general and administrative expenses' in accordance with the report starting the interim period.	―――――――	(Pro forma standard taxation) In response to the announcement of "Practical Treatment regarding Classification in Statements of Income for Pro Forma Standard's Portion of Enterprise Tax", as stated in the 12th issue of the Report on Practical Treatments proclaimed by the Accounting Standard Board of Japan on February 13, 2004, the portion related to value-added input and capital input of the enterprise tax amounting to ¥787 million is recognized as 'Selling, general and administrative expense' in accordance with the report starting this period.
―――――――	(Reserve for sales rebates) In accordance with the changes in collection policy of the accounts receivable-trade from wholesalers, the Company is not going to provide for any reserve for future sales rebates from the interim balance sheet date.	―――――――

(Notes to the Non-Consolidated Balance Sheets)

September 30, 2004	**September 30, 2005**	March 31, 2005
*1. Accumulated depreciation of property, plant and equipment is ¥144,032 million.	*1. Accumulated depreciation of property, plant and equipment is ¥150,224 million.	*1. Accumulated depreciation of property, plant and equipment is ¥147,073 million.
*2. Voluntary reserves of ¥123 million was associated with the reduction of acquisition costs of certain assets under the special taxation measures law.	*2. Voluntary reserves of ¥122 million was associated with the reduction of acquisition costs of certain assets under the special taxation measures law.	*2. Voluntary reserves of ¥123 million was associated with the reduction of acquisition costs of certain assets under the special taxation measures law.
3. Contingent liabilities: The Company guarantees ¥128 million for employees' housing loans from financial institutions. The Company guarantees ¥1 million (EUR 9 thousand) for office rental of Eisai Machinery GmbH. The Company guarantees ¥32 million (HKD 2,300 thousand) for loan payable of Eisai Hong Kong Co., Ltd. Notes: Among the above guarantee liabilities, those denominated in foreign currencies are translated into yen, using the exchange rate at the interim balance sheet date.	3. Contingent liabilities: The Company guarantees ¥122 million for employee's housing loans from financial institutions. The Company guarantees ¥135 million (EUR 998 thousand) for advance receipts and others from customers of Eisai Machinery GmbH. Notes: Among the above guarantee liabilities, those denominated in foreign currencies are translated into yen, using the exchange rate at the interim balance sheet date.	3. Contingent liabilities: The Company guarantees ¥125 million for employees' housing loans from financial institutions. The Company guarantees ¥1 million (EUR 9 thousand) for office rental of Eisai Machinery GmbH. The Company guarantees ¥31 million (HKD 2,300 thousand) for loan payable of Eisai Hong Kong Co., Ltd. Notes: Among the above guarantee liabilities, those denominated in foreign currencies are translated into yen, using the exchange rate at the balance sheet date.
*4. Consumption tax Suspense for consumption tax payment and consumption tax receipt are netted and the balance is presented as "Consumption tax payable."	*4. Consumption tax Suspense consumption tax payment and consumption tax receipt are netted and the balance is presented as "Other current liabilities."	*4. ――――――――
*5. 329 million yen was deducted from acquisition costs of fixed assets at the interim balance sheet date by the government subsidies. Details of the reduction entry are as follows; Buildings ¥0 million Structures ¥19 million Machinery and equipment ¥184 million Tools, furniture, and fixtures ¥125 million	*5. 413 million yen was deducted from acquisition costs of fixed assets at the balance sheet date by the government subsidies. Details of reduction entries are as follows; Buildings ¥5 million Structures ¥19 million Machinery and equipment ¥166 million Tools, furniture, and fixtures ¥222 million	*5. 336 million yen was deducted from acquisition costs of fixed assets at the balance sheet date by the government subsidies. Details of reduction entries are as follows; Buildings ¥0 million Structures ¥19 million Machinery and equipment ¥166 million Tools, furniture, and fixtures ¥150 million

(Notes to the Non-Consolidated Semiannual Statements of Income)

April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
*1. Non-operating income Interest income ¥35 mil. Interest on securities ¥191 mil. Dividend income ¥367 mil. Rents income ¥225 mil. Foreign exchange gain ¥486 mil.	*1. Non-operating income Interest income ¥28 mil. Interest on securities ¥359 mil. Dividend income ¥472 mil. Rents income ¥210 mil.	*1. Non-operating income Interest income ¥69 mil. Interest on securities ¥354 mil. Dividend income ¥544 mil. Rents income ¥429 mil. Foreign exchange gain ¥202 mil.
*2. Non-operating expense Interest expense ¥19 mil.	*2. Non-operating expense Interest expense ¥24 mil.	*2. Non-operating expense Interest expense ¥40 mil.
*3. Special income Gain on sales of fixed assets ¥158 mil. Gain on sales of investment securities ¥1,150 mil. Reversal of allowance for doubtful receivables ¥33 mil.	*3. Special income Gain on sales of fixed assets ¥32 mil. Reversal of allowance for doubtful receivables ¥195 mil.	*3. Special income Gain on sales of fixed assets ¥180 mil. Gain on sales of investment securities ¥1,149 mil.
*4. Special losses Loss on disposal of fixed assets ¥156 mil. Loss on litigation ¥467 mil. Loss on disposal of inventories ¥358 mil.	*4. Special losses Loss on disposal of fixed assets ¥244 mil. Provision for allowance for doubtful receivables ¥322 mil.	*4. Special losses Loss on disposal of fixed assets ¥520 mil. Loss on litigation ¥1,434 mil. Loss on disposal of inventories ¥352 mil.
5. Depreciation expense Property, plant and equipment ¥4,612 mil. Intangible assets ¥1,917 mil.	5. Depreciation expense Property, plant and equipment ¥5,615 mil. Intangible assets ¥2,208 mil.	5. Depreciation expense Property, plant and equipment ¥10,536 mil. Intangible assets ¥3,724 mil.

4. LEASE TRANSACTIONS

April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee	1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee	1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee
1) Acquisition cost, Accumulated depreciation, Net leased property	1) Acquisition cost, Accumulated depreciation, Net leased property	1) Acquisition cost, Accumulated depreciation, Net leased property

April 1, 2004- September 30, 2004

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Vehicles & delivery equipment	¥50	¥20	¥29
Tools, furniture & fixtures	1,453	919	533
Software	142	72	69
Total	¥1,645	¥1,012	¥632

April 1, 2005- September 30, 2005

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Vehicles & delivery equipment	¥62	¥26	¥36
Tools, furniture & fixtures	2,516	610	1,906
Software	142	100	41
Total	¥2,721	¥737	¥1,984

April 1, 2004- March 31, 2005

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Vehicles & delivery equipment	¥54	¥25	¥28
Tools, furniture & fixtures	1,446	940	505
Software	142	86	55
Total	¥1,642	¥1,052	¥590

April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
2) Obligation under financial leases Due within one year ¥401mil. Due over one year ¥246 mil. Total ¥647 mil.	2) Obligation under financial leases Due within one year ¥746 mil. Due over one year ¥1,251 mil. Total ¥1,998 mil.	2) Obligation under financial leases Due within one year ¥326 mil. Due over one year ¥274 mil. Total ¥601 mil.
3) Actual lease payments, Depreciation expense, Interest expense Actual lease payments ¥446 mil. Depreciation expense ¥424 mil. Interest expense ¥11 mil.	3) Actual lease payments, Depreciation expense, Interest expense Actual lease payments ¥347 mil. Depreciation expense ¥331 mil. Interest expense ¥19 mil.	3) Actual lease payments, Depreciation expense, Interest expense Actual lease payments ¥695 mil. Depreciation expense ¥662 mil. Interest expense ¥19 mil.
4) Depreciation expense for leased assets is computed using the straight-line method over the estimated useful life of the leased assets.	4) Same as the left	4) Same as the left
5) Interest expense for leased assets is computed using the interest method based on the differences between the lease fees and the respective acquisition cost of the assets which are considered to be interest-bearing.	5) Same as the left	5) Same as the left
2. Operating Leases Obligation Due within one year ¥73 mil. Due over one year ¥ – mil. Total ¥73 mil.	2. Operating Leases Obligation Due within one year ¥ – mil. Due over one year ¥ – mil. Total ¥ – mil.	2. Operating Leases Obligation Due within one year ¥ – mil. Due over one year ¥ – mil. Total ¥ – mil.

5. INVESTMENT SECURITIES

Market value of investment in subsidiaries:

(Millions of Yen)

Period Ended	September 30 2004	**September 30 2005**	March 31 2005
Carrying amount	4,279	4,279	4,279
Market value	3,460	4,106	3,778
Difference	(819)	(173)	(500)

6. THE PREMISE OF A GOING CONCERN

There were no events or conditions that might be indicative of significant doubt of the entity's ability to continue as a going concern in the previous and present interim period, and the previous fiscal year.

7. PER SHARE INFORMATION

April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
Net asset per share: ¥1,458.98 Earnings per share: ¥76.83 Diluted earnings per share: ¥76.81	Net asset per share: ¥1,568.30 Earnings per share: ¥75.66 Diluted earnings per share: ¥75.60	Net asset per share: ¥1,510.69 Earnings per share: ¥151.56 Diluted earnings per share: ¥151.51

Note: The basis of the report of net earnings per share and diluted earnings per share are as follows:

	April 1, 2004- September 30, 2004	**April 1, 2005- September 30, 2005**	April 1, 2004- March 31, 2005
Net earnings per share			
(1)Net income (mil. yen)	22,109	21,622	43,498
(2)Amount not attributed to common shareholders (mil. yen)	-	-	-
(3)Net income on common shares (mil. yen)	22,109	21,622	43,498
(4)Average number of common shares outstanding (thousand shares)	287,771	285,795	287,006
Diluted earnings per share			
Increased number of common shares (thousand shares)	57	227	85
[Subscription rights] (thousand shares)	22	77	32
[Reservation rights] (thousand shares)	35	149	52
Diluted securities with no dilutive effects, which were not included in Diluted net earnings per share.	————	————	————

8. QUARTERLY NON-CONSOLIDATED INFORMATION

8-1) NON-CONSOLIDATED STATEMENTS OF INCOME

The Second Quarter of FY2004 and FY2005

	July 1, 2004 - September 30, 2004			July 1, 2005 - September 30, 2005			Increase (Decrease)
Account Title	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
Net sales		¥76,546	100.0		¥81,911	100.0	¥5,364
Cost of sales		19,899	26.0		18,978	23.2	(921)
Gross profit on sales		56,646	74.0		62,932	76.8	6,286
Provision (reversal) of reserve for sales returns		(9)	(0.0)		(59)	(0.1)	(50)
Gross profit		56,655	74.0		62,992	76.9	6,336
Selling, general and administrative expenses							
Research and development expenses	18,907		(24.7)	24,313		(29.7)	
Selling, general and administrative expenses	21,498	40,406	52.8	23,424	47,738	58.3	7,331
Operating income		16,249	21.2		15,254	18.6	(994)
Non-operating income		591	0.8		490	0.6	(100)
Non-operating expenses		110	0.1		96	0.1	(13)
Ordinary income		16,730	21.9		15,648	19.1	(1,082)
Special gain		1,153	1.5		212	0.3	(940)
Special loss		798	1.1		329	0.4	(469)
Income before income taxes		17,084	22.3		15,531	19.0	(1,553)
Income taxes-current	6,079			5,786			
Income taxes-deferred	156	6,235	8.1	(315)	5,470	6.7	(764)
Net income		¥10,849	14.2		¥10,061	12.3	(¥788)

8-2) NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
The Second Quarter of FY2004 and FY2005

	Jul 1, 2004- Sep 30, 2004	Jul 1, 2005- Sep 30, 2005	Increase (Decrease)
Account Title	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
I. Operating activities:			
Income before income taxes	¥17,084	¥15,531	
Depreciation and amortization	3,270	3,999	
Increase in allowance for doubtful receivables	65	3	
Interest and dividend income	(130)	(301)	
Interest expense	10	11	
Loss on sales and disposal of fixed assets	76	184	
Provision for liability for retirement benefits	1,382	1,378	
Gain on sales of short-term investments and investment securities	(1,150)	—	
Loss on impairment of securities	2	—	
Decrease (Increase) in trade receivables	926	6,538	
Decrease(Increase) in inventories	75	(489)	
Increase in accounts payable	121	147	
(Decrease) in other current liabilities	(2,856)	(631)	
Increase(Decrease) in reserve for sales rebates	53	(907)	
Other	78	(540)	
Sub-total	19,009	24,924	5,914
Interest and dividends received	154	319	
Interest paid	(10)	(11)	
Income taxes paid	(88)	(92)	
Net cash provided by operating activities	19,065	25,140	6,074
II. Investing activities:			
Proceeds from sales and redemptions of short-term investments	2,000	200	
Purchases of property, plant and equipment	(3,805)	(2,124)	
Proceeds from sales of property, plant and equipment	245	72	
Purchases of intangible assets	(498)	(1,186)	
Purchases of investment securities	(4,222)	(227)	
Proceeds from sales and redemptions of investment securities	4,026	2,531	
Purchases of subsidiary and associated companies' stocks	(2,745)	—	
Other	625	(230)	
Net cash used in investing activities	(4,374)	(964)	3,409
III. Financing activities:	(20)	85	105
IV. Effect of exchange rate changes on cash and cash equivalents	0	0	(0)
V. Net increase in cash and cash equivalents	14,671	24,261	9,589
VI. Cash and cash equivalents at beginning of period	82,504	71,738	(10,766)
VII. Cash and cash equivalents at end of first-half period	¥97,176	¥95,999	(¥1,176)

Securities Code: 4523

2005.9

Reference Data

Semiannual Period Ended September 30, 2005

October 31, 2005

Eisai Co., Ltd.

For Inquiry:
Corporate Communications Department
TEL 81-3-3817-5120 FAX 81-3-3811-3077

Contents

* All amounts are rounded to their nearest specified unit unless stated as "rounded down".
* Currency exchange rate utilized in the reference data are noted in the table below.
* All amounts of overseas profit and loss are calculated into yen values based upon the average exchange rate in the account term shown in the table below.

Currency Exchange Rates

	US (¥/US$)	EU (¥/EURO)	UK (¥/£)
(Apr. 2004 - Sept. 2004) Interim Period Average Rate	109.86	133.32	199.25
(Sept. 30, 2004) Interim Period End Rate	111.05	137.04	200.07
(Apr. 2004 - Mar. 2005) Fiscal Year Average Rate	107.54	135.18	198.38
(Mar. 31, 2005) Fiscal Year End Rate	107.39	138.87	202.03
(Apr. 2005 - Sept. 2005) Interim Period Average Rate	109.48	135.64	199.18
(Sept. 30, 2005) Interim Period End Rate	113.19	136.13	199.04
Fiscal Year Ending March 31, 2006 Forecast Rate	110.00	135.00	195.00

Projected Statements and Risk Factors

Materials and information provided in this financial disclosure may contain "projected statements" based on current expectations, forecasts, estimates, business goals and assumptions that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations. Risk factors particularly apply with respect to the Company-related projected statements.

Risks associated with our business include, but are not limited to, risks related to strategic alliances with partners, challenges arising out of global expansion, uncertainties in new pharmaceutical product development, healthcare cost-containment measures, intensified competition with generic drugs, possible incidence of adverse events, compliance with laws and regulations, litigations, closure or shutdown of factories, safety issues of raw materials used, environmental issues, conditions of financial markets and foreign exchange fluctuations, IT security-related risks, information management risks and outsourcing risks.

I. Consolidated Financial Highlights

1. Statement of Income Data

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2005	Interim 2006	Interim Change %	2005	2006 (e)
Net Sales	261.0	**282.6**	108.3	533.0	585.0
Cost of Sales	50.4	**48.7**	96.6	98.5	103.0
Research and Development Expenses	37.5	**44.4**	118.5	78.3	92.0
Selling, General and Administrative Expenses	131.5	**144.3**	109.7	269.4	295.0
Operating Income	41.6	**45.3**	108.9	86.8	95.0
Ordinary Income	43.2	**47.1**	109.0	89.1	96.0
Net Income	27.6	**30.2**	109.4	55.5	60.0
			(Inc./Dec.)		
Earnings per Share (yen)	95.8	**105.5**	9.7	193.4	209.9
Dividends per Share (yen)	21.0	**40.0**	19.0	56.0	80.0

* "Cost of Sales" includes "Provision/Reversal of reserve for sales returns".

2. Balance Sheet Data

(billions of yen)

	2005 31-Mar	2005 30-Sep	Inc./Dec.
Total Assets	662.7	**693.6**	30.9
Shareholders' Equity	459.6	**487.4**	27.8
Equity-to-Total Asset Ratio (%)	69.4%	**70.3%**	0.9%

3. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2005	Interim 2006	Interim Inc./Dec.	2005	2006 (e)
Capital Expenditures	31.4	**14.0**	(17.4)	49.0	28.0
Property, plant and equipment	9.7	**8.9**	(0.8)	21.7	20.0
Intangible Assets	21.6	**5.0**	(16.6)	27.3	8.0
Depreciation/Amortization	10.5	**12.0**	1.6	22.4	24.0

* Depreciation/amortization includes "Property, plant and equipment" and "Intangible assets".

4. Statement of Cash Flows Data

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2005	Interim 2006	Interim Inc./Dec.	2005
Net cash provided by operating activities	40.8	**39.9**	(0.9)	49.2
Net cash used in investing activities	(21.5)	**(14.1)**	7.4	(37.5)
Net cash used in financing activities	(4.6)	**(10.1)**	(5.5)	(16.7)
Cash and cash equivalents at end of period	163.7	**160.1**	(3.5)	142.4
Free Cash Flow	16.6	**20.7**	4.1	10.5

* Free Cash Flow = "Net cash provided by operating activities" - "Capital expenditures" - "Other revenue/payment for continuous activities".

II. Consolidated Statements of Income

1. Consolidated Statement of Income

(billions of yen)

Years Ended/Ending March 31 / Interim Apr. - Sept.	Interim 2005	Sales %	2006	Sales %	Chg. %	Inc./Dec.
Net sales	261.0	100.0	**282.6**	100.0	108.3	21.6
Cost of sales	50.5	19.3	**48.7**	17.2	96.5	(1.8)
Reversal of reserve for sales returns	(0.1)	(0.0)	**(0.0)**	(0.0)	35.4	0.1
Gross profit	210.6	80.7	**233.9**	82.8	111.1	23.3
Research and development expenses	37.5	14.4	**44.4**	15.7	118.5	6.9
Selling, general and administrative expenses	131.5	50.4	**144.3**	51.0	109.7	12.7
Operating income	41.6	15.9	**45.3**	16.0	108.9	3.7
Non-operating income	1.9	0.8	**2.1**	0.8	111.2	0.2
Non-operating expenses	0.3	0.1	**0.3**	0.1	109.3	0.0
Ordinary income	43.2	16.6	**47.1**	16.7	109.0	3.9
Extraordinary income	1.4	0.5	**0.0**	0.0	3.0	(1.4)
Extraordinary loss	1.2	0.5	**0.5**	0.2	40.4	(0.7)
Income before taxes & interests	43.4	16.6	**46.6**	16.5	107.5	3.3
Income taxes-current	21.2	8.1	**21.5**	7.6	101.1	0.2
Income taxes-deferred	(5.6)	(2.2)	**(5.2)**	(1.9)	92.9	0.4
Minority interests	0.2	0.1	**0.2**	0.1	114.3	0.0
Net income	27.6	10.6	**30.2**	10.7	109.4	2.6

<Explanation>

Net sales
<Increase Factor(s)>
Sales increase of *Aricept* and *Aciphex/Pariet*

Research and development expenses
<Increase Factor(s)>
Clinical development and business development

2. Financial Results by Business Segment

2-1. Consolidated Net Sales by Business Segment

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2005	Interim **2006**	2005
Net sales to customers	261.0	**282.6**	533.0
Pharmaceuticals	249.4	**272.4**	511.0
(In-house developed products %)	88.7%	**89.4%**	89.1%
Japan	122.5	**130.1**	247.7
North America	102.2	**113.5**	213.5
Europe	19.0	**20.8**	37.9
Asia and others	5.8	**7.9**	11.9
Others	11.6	**10.3**	22.0
Japan	10.9	**9.5**	20.6
Overseas	0.7	**0.8**	1.5

* Sales results by business segment have been reclassified in accordance with geographical segmentation.
* Major areas and countries included in each category:
  1. North America: The U.S. and Canada
  2. Europe: The United Kingdom, France, Germany, etc.
  3. Asia and Others: East Asia, South-East Asia, and South-Central America, etc.

2-2. Consolidated Operating Income by Business Segment

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2005	Interim **2006**	2005
Operating income	41.6	**45.3**	86.8
Pharmaceuticals	42.4	**46.7**	88.4
Others	0.8	**1.2**	2.0
Elimination and Corporate	(1.6)	**(2.6)**	(3.6)

3. Financial Results by Geographical Area

3-1. Consolidated Net Sales by Geographical Segment

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2005	Interim 2006	2005
Net sales to customers	261.0	**282.6**	533.0
Japan	133.3	**139.6**	268.3
North America	102.7	**114.0**	214.5
Europe	19.2	**21.2**	38.3
Asia and others	5.8	**7.9**	11.9
Overseas sales	127.7	**143.1**	264.7
Overseas sales ratio (%)	48.9%	**50.6**	49.7%

3-2. Consolidated Operating Income by Geographical Segment

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2005	Interim 2006	2005
Operating income	41.6	**45.3**	86.8
Japan	35.9	**37.0**	74.4
North America	5.6	**8.5**	11.4
Europe	2.0	**2.7**	3.5
Asia and others	1.3	**1.5**	2.1
Eliminations and corporate	(3.2)	**(4.4)**	(4.5)

4. Overseas Sales

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2005	Interim 2006	2005
Net sales	261.0	**282.6**	533.0
Overseas sales	139.2	**157.0**	288.1
North America	107.1	**118.4**	222.8
Europe	25.3	**29.6**	51.2
Asia and others	6.8	**8.9**	14.1
Overseas sales (%)	53.3%	**55.5%**	54.1%

* Major areas and countries included in each category:

1. North America: The U.S. and Canada
2. *Europe: The United Kingdom, France, Germany, etc.*
3. Asia and Others: East Asia, South-East Asia, and South-Central America, etc.

5. Global Product Sales (Own Sales)

5-1. *ARICEPT* Sales by Area

Years Ended/Ending March 31 Interim Apr. - Sept. Area		Interim 2005	Interim 2006	2005
Japan	¥ Billions	17.3	**20.5**	35.1
U.S.	¥ Billions	44.2	**52.6**	97.6
	[US $ Millions]	[402]	**[481]**	[907]
U.K.	¥ Billions	0.5	**0.5**	1.0
	[UK £ Millions]	[2]	**[3]**	[5]
France	¥ Billions	9.5	**10.2**	19.1
	[Euro Millions]	[72]	**[75]**	[141]
Germany	¥ Billions	3.4	**4.0**	7.1
	[Euro Millions]	[25]	**[29]**	[53]
Europe Total	¥ Billions	13.4	**14.7**	27.2
Asia	¥ Billions	1.4	**2.0**	2.9
Total	¥ Billions	76.3	**89.9**	162.9

* Sales forecast for Eisai sales territories for the year ending March 2006 is ¥188.0 billion.

5-2. *ACIPHEX/PARIET* Sales by Area

Years Ended/Ending March 31 Interim Apr. - Sept. Area		Interim 2005	Interim 2006	2005
Japan	¥ Billions	8.4	**13.2**	19.4
U.S.	¥ Billions	51.9	**53.4**	104.1
	[US $ Millions]	[472]	**[488]**	[968]
U.K.	¥ Billions	3.1	**2.8**	5.5
	[UK £ Millions]	[15]	**[14]**	[28]
Germany	¥ Billions	0.6	**0.7**	1.2
	[Euro Millions]	[4]	**[5]**	[9]
Europe Total	¥ Billions	3.6	**3.5**	6.8
Asia	¥ Billions	1.0	**1.5**	2.1
Total	¥ Billions	64.8	**71.6**	132.3

* Sales forecast for Eisai sales territories for the year ending March 2006 is ¥148.0 billion.

5-3. *ZONEGRAN* Sales by Area

Years Ended/Ending March 31 Interim Apr. - Sept. Area		Interim 2005	Interim 2006	2005
U.S.	¥ Billions	6.1	**7.5**	11.1
	[US $ Millions]	[56]	**[68]**	[104]
Europe, Asia	¥ Billions	-	**0.1**	0.0
Total	¥ Billions	6.1	**7.6**	11.1

* Initiated shipping in U.K. and Germany from June 2005.
* Sales forecast for Eisai sales territories for the year ending March 2006 is ¥15.0 billion.

<Reference> [Non-consolidated]

Eisai Inc. (U.S.)/Pharmaceutical Sales, Production

Years Ended/Ending March 31 Interim Apr. - Sept.		Interim 2005	Interim 2006	2005
Net sales	¥ Billions	103.1	**114.6**	215.2
	[US $ Millions]	[938]	**[1,047]**	[2,001]
Operating income	¥ Billions	5.1	**7.9**	10.3
	[US $ Millions]	[46]	**[72]**	[96]
Net income	¥ Billions	3.2	**5.3**	6.6
	[US $ Millions]	[29]	**[49]**	[62]
Operating income before royalty deduction	¥ Billions	19.0	**23.8**	43.2
	[US $ Millions]	[173]	**[218]**	[402]

Eisai China Inc. (China)/Pharmaceutical Sales, Production

Years Ended/Ending March 31 Interim Jan. - June		Interim 2005	Interim 2006	2005
Net sales	¥ Billions	2.3	**2.9**	4.8
	[Chinese RMB Millions]	[178]	**[223]**	[364]
Operating income	¥ Billions	0.6	**0.7**	1.0
	[Chinese RMB Millions]	[46]	**[52]**	[78]
Net income	¥ Billions	0.6	**0.6**	0.9
	[Chinese RMB Millions]	[42]	**[45]**	[72]

* The interim period of Eisai China Inc. ends on June 30.
* Average rate of Japanese yen to Chinese RMB was 13.11 yen from January 1 to June 30, 2004, 12.81 yen from January 1 to June 30, 2005 and 13.07 yen from January 1 to Decembe 31, 2004, respectively.

Eisai Korea Inc. (Korea)/Pharmaceutical Sales

Years Ended/Ending March 31 Interim Apr. - Sept.		Interim 2005	Interim 2006	2005
Net sales	¥ Billions	1.2	**2.4**	2.7
	[Korean Won Billions]	[13]	**[22]**	[28]
Operating income	¥ Billions	0.2	**0.2**	0.4
	[Korean Won Billions]	[2]	**[2]**	[4]
Net income	¥ Billions	0.1	**0.2**	0.3
	[Korean Won Billions]	[1]	**[2]**	[3]

* Average rate of Japanese yen to Korean won was 0.0953 yen from April 1 to September 30, 2004, 0.1081 yen from April 1 to September 30, 2005, and 0.0977 yen from April 1, 2004 to March 31, 2005, respectively.

6. Selling, General and Administrative Expenses (including R&D expenses)

6-1. Research and Development Expenses

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2005	Interim **2006**	2005	2006 (e)
Net sales	261.0	**282.6**	533.0	585.0
Research and development expenses	37.5	**44.4**	78.3	92.0
Percentage of sales (%)	14.4%	**15.7%**	14.7%	15.7%

6-2. Selling, General and Administrative Expenses

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2005	Interim **2006**	2005	2006 (e)
Net sales	261.0	**282.6**	533.0	585.0
Selling, general and administrative expenses	131.5	**144.3**	269.4	295.0
Personnel expenses	29.6	**30.7**	60.8	-
Marketing expenses	83.6	**93.0**	171.9	-
Administrative expenses and others	18.3	**20.6**	36.6	-
Percentage of sales (%)	50.4%	**51.0%**	50.5%	50.4%

6-3. Selling General and Administrative Expenses (including R&D expenses)

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2005	Interim **2006**	2005	2006 (e)
Net sales	261.0	**282.6**	533.0	585.0
Selling, general and administrative expenses (including R&D expenses)	169.0	**188.7**	347.7	387.0
Percentage of sales (%)	64.8%	**66.8%**	65.2%	66.2%

7. Personnel Information (Consolidated)

(persons)

	2004 31-Mar	2005 31-Mar	2005 **30-Sep**	2006 31-Mar (e)
Total	7,700	8,295	**8,749**	9100*
Japan	5,055	4,993	**5,182**	-
U.S.	1,225	1,537	**1,619**	-
Europe	452	503	**570**	-
Asia	968	1,262	**1,378**	-

* approx.

III. Consolidated Balance Sheet

1. Consolidated Balance Sheet <Assets>

(billions of yen)

	2005				Chg	Inc./
	31-Mar	%	30-Sep	%	%	Dec.
Current assets:						
Cash and time deposits	54.4		**70.4**			16.1
Accounts receivable-trade	142.1		**141.0**			(1.1)
Short-term investments	92.7		**96.5**			3.8
Inventories	39.5		**43.4**			3.9
Deferred tax assets	28.3		**31.0**			2.7
Other current assets	9.0		**10.9**			1.8
Allowance for doubtful receivables	(0.3)		**(0.4)**			(0.0)
Total current assets	365.6	55.2	**392.8**	56.6	107.4	27.2
Fixed assets:						
Property, plant and equipment:						
Buildings and structures	67.0		**65.2**			(1.7)
Machinery and vehicles	25.3		**23.7**			(1.6)
Land	17.0		**17.0**			0.0
Construction in progress	4.0		**9.3**			5.3
Others	9.6		**9.5**			(0.1)
Total property, plant and equipment	122.9	18.5	**124.8**	18.0	101.6	1.9
Intangible assets	37.0	5.6	**38.5**	5.6	104.0	1.5
Investment in other assets:						
Investments in securities	89.3		**89.7**			0.4
Long-term loans receivable	0.1		**0.1**			(0.0)
Deferred tax assets	20.6		**20.1**			(0.4)
Other investments	28.3		**28.7**			0.4
Allowance for doubtful receivables	(1.1)		**(1.0)**			0.1
Total investments and other assets	137.2	20.7	**137.5**	19.8	100.3	0.3
Total fixed assets	297.1	44.8	**300.9**	43.4	101.3	3.7
Total assets	662.7	100.0	**693.6**	100.0	104.7	30.9

<Explanation>

Cash and time deposits
<Increase Factor(s)>
Operating revenue increase

2. Consolidated Balance Sheet <Liabilities and Shareholders' Equity>

(billions of yen)

	2005 31-Mar	%	2005 30-Sep	%	Chg. %	Inc./ Dec.
Current liabilities:						
Accounts payable-trade	15.7		**18.2**			2.5
Short-term borrowings	0.8		**0.7**			(0.1)
Accounts payable-other	45.1		**47.0**			2.0
Accrued expenses	33.7		**37.0**			3.2
Accrued income taxes	21.1		**18.3**			(2.8)
Reserve for sales rebates	28.4		**27.2**			(1.2)
Other reserves	0.8		**0.8**			(0.0)
Other current liabilities	3.9		**5.2**			1.3
Total current liabilities	149.6	22.6	**154.4**	22.2	103.2	4.8
Long-term liabilities:						
Deferred tax liabilities	0.1		**0.1**			0.0
Liabilities for retirement benefits	32.5		**34.1**			1.6
Allowance for retirement of Directors	2.3		**2.4**			0.1
Other long-term liabilities	9.7		**6.1**			(3.6)
Total long-term liabilities	44.6	6.7	**42.7**	6.2	95.9	(1.8)
Total liabilities	194.1	29.3	**197.1**	28.4	101.5	3.0
Minority Interests	9.0	1.3	**9.2**	1.3	102.0	0.2
Shareholders' equity:						
Common stock	45.0	6.8	**45.0**	6.5		-
Capital surplus	55.2	8.3	**55.2**	8.0		-
Retained earnings	387.1	58.4	**407.2**	58.7		20.1
Net unrealized gains on available-for-sale securities	9.4	1.4	**14.2**	2.0		4.8
Foreign currency translation adjustments	(4.9)	(0.7)	**(2.2)**	(0.3)		2.7
Treasury stock	(32.1)	(4.8)	**(32.0)**	(4.6)		0.1
Total shareholders' equity	459.6	69.4	**487.4**	70.3	106.0	27.8
Total liabilities, minority interests and shareholders' equity	662.7	100.0	**693.6**	100.0	104.7	30.9

<Explanation>

Other long-term liabilities
<Decrease Factor(s)>
Debt payment of product acquisition in the previous period

Net unrealized gains on available-for-sale securities
<Increase Factor(s)>
Appreciated market price of holding securities

3. Stock Information

3-1. Issued Stock and Shareholder Information

As of September 30, 2005

Total Number of Authorized Shares	Number of Shares Outstanding	[Number of Treasury Stocks]	Number of Shareholders	Average Number of Shares per Shareholder
1,100,000,000 shares	296,566,949 shares	[10,744,135 shares]	26,672	11,119 shares

* Number of shares of outstanding includes number of treasury stocks.

3-2. Top 10 Shareholders

As of September 30, 2005

Name	Shares		%
The Master Trust Bank of Japan, Ltd. (Trust Account)	18,495	Thousands	6.24%
Nippon Life Insurance Co.	13,827	Thousands	4.66%
Nihon Trustee Service Trust Bank, Ltd. (Trust Account)	13,506	Thousands	4.55%
Saitama Resona Bank, Limited	12,398	Thousands	4.18%
The Chase Manhattan Bank N.A. London S.L. Omnibus Account	10,177	Thousands	3.43%
Moxley and Company	8,637	Thousands	2.91%
Mizuho Corporate Bank, Ltd.	6,680	Thousands	2.25%
State Street Bank and Trust Company 505103	6,244	Thousands	2.11%
Eisai Employee Shareholding Association	5,789	Thousands	1.95%
Nomura Securities Co.,Ltd.	5,307	Thousands	1.79%

* Stock numbers less than one thousand have been omitted.

3-3. Number of Shareholders by Category

(persons)

	2005 31-Mar	%	2005 30-Sep	%	Change
Financial Institutions	139	0.5%	**148**	0.6%	9
Securities Companies	35	0.1%	**36**	0.1%	1
Other Japanese Corporations	1,035	4.1%	**1,013**	3.8%	(22)
Corporations Outside Japan, etc.	478	1.9%	**506**	1.9%	28
Treasury Stock	1	0.0%	**1**	0.0%	-
Individuals and Others	23,787	93.4%	**24,968**	93.6%	1,181
Total	25,475	100.0%	**26,672**	100.0%	1,197

3-4. Number of Shares Held by Category

(One unit = 1,000 shares)

	2005 31-Mar	%	2005 30-Sep	%	Change
Financial Institutions	112,986	38.1%	**116,165**	39.2%	3,178
Securities Companies	5,508	1.9%	**7,115**	2.4%	1,606
Other Japanese Corporations	17,945	6.0%	**18,010**	6.1%	64
Corporations Outside Japan, etc.	111,682	37.7%	**107,377**	36.2%	(4,304)
Treasury Stock	10,781	3.6%	**10,744**	3.6%	(37)
Individuals and Others	37,661	12.7%	**37,153**	12.5%	(507)
Total	296,566	100.0%	**296,566**	100.0%	-

* Stock numbers less than one thousand have been omitted.

3-5. Breakdown of Shareholders Holding Size/Number of Shareholders

(Persons)

	2005 31-Mar	%	2005 30-Sep	%	Change
1 million shares and over	55	0.2%	**56**	0.2%	1
from 0.1 million to less than 1 million shares	163	0.6%	**168**	0.6%	5
from 10 thousand to less than 0.1 million shares	685	2.7%	**686**	2.6%	1
from 1 thousand to less than 10 thousand shares	9,409	36.9%	**9,033**	33.9%	(376)
from 1 hundred to less than 1 thousand shares	12,111	47.6%	**13,584**	50.9%	1,473
less than 100 shares	3,052	12.0%	**3,145**	11.8%	93
Total	25,475	100.0%	**26,672**	100.0%	1,197

3-6. Breakdown by Shareholder Holding Size/Number of Shares Held

(One unit = 1,000 shares)

	2005 31-Mar	%	2005 30-Sep	%	Change
1 million shares and over	201,935	68.1%	**201,144**	67.8%	(791)
from 0.1 million to less than 1 million shares	52,785	17.8%	**53,771**	18.1%	985
from 10 thousand to less than 0.1 million shares	17,654	6.0%	**17,927**	6.1%	272
from 1 thousand to less than 10 thousand shares	21,024	7.1%	**20,255**	6.8%	(769)
from 1 hundred to less than 1 thousand shares	3,043	1.0%	**3,341**	1.1%	298
less than 100 shares	123	0.0%	**127**	0.1%	4
Total	296,566	100.0%	**296,566**	100.0%	-

* Stock numbers less than one thousand have been omitted.

IV. Consolidated Statements of Cash Flows

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2005	Interim 2006	Inc./Dec.
Operating activities			
Income before income taxes & minority interests	43.4	**46.6**	3.3
Depreciation and amortization	10.5	**12.0**	1.6
Other non-cash losses/gains	3.3	**3.2**	(0.1)
Operating assets/liabilities increase/decrease	5.1	**4.1**	(1.0)
Others	(3.4)	**(3.2)**	0.2
Subtotal	58.8	**62.8**	4.0
Interest paid/received	0.9	**1.7**	0.7
Cash paid for income taxes	(19.0)	**(24.6)**	(5.6)
Net cash provided by operating activities	40.8	**39.9**	(0.9)
Investing activities			
Capital expenditures	(24.5)	**(19.4)**	5.1
Other revenue/payment for continuous activities	0.3	**0.2**	(0.1)
Purchases/sales of securities	2.3	**4.9**	2.6
Others	0.3	**0.1**	(0.2)
Net cash used in investing activities	(21.5)	**(14.1)**	7.4
Financing activities			
Dividends paid	(5.2)	**(10.0)**	(4.8)
Short-term debt proceeds/payments	0.6	**(0.2)**	(0.8)
Others	(0.1)	**0.0**	0.1
Net cash used in financing activities	(4.6)	**(10.1)**	(5.5)
Effect of exchange rate changes on cash and cash equivalents	2.8	**2.1**	(0.8)
Net increase in cash and cash equivalents	17.5	**17.7**	0.2
Cash and cash equivalents at beginning of year	146.1	**142.4**	(3.7)
Cash and cash equivalents of newly consolidated subsidiaries at beginning of year	0.0	-	(0.0)
Cash and cash equivalents at end of year	163.7	**160.1**	(3.5)

<Explanation>

Capital expenditures
<Decrease Factor(s)>
Procurement of intangible fixed assets including product acquisition in the previous period

Dividends paid
<Increase Factor(s)>
¥18 per share to ¥35 per share

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2005	Interim 2006	Inc./Dec.
Free Cash Flow	16.6	**20.7**	4.1

* "Free Cash Flow = "Net cash provided by operating activities" - "Capital expenditures" - "Other revenue/payment for continuous activities"

V. Consolidated Subsidiaries - Associated Companies

1. Consolidated Subsidiaries (39 companies)

1-1. Subsidiaries Outside Japan (28 companies)

As of September 30, 2005

Company Name	Location	Capital/ Investment*1 (Unit: thousand)		Equity(%) Ownership*2	Description of Operations
Eisai Corporation of North America	New Jersey, USA	204,100	US$	100.00%	U.S. subsidiaries holding company
Eisai Research Institute of Boston, Inc.	Massachusetts, USA	90,300	US$	100.00%	Basic research/clincial trial process research
Eisai Inc.	New Jersey, USA	83,600	US$	100.00%	Pharma. prod./sales
Eisai U.S.A., Inc.	New Jersey, USA	29,500	US$	100.00%	-
Eisai Medical Research Inc.	New Jersey, USA	1,000	US$	100.00%	Pharm. clinical research
Eisai Machinery U.S.A. Inc.	New Jersey, USA	1,000	US$	100.00%	Pharm. machinery sales
Eisai Europe Ltd.	London, U.K.	50,561	UKPS	100.00%	Europe subsidiaries holding company
Eisai Ltd.	London, U.K.	15,548	UKPS	100.00%	Pharma. sales/clinical research
Eisai London Research Laboratories Ltd.	London, U.K.	12,000	UKPS	100.00%	Basic research
Eisai Pharma-Chem Europe Ltd.*4	London, U.K.	100	UKPS	100.00%	-
Eisai GmbH	Frankfurt, Germany	7,669	EUR	100.00%	Pharmaceutical sales
Eisai Machinery GmbH	Cologne, Germany	1,278	EUR	100.00%	Pharm. machinery prod./sales
Eisai S.A.S.	Paris, France	19,500	EUR	100.00%	Pharmaceutical prod./sales
Eisai B.V.	Amsterdam, Netherlands	540	EUR	100.00%	Pharmaceutical prod./sales
Eisai Farmaceutica S.A.	Madrid, Spain	4,000	EUR	100.00%	Pharmaceutical marketing
Eisai S.r.l.	Milano, Italy	3,500	EUR	100.00%	Pharmaceutical sales
Eisai Pharma AG*7	Zurich, Switzerland	3,000	CHF	100.00%	Pharmaceutical sales
Eisai AB*8	Stockholm, Sweden	10,000	SEK	100.00%	Pharmaceutical sales
P.T. Eisai Indonesia	Jakarta, Indonesia	5,000	US$	80.40%	Pharmaceutical prod./sales
Eisai Asia Regional Services Pte. Ltd.	Singapore	26,400	S$	100.00%	Pharmaceutical sales
Eisai (Malaysia) Sdn. Bhd.	Petaling Jaya Selangor, Malaysia	470	M$	100.00%	Pharmaceutical sales
Eisai (Thailand) Marketing Co., Ltd.*5	Bangkok, Thailand	11,000	Baht	49.90%	Pharmaceutical prod./sales
Eisai Taiwan, Inc.*6	Taipei, Taiwan	270,000	NT$	100.00%	Pharmaceutical prod./sales
Eisai China Inc.*3	Suzhou, China	319,205	RMB	100.00%	Pharmaceutical prod./ sales
Eisai Hong Kong Co., Ltd.	Hong Kong, China	500	HK$	100.00%	Pharmaceutical sales
Eisai Korea Inc.	Seoul, Korea	3,512,000	Won	100.00%	Pharmaceutical sales
Hi-Eisai Pharmaceutical Inc.*5	Manila, Philippines	31,250	Peso	50.00%	Pharmaceutical prod./ sales
Eisai Pharmaceuticals India Private Ltd.	Mumbai, India	100,000	INR	100.00%	Pharmaceutical prod./sales

*1 Capital/investment numbers fractions have been omitted.
*2 Equity direct/indirect ownership percentage.
*3 The fiscal year of Eisai China Inc. ends December 31. Fiscal Year of other consolidated subsidiaries outside/inside Japan end March 31.
*4 Eisai Pharma-Chem Europe Ltd. is in the process of liquidation.
*5 The Company has a less than 50 percent equity ownership in Eisai (Thailand) Marketing Co., Ltd., and Hi-Eisai Pharmaceutical Inc., but it is considered to be a consolidated subsidiary under the application of the "controlling entity" standard.
*6 Eisai Taiwan, Inc. and Wei-zai Co., Ltd., both licated in Taiwan, merged togather in April 2005. The surviving company is Eisai Taiwan, Inc.
*7 The Switzerland-based pharmaceuticals sales company, Eisai Pharma AG was established in June 2005.
*8 The Sweden-based pharmaceuticals sales company, Eisai AB was established in July 2005.

1-2. Subsidiaries in Japan (11 companies)

As of September 30, 2005

Company Name	Location	Capital/ Investment*1		Equity(%) Ownership*2	Description of Operations
Sanko Junyaku Co., Ltd. (listed on JASDAQ)	Tokyo	5,262	million yen	50.87%	Diagnostic product prod./sales
Sannova Co., Ltd.	Gunma	926	million yen	79.97%	Pharmaceutical prod./sales
Elmed Eisai Co., Ltd.	Tokyo	450	million yen	100.00%	Pharmaceutical sales
Eisai Food & Chemicals Co., Ltd.*	Tokyo	100	million yen	100.00%	Chemicals and Food additives sales
Eisai Machinery Inc.*	Tokyo	100	million yen	100.00%	Pharma. Production system, etc prod./sales
KAN Research Institute, Inc.	Kyoto	70	million yen	100.00%	Basic research
Eisai Distribution Co., Ltd.	Kanagawa	60	million yen	100.00%	Pharmaceutical distribution
Sunplanet Co., Ltd.	Tokyo	455	million yen	85.11%	Real estate mgt., catering/administrative
Clinical Supply Co., Ltd.	Gifu	80	million yen	84.80%	Medical instruments prod./sales
Palma Bee'Z Research Institute Co., Ltd.	Tokyo	50	million yen	75.44%	Diagnostic product research
Eisai Seikaken Co., Ltd.	Tokyo	50	million yen	70.00%	Agro-chemical prod./sales

*1 Capital/investment numbers fractions have been omitted.
*2 Equity direct/indirect ownership percentage.

2. Equity in Earnings in Associated Companies (2 companies)

As of September 30, 2005

Company Name	Location	Capital/ Investment*1		Equity(%) Ownership*2	Description of Operations
[Associated company outside Japan: 1]					
Eisai-Novartis Verwaltungs GmbH*4	Nuremberg, Germany	25,000	EUR	50.00%	-
[Associated company in Japan: 1]					
Bracco-Eisai Co., Ltd.*3	Tokyo	340	million yen	49.00%	Contrast media import/prod./sales

*1 Capital/investment numbers fractions have been omitted.
*2 Equity direct/indirect ownership percentage.
*3 Fiscal year of Bracco-Eisai Co., Ltd. ends December 31.
*4 Eisai-Novartis Verwaltungs GmbH is in the process of liquidation.

VI. Financial Trend

(billions of yen)

Years Ended/Ending March 31 / Interim Apr. - Sept.		1997	1998	1999	2000	2001	2002	2003	2004	2005	**2006**
<Statements of Income Data>											
Net Sales	Interim				148.1	174.9	211.0	234.4	247.8	261.0	**282.6**
		281.6	301.8	284.9	302.5	361.7	431.7	466.6	500.2	533.0	
Cost of Sales	Interim				44.7	49.0	52.2	52.9	47.6	50.4	**48.7**
		95.0	93.8	87.1	91.6	98.5	101.5	102.6	97.2	98.5	
Research and Development Expenses	Interim				23.7	22.6	24.7	27.9	33.5	37.5	**44.4**
		38.3	45.1	43.7	46.7	49.6	55.0	59.7	69.0	78.3	
Selling, General and Administrative Expenses	Interim				60.3	72.3	95.1	113.3	125.7	131.5	**144.3**
		104.4	121.2	115.4	127.1	154.7	202.5	228.4	250.9	269.4	
Operating Income	Interim				19.5	31.1	39.0	40.4	41.0	41.6	**45.3**
		50.4	47.5	38.6	37.1	59.0	72.7	75.9	83.1	86.8	
Ordinary Income	Interim				19.4	31.9	40.2	40.1	40.7	43.2	**47.1**
		50.3	47.2	39.8	36.9	63.2	76.1	76.1	83.4	89.1	
Net Income	Interim				2.7	8.9	20.0	22.2	24.9	27.6	**30.2**
		19.4	19.8	15.9	11.3	23.3	36.5	41.0	50.1	55.5	
<Cash Flow Sheet Data>											
Net cash provided by operating activities	Interim				22.0	43.2	33.1	19.6	45.8	40.8	**39.9**
				35.9	27.2	85.0	56.9	57.6	72.7	49.2	
Net cash used in investing activities	Interim				(0.7)	(28.8)	(1.2)	(18.0)	(15.3)	(21.5)	**(14.1)**
				(33.9)	(4.0)	(19.6)	(7.2)	(27.7)	(27.3)	(37.5)	
Net cash used in financing activities	Interim				(3.4)	(3.5)	(5.7)	(14.6)	(4.5)	(4.6)	**(10.1)**
				(10.0)	(15.4)	(17.7)	(39.1)	(19.8)	(21.4)	(16.7)	
Free Cash Flow	Interim				13.6	36.8	22.8	5.3	36.0	16.6	**20.7**
				21.1	12.6	71.8	32.1	31.1	48.9	10.5	
<Balance Sheet Data>											(Interim)
Common Stock		29.6	44.9	44.9	44.9	44.9	44.9	45.0	45.0	45.0	**45.0**
Total Assets		456.6	453.1	463.4	485.7	549.4	557.6	591.7	615.8	662.7	**693.6**
Shareholders' Equity		254.4	299.2	308.6	329.4	345.9	362.1	388.2	419.5	459.6	**487.4**
<Capital Expenditures and Depreciation/Amortization>											(Interim)
Capital Expenditures				14.2	16.3	15.0	27.2	21.9	28.7	49.0	**14.0**
Depreciation/Amortization				13.0	15.1	15.0	15.3	18.0	18.5	22.4	**12.0**
<Managerial Indices>											
Earnings per Share (yen)		71.0	70.0	53.6	38.0	78.7	123.5	141.2	172.1	193.4	
Fully Diluted Earnings per Share (yen)		66.9	67.1	53.1	37.7	77.9	122.3	139.9	172.1	193.3	
Return on Equity (%)		8.1	7.2	5.2	3.5	6.9	10.3	10.9	12.4	12.6	
Shareholders' Equity Ratio (%)		55.7	66.0	66.6	67.8	63.0	64.9	65.6	68.1	69.4	
Dividends on Equity (DOE)(%)		2.1	2.2	2.1	2.0	2.0	2.4	2.5	2.6	3.7	
Payout Ratio (%)		25.5	31.4	40.1	56.5	29.2	23.3	22.7	20.9	29.0	
Dividends per Share (yen)		18.0	21.5	21.5	21.5	23.0	29.0	32.0	36.0	56.0	
Consolidated Subsidiaries		34	35	34	35	34	36	33	34	38	

* "Cost of Sales" includes "Provision/Reversal of reserve for sales returns".
* "Earnings per Share" and "Fully Diluted Earnings per Share" since the year ended March 2003 have been calculated based on a new accounting system.
* "Free Cash Flow" = "Net cash provided by operating activities" - "Capital expenditures" - "Other revenue/payment for continuous activities"
* "Depreciation/amortization" includes "Property, plant and equipment" and "Intangible assets".
* Consolidated financial figures in the interim period for the year ended March 31, 2000 are provided for reference purposes only.

VII. Non-Consolidated Financial Highlights

1. Non-Consolidated Financial Highlights

1-1. Statement of Income Data

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2005	Interim 2006	Change %	2005	2006 (e)
Net Sales	151.3	**161.0**	106.4	307.9	324.0
Cost of Sales	39.4	**37.9**	96.4	77.5	75.0
Research and Development Expenses	36.5	**43.9**	120.3	77.1	89.0
Selling, General and Administrative Expenses	42.5	**46.3**	108.9	85.6	93.0
Operating Income	32.9	**32.8**	99.8	67.6	67.0
Ordinary Income	34.2	**33.7**	98.7	69.1	67.0
Net Income	22.1	**21.6**	97.8	43.5	42.5

* "Cost of Sales" includes "Provision/Reversal of reserve for sales returns".

1-2. Balance Sheet Data

(billions of yen)

	2005 31-Mar	2005 30-Sep	Inc./Dec.
Total Assets	530.6	**546.9**	16.3
Shareholders' Equity	431.7	**448.3**	16.5
Equity-to-Total Asset Ratio (%)	81.4%	**82.0%**	0.6%

1-3. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2005	Interim 2006	Inc./Dec.	2005	2006 (e)
Capital Expenditures	10.4	**7.7**	(2.7)	25.0	17.0
Property, plant and equipment	7.3	**4.1**	(3.2)	16.3	11.0
Intangible Assets	3.0	**3.6**	0.6	8.7	6.0
Depreciation/Amortization	6.5	**7.8**	1.3	14.3	16.0

* Depreciation/amortization includes "Property, plant and equipment" and "Intangible assets".

1-4. Statement of Cash Flows Data

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2005	Interim 2006	Inc./Dec.	2005
Net cash provided by operating activities	28.0	**32.8**	4.8	35.0
Net cash used in investing activities	(13.5)	**(6.4)**	7.2	(26.1)
Net cash used in financing activities	(5.2)	**(9.9)**	(4.7)	(17.4)
Cash and cash equivalents at end of period	97.2	**96.0**	(1.2)	79.5
Free Cash Flow	15.7	**22.7**	6.9	11.3

* Free Cash Flow = "Net cash provided by operating activities" - "Capital expenditures" - "Other revenue/payment for continuous activities".

2. Net Sales by Business Segment

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2005	Interim 2006	2005	2006 (e)
Net Sales	151.3	**161.0**	307.9	324.0
Pharmaceuticals	129.7	**137.9**	261.0	280.0
Prescription Pharmaceuticals(Including Exports)	120.4	**129.5**	242.2	261.0
(Ratio of in-house developed products to Prescription Pharmaceuticals %)	81.5%	**83.7%**	81.5%	-
Consumer Health Care Products	9.3	**8.4**	18.8	19.0
Food Additives/Chemicals, Machinery, etc.	2.2	**0.9**	3.1	1.5
Income from Industrial Property Rights, etc.	19.5	**22.1**	43.8	42.5

* Machinary business was divested and succeeded to consolidated subsidiary in October 2004.

3. Exports by Geographical Area

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2005	Interim 2006	2005	2006 (e)
Net Sales	151.3	**161.0**	307.9	324.0
Exports	42.3	**47.3**	88.1	92.0
North America	30.6	**32.1**	64.6	-
Europe	9.5	**12.5**	19.0	-
Asia and Others	2.2	**2.7**	4.4	-
Ratio of Exports to Sales (%)	28.0%	**29.4%**	28.6%	28.4%

* *Major areas and countries included in each category:*
  1. North America: The U.S. and Canada
  2. Europe: The United Kingdom, France, Germany, etc.
  3. Asia and Others: East Asia, South-East Asia, and South-Central America, etc.
* Export sales includes revenues from industrial property rights, etc.

4. Prescription Pharmaceuticals

(billions of yen)

Years Ended/Ending March 31/Interim Apr. - Sept.	Interim				
Description / Product	2005	**2006**	Change %	2005	2006 (e)
Alzheimer's disease treatment *ARICEPT*	17.3	**20.5**	118.2	35.1	43.0
Peripheral neuropathy treatment *METHYCOBAL*	15.7	**16.0**	102.1	30.9	32.0
Proton pump inhibitor *PARIET*	8.4	**13.2**	157.1	19.4	30.0
Gastritis/gastric ulcer medication *SELBEX*	11.5	**10.9**	95.0	22.7	22.0
Non-ionic contrast medium *IOMERON*	4.5	**4.4**	97.6	8.9	9.0
Osteoporosis treatment *GLAKAY*	4.7	**4.3**	92.8	9.0	9.0
Muscle relaxant *MYONAL*	4.4	**4.3**	98.7	8.5	8.0
Long-acting isosorbide dinitrate preparation *NITOROL-R*	2.5	**2.3**	91.1	4.8	5.0
Genetically engineered glucagon preparation *GLUCAGON G NOVO*	2.2	**2.2**	102.0	4.2	4.0
Long-acting macrolide antibiotic *RULID*	1.3	**1.4**	102.2	2.9	2.5
Antiallergic agent *AZEPTIN*	1.5	**1.3**	87.6	3.8	3.0
Osteoporosis treatment *Actonel*	-	**-**	-	-	4.0
Others	23.0	**22.3**	96.8	46.0	38.5
Prescription Pharmaceuticals Total	97.0	**103.1**	106.3	196.3	210.0

* Statistical segmentation of "Prescription Pharmaceuticals" has been modified from the year ending March 31, 2006.
* Past data are corrected according to new segmentation.
* Marketing rights of "Actonel" has been transferred from Avetis Pharma to Eisai from October 1, 2005.

5. Exports by Products

(billions of yen)

Years Ended/Ending March 31/ Interim Apr. - Sept.	Interim				
	2005	**2006**	Change %	2005	2006 (e)
ARICEPT	11.3	**11.2**	99.2	21.1	20.0
ACIPHEX/PARIET	10.7	**13.0**	121.8	22.0	25.5
Others	1.4	**2.2**	154.1	2.9	5.5
Total Exports	23.4	**26.4**	112.9	45.9	51.0

* Statistical segmentation of "Prescription Pharmaceuticals" has been modified from the year ending March 31, 2006.
* Past data are corrected according to new segmentation and table name is changed to "Exports by products".

6. Consumer Health Care Products

(billions of yen)

Years Ended/Ending March 31/ Interim Apr. - Sept.	Interim				
	2005	**2006**	Change %	2005	2006 (e)
Vitamin B_2 preparation *CHOCOLA BB* Group	4.4	**4.2**	94.9	8.4	9.5
JUVELUX/Natural Vitamin E preparation Vitamin-E Group	1.1	**0.9**	79.9	2.2	2.0
SACLON/Indigestion & heartburn treatment *SACLON* Group	1.0	**0.9**	93.8	2.1	2.0
NABOLIN/Active-type Vitamin B_{12} *NABOLIN* Group	0.8	**0.7**	92.5	1.4	2.0
Others	2.0	**1.7**	84.9	4.7	3.5
Consumer Health Care Products Total	9.3	**8.4**	90.7	18.8	19.0

7. Gross Profit/Manufacturing Cost

7-1 Breakdown of Cost of Sales

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	Interim 2005	Interim 2006	2005
Net sales	151.3	**161.0**	307.9
Cost of sales	39.5	**38.0**	77.7
Beginning inventory (+)	13.5	**11.8**	13.5
Manufacturing cost (+)	20.2	**19.9**	40.4
Product purchase (+)	12.2	**11.7**	24.3
Account transfer (+)	5.9	**5.7**	11.3
Ending inventory (-)	12.4	**11.1**	11.8
Cost of sales (%)	26.1%	**23.6%**	25.2%
Reversal of reserve for sales returns	(0.1)	**(0.0)**	(0.1)
Gross profit	111.9	**123.0**	230.4

7-2 Breakdown of Manufacturing Costs

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2005	Interim 2006	2005
Total manufacturing costs	22.7	**22.4**	43.8
Raw materials	8.7	**7.5**	15.0
Labor costs	6.6	**6.5**	13.3
Expenses	7.4	**8.5**	15.5
Beginning inventory of semi-finished goods and work-in-process (+)	7.4	**8.8**	7.4
Ending inventory of semi-finished goods and work-in-process (-)	7.3	**9.5**	8.8
Account transfer (+)	(2.4)	**(2.4)**	(2.3)
Cost variances (+)	(0.2)	**0.6**	0.3
Manufacturing costs	20.2	**19.9**	40.4

8. Selling, General and Administrative Expenses (including R&D expenses)

8-1. Research and Development Expenses (R&D expenses)

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2005	Interim 2006	2005	2006 (e)
Net sales	151.3	**161.0**	307.9	324.0
Research and development expenses	36.5	**43.9**	77.1	89.0
Overseas research and development expenses	14.2	**20.2**	31.2	-
(Ratio of overseas R&D expenses to total R&D expenses %)	39.0%	**46.0%**	40.5%	-
Percentage of sales (%)	24.1%	**27.3%**	25.0%	27.5%

8-2. Selling, General and Administrative Expenses (SG&A expenses)

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2005	Interim 2006	2005	2006 (e)
Net sales	151.3	**161.0**	307.9	324.0
Selling, general and administrative expenses	42.5	**46.3**	85.6	93.0
Personnel expenses	17.5	**17.1**	35.4	-
Marketing expenses	16.2	**17.6**	32.8	-
Administrative expenses and others	8.8	**11.6**	17.5	-
Percentage of sales (%)	28.1%	**28.8%**	27.8%	28.7%

8-3. Selling, General and Administrative Expenses (including R&D expenses)

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2005	Interim 2006	2005	2006 (e)
Net sales	151.3	**161.0**	307.9	324.0
Selling, general and administrative expenses (including R&D)	79.1	**90.2**	162.8	182.0
Percentage of sales (%)	52.2%	**56.0%**	52.9%	56.2%

9. Balance Sheet Data

<Assets>

(billions of yen)

	2005		Inc./
	31-Mar	**30-Sep**	Dec.
Current assets	249.3	**265.7**	16.4
Fixed assets	281.3	**281.2**	(0.1)
Property, plant and equipment	84.1	**82.1**	(2.0)
Intangible assets	17.8	**19.2**	1.4
Investments and other assets	179.4	**179.9**	0.5
Total assets	530.6	**546.9**	16.3

<Liabilities and Shareholders' Equity>

(billions of yen)

	2005		Inc./
	31-Mar	**30-Sep**	Dec.
Current liabilities	67.9	**66.0**	(1.9)
Long-term liabilities	30.9	**32.7**	1.7
Total liabilities	98.9	**98.6**	(0.2)
Shareholders' equity	431.7	**448.3**	16.5
Total liabilities, minority interests and shareholders' equity	530.6	**546.9**	16.3

10. Personnel Information

(persons)

	2004	2005		2006
	31-Mar	31-Mar	30-Sep	31-Mar (e)
Total employees	3,858	3,815	3,983	3900*
Production	809	798	791	-
Research and development	956	940	974	-
Sales, marketing and administration	2,093	2,077	2,218	-
Total personnel cost (billions of yen)	70.3	65.3	31.9	-

* approx.

11. Statements of Cash Flows

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2005	Interim 2006	Inc./Dec.
Operating activities			
Income before income taxes & minority interests	34.3	**33.4**	(1.0)
Depreciation and amortization	6.5	**7.8**	1.3
Other non-cash losses/gains	3.0	**2.9**	(0.2)
Operating assets/liabilities increase/decrease	1.9	**4.9**	3.0
Others	(4.7)	**(1.6)**	3.0
Subtotal	41.1	**47.4**	6.2
Interest paid/received	0.6	**0.8**	0.2
Income taxes paid	(13.7)	**(15.4)**	(1.7)
Net cash provided by operating activities	28.0	**32.8**	4.8
Investing activities			
Capital expenditures	(12.6)	**(10.3)**	2.3
Other revenue/payment for continuous activities	0.3	**0.2**	(0.1)
Purchases/sales of securities	1.8	**4.2**	2.4
Others	(3.1)	**(0.4)**	2.6
Net cash used in investing activities	(13.5)	**(6.4)**	7.2
Financing activities			
Dividends paid	(5.2)	**(10.0)**	(4.8)
Others	(0.0)	**0.1**	0.1
Net cash used in financing activities	(5.2)	**(9.9)**	(4.7)
Effect of exchange rate changes on cash and cash equivalents	0.0	**(0.0)**	**(0.0)**
Net increase/decrease in cash and cash equivalents	9.3	**16.5**	7.2
Cash and cash equivalents at beginning of year	87.9	**79.5**	(8.4)
Cash and cash equivalents at end of year	97.2	**96.0**	(1.2)

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2005	Interim 2006	Inc./Dec.
Free Cash Flow	15.7	**22.7**	6.9

* Free Cash Flow = "Net cash provided by operating activities" - "Capital expenditures" - "Other revenue/payment for continuous activities"

VIII. Changes in Quarterly Results

1. Statement of Income Data [Consolidated]

(billions of yen)

Years Ended/Ending March 31	2005				2006	
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	**Second Quarter**
Net sales	122.7	138.3	143.4	128.6	135.8	**146.8**
Cost of sales	24.1	26.3	25.3	22.8	24.1	**24.6**
Research and development expenses	18.2	19.3	19.5	21.3	19.9	**24.5**
Selling, general and administrative expenses	61.8	69.8	71.9	65.9	69.3	**74.9**
Operating income	18.6	22.9	26.7	18.5	22.5	**22.8**
Non-operating income/expenses	0.8	0.8	(0.1)	0.7	0.9	**0.9**
Ordinary income	19.5	23.8	26.6	19.3	23.4	**23.7**
Extraordinary income/expenses	(0.2)	0.3	(0.7)	(0.9)	(0.2)	**(0.3)**
Income before taxes and interests	19.3	24.1	25.9	18.4	23.2	**23.5**
Net income	12.4	15.2	16.5	11.4	14.9	**15.2**
Earnings per share (yen)	43.1	52.7	57.5	40.1	52.2	**53.3**

* "Cost of Sales" includes "Provision/Reversal of reserve for sales returns".

2. Balance Sheet Data [Consolidated]

<Assets>

(billions of yen)

	2004			2005		
	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	**30-Sep**
Current assets	353.4	381.6	379.3	365.6	368.7	**392.8**
Fixed assets	281.9	283.2	282.0	297.1	293.9	**300.9**
Property, plant and equipment	116.8	120.3	118.6	122.9	123.2	**124.8**
Intangible assets	33.5	33.7	31.6	37.0	36.2	**38.5**
Investments and other assets	131.6	129.2	131.8	137.2	134.5	**137.5**
Total assets	635.3	664.9	661.3	662.7	662.6	**693.6**

<Liabilities and Shareholders' Equity>

(billions of yen)

	2004			2005		
	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	**30-Sep**
Current liabilities	143.4	150.5	141.7	149.6	143.2	**154.4**
Long-term liabilities	54.2	63.4	65.2	44.6	44.2	**42.7**
Total liabilities	197.6	213.9	206.9	194.1	187.4	**197.1**
Minority Interests	8.6	8.8	8.9	9.0	9.0	**9.2**
Shareholders' equity	429.1	442.2	445.5	459.6	466.2	**487.4**
Total liabilities, minority interests and shareholders' equity	635.3	664.9	661.3	662.7	662.6	**693.6**

3. Capital Expenditures and Depreciation/Amortization [Consolidated]

(billions of yen)

Years Ended/Ending March 31	2005 First Quarter	2005 Second Quarter	2005 Third Quarter	2005 Fourth Quarter	2006 First Quarter	2006 Second Quarter
Capital expenditures	23.2	8.2	3.8	13.8	4.6	**9.4**
Property, plant and equipment	3.2	6.5	3.3	8.7	3.6	**5.3**
Intangible assets	19.9	1.7	0.5	5.1	1.0	**4.0**
Depreciation/Amortization	5.1	5.4	5.4	6.6	5.9	**6.1**

* Depreciation/amortization includes "Property, plant and equipment" and "Intangible assets".

4. Cash Flows Data [Consolidated]

(billions of yen)

Years Ended/Ending March 31	2005 First Quarter	2005 Second Quarter	2005 Third Quarter	2005 Fourth Quarter	2006 First Quarter	2006 Second Quarter
Net cash provided by operating activities	9.4	31.4	12.2	(3.8)	12.1	**27.8**
Net cash used in investing activities	(18.7)	(2.8)	(8.1)	(8.0)	(8.9)	**(5.3)**
Net cash used in financing activities	(5.0)	0.4	(12.2)	0.1	(10.1)	**(0.0)**
Cash and cash equivalents at end of period	133.2	163.7	152.6	142.4	136.5	160.1
Free cash flow	(8.9)	25.5	6.8	(13.0)	1.3	19.4

* Free Cash Flow = "Net cash provided by operating activities" - "Capital expenditures" - "Other revenue/payment for continuous activities".

5. *ARICEPT* Sales by Area (Own Sales) [Consolidated]

Years Ended/Ending March 31		2005 First Quarter	2005 Second Quarter	2005 Third Quarter	2005 Fourth Quarter	2006 First Quarter	2006 Second Quarter
Japan	¥ Billions	8.9	8.4	9.9	7.9	9.9	**10.6**
U.S.	¥ Billions	18.1	26.1	27.3	26.1	23.5	**29.1**
	[US $ Millions]	[165]	[237]	[257]	[249]	[219]	**[262]**
U.K.	¥ Billions	0.2	0.3	0.3	0.3	0.3	**0.2**
	[UK £ Millions]	[1]	[1]	[1]	[1]	[2]	**[1]**
France	¥ Billions	4.8	4.7	4.7	4.9	5.1	**5.1**
	[Euro Millions]	[36]	[35]	[34]	[36]	[38]	**[38]**
Germany	¥ Billions	1.6	1.7	2.8	0.9	1.9	**2.1**
	[Euro Millions]	[12]	[13]	[21]	[6]	[14]	**[15]**
Europe total	¥ Billions	6.7	6.7	7.8	6.1	7.3	**7.4**
Asia	¥ Billions	0.7	0.7	0.7	0.9	0.9	**1.1**
Total	¥ Billions	34.4	41.9	45.7	40.8	41.7	**48.2**

6. *ACIPHEX/PARIET* Sales by Area (Own Sales) [Consolidated]

Years Ended/Ending March 31		2005 First Quarter	2005 Second Quarter	2005 Third Quarter	2005 Fourth Quarter	2006 First Quarter	2006 Second Quarter
Japan	¥ Billions	3.2	5.1	6.6	4.5	6.3	**6.8**
U.S.	¥ Billions	24.8	27.0	27.3	24.9	25.3	**28.2**
	[US $ Millions]	[226]	[246]	[257]	[238]	[235]	**[253]**
U.K.	¥ Billions	1.5	1.5	1.3	1.2	1.5	**1.3**
	[UK £ Millions]	[8]	[8]	[6]	[6]	[7]	**[7]**
Germany	¥ Billions	0.3	0.3	0.3	0.4	0.3	**0.3**
	[Euro Millions]	[2]	[2]	[2]	[3]	[2]	**[2]**
Europe total	¥ Billions	1.8	1.8	1.6	1.6	1.8	**1.7**
Asia	¥ Billions	0.5	0.5	0.6	0.5	0.7	**0.8**
Total	¥ Billions	30.3	34.5	36.0	31.5	34.1	**37.4**

7. *ZONEGRAN* Sales by Area (Own Sales) [Consolidated]

Years Ended/Ending March 31		2005				2006	
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	**Second Quarter**
U.S.	¥ Billions	2.5	3.6	2.1	2.9	3.6	**3.9**
	[US $ Millions]	[23]	[33]	[20]	[28]	[33]	**[35]**
Europe, Asia	¥ Billions	-	-	-	0.0	0.0	**0.1**
Total	¥ Billions	2.5	3.6	2.1	2.9	3.6	**4.0**

8. Eisai Inc. (U.S.)

Years Ended/Ending March 31		2005				2006	
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	**Second Quarter**
Net sales	¥ Billions	45.9	57.2	57.7	54.4	52.9	**61.8**
	[US $ Millions]	[418]	[520]	[543]	[520]	[491]	**[556]**
Operating income	¥ Billions	1.6	3.5	3.9	1.3	3.0	**4.9**
	[US $ Millions]	[14]	[32]	[37]	[13]	[28]	**[44]**
Net income	¥ Billions	1.0	2.2	2.5	0.9	2.0	**3.4**
	[US $ Millions]	[9]	[20]	[23]	[9]	[18]	**[30]**
Operating income before royalty deduction	¥ Billions	7.6	11.5	12.1	12.1	10.3	**13.6**
	[US $ Millions]	[69]	[104]	[114]	[115]	[95]	**[122]**

9. Statement of Income Data [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31	2005 First Quarter	2005 Second Quarter	2005 Third Quarter	2005 Fourth Quarter	2006 First Quarter	2006 **Second Quarter**
Net sales	74.8	76.5	83.3	73.4	79.0	**81.9**
Cost of sales	19.5	19.9	20.5	17.7	19.0	**18.9**
Research and development expenses	17.6	18.9	19.3	21.3	19.6	**24.3**
Selling, general and administrative expenses	21.0	21.5	22.6	20.5	22.9	**23.4**
Operating income	16.6	16.2	20.9	13.8	17.5	**15.3**
Ordinary income	17.4	16.7	20.7	14.3	18.1	**15.6**
Net income	11.3	10.8	12.9	8.5	11.6	**10.1**

* "Cost of Sales" includes "Provision/Reversal of reserve for sales returns".

10. Prescription Pharmaceuticals [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31 / Product	2005 First Quarter	2005 Second Quarter	2005 Third Quarter	2005 Fourth Quarter	2006 First Quarter	2006 **Second Quarter**
ARICEPT	8.9	8.4	9.9	7.9	9.9	**10.6**
METHYCOBAL	7.7	8.0	8.4	6.8	7.8	**8.2**
PARIET	3.2	5.1	6.6	4.5	6.3	**6.8**
SELBEX	5.8	5.7	6.1	5.1	5.4	**5.5**
IOMERON	2.3	2.2	2.5	1.9	2.2	**2.2**
GLAKAY	2.4	2.3	2.4	1.9	2.2	**2.2**
MYONAL	2.2	2.2	2.3	1.8	2.2	**2.2**
NITOROL-R	1.3	1.2	1.3	1.0	1.2	**1.1**
GLUCAGON G NOVO	1.1	1.1	1.2	0.8	1.1	**1.1**
RULID	0.7	0.6	0.9	0.7	0.7	**0.6**
AZEPTIN	0.8	0.6	0.9	1.4	0.8	**0.5**
Others	11.9	11.1	13.0	10.1	11.2	**11.1**
Prescription Pharmaceuticals Total	48.4	48.6	55.4	43.9	50.9	**52.2**

* Statistical segmentation of "Prescription Pharmaceuticals" has been modified from the year ending March 31, 2006.
* Past data are corrected according to new segmentation.

11. Exports by Products [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31 / Product	2005 First Quarter	2005 Second Quarter	2005 Third Quarter	2005 Fourth Quarter	2006 First Quarter	2006 **Second Quarter**
ARICEPT	5.7	5.5	4.7	5.1	6.3	**4.8**
ACIPHEX/PARIET	6.0	4.7	5.9	5.4	6.1	**7.0**
Others	0.7	0.7	0.8	0.7	1.2	**1.0**
Total Exports	12.4	10.9	11.4	11.2	13.6	**12.8**

* Statistical segmentation of "Prescription Pharmaceuticals" has been modified from the year ending March 31, 2006.
* Past data are corrected according to new segmentation.

12. Consumer Health Care Products [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31 / Product	2005 First Quarter	2005 Second Quarter	2005 Third Quarter	2005 Fourth Quarter	2006 First Quarter	2006 **Second Quarter**
CHOCOLA BB Group	2.1	2.4	2.1	1.8	2.0	**2.2**
Vitamin-E Group	0.5	0.6	0.6	0.5	0.4	**0.5**
SACLON Group	0.6	0.4	0.6	0.5	0.4	**0.5**
NABOLIN Group	0.3	0.4	0.3	0.3	0.3	**0.4**
Others	0.8	1.2	1.3	1.4	0.8	**0.9**
Consumer Health Care Total	4.3	5.0	5.0	4.5	4.0	**4.5**

IX. Major R&D Pipeline Candidates

Ongoing and recent developments from April 2005

	1. Aricept orodispersible tablet (ODT) was approved in the U.K.
#	2. Cleactor was approved for the treatment of pulmonary embolism in Japan.
#	3. Rufinamide was submitted for Lennox-Gastaut Syndrome and adult partial seizures in the U.S.
#	4. Aricept is being prepared for refiling for severe dementia due to Alzheimer's disease in the U.S.
#	5. Phase III study for AS-3201 in the U.S. was transfered from Dainippon Pharmaceutical (currently Dainippon Sumitomo Pharma).
	6. E2007 achieved POC for Parkinson's disease.
	7. E7389 achieved POC for breast cancer and non-small cell lung cancer.
#	8. E5564 achieved POC for severe sepsis.
	9. Phase II study for E2007 for migraine prophylaxis initiated in the U.S.
#	10. Phase II study for D2E7 for psoriasis initiated in Japan.
	11. Cleactor for cerebral embolism was discontinued in Japan.
#	12. E3620 for gastrointestinal motility disorders was discontinued in Japan.

 # Ongoing and recent development since July 2005

1. International Development

1-1. Approved

(Product) Name (Research Code)	Area	Date	Description	Form	Origin
ARICEPT (E2020) (Additional formulation)	U.K.	May-05	Orodispersible Tablet (ODT) Currently available in tablet form. Approved in the U.K. for orodispersible tablet. Patients who have difficulty swallow may find ODT more easy to swallow. * Mutual recognition procedure was initiated in the EU except the U.K.	ODT	In-house

1-2. Filed for Approval

(Product) Name (Research Code)	Area	Date	Description	Form	Origin
ARICEPT (E2020) (Additional indication)	U.S.	Sep-02	Vascular Dementia Currently indicated for the treatment of mild to moderate dementia due to Alzheimer's disease. Filed for vascular dementia in the U.S.	Tab.	In-house
	(EU)		Though filing for vascular dementia was withdrawn in the EU, Eisai will resubmit application once additional supportive data have been obtained.		
ARICEPT (E2020) (Additional formulation)	EU	May-04	Liquid Formulation Currently available in tablet form. Filed for liquid formulation. Patients who have difficulty swallowing may find liquid formulation more easy to swallow.	Liquid	In-house
INOVELON (E2080)	EU	Mar-05	Anti-Epilepsy (generic name: rufinamide) A broad-spectrum anticonvulsant which has a novel structure unrelated to currently marketed antiepileptic drugs. Received orphan status and submission filed in the EU for adjunct therapy of Lennox-Gastaut Syndrome (LGS).	Tab.	Novartis
	U.S.	Sep-05	Received orphan status for adjunct therapy of LGS. Submitted for adjunct therapy of LGS and adult partial seizures in the U.S.		
ARICEPT (E2020) (Additional indication)	U.S.	(FY2005)	Severe dementia due to Alzheimer's Disease Submitted for severe dementia due to Alzheimer's disease in the U.S. Plans to correct the deficiencies with the objective of re-submitting the application in mid December 2005.	Tab.	In-house
(Filing in preparation)	EU		Submission for severe dementia due to Alzheimer's disease is under preparation in the EU.		

* POC (Proof of Concept): Proof of drug concept in clinical study

1-3. Phase III

(Product) Name (Research Code)	Area	Expected Application	Description	Form	Origin
ARICEPT (E2020) (Additional indication)	EU	FY2005	Dementia associated with Parkinson's Disease Currently indicated for the treatment of mild to moderate dementia due to Alzheimer's disease. E2020 is now in phase III trials for the treatment of dementia associated with Parkinson's disease.	Tab.	In-house
AS-3201	U.S.	(to be determined)	Diabetic Complication/Aldose Reductase Inhibitor This compound shows strong inhibition of aldose reductase. AS-3201 is now in phase III trials for the treatment of diabetic neuropathy.	Tab.	Dainippon Sumitomo Pharma
clevudine (Phase III in preparation)	Asia	(to be determined)	Anti-hepatitis B Agent (generic name: clevudine) Clevudine is an antiviral agent for the treatment of hepatitis caused by the hepatitis B virus based on DNA polymerase inhibition. *Phase III clinical trials in preparation in China.*	Cap.	Bukwang

1-4. Phase II

(Product) Name (Research Code)	Area	Description	Form	Origin
E5564	U.S. EU	Sepsis, Endotoxin-related Complications After Coronary Artery Bypass Graft Surgery /Endotoxin Antagonist (generic name: eritoran) A synthetic endotoxin antagonist effective against endotoxin from various types of gram negative bacteria. POC for severe sepsis was achieved. Phase II study for prevention of endotoxin-related complications after coronary artery bypass graft surgery in progress.	Inj.	In-house
E7070	U.S. EU	Anti-cancer/Cell Cycle G1 Phase Targeting Agent (generic name: indisulam) The compound induces apoptosis by inhibiting cell cycle progression in the G1 phase. Under development as an anti-cancer agent with a novel mechanism of action. *POC studies in progess.*	Inj.	In-house
ARICEPT (E2020) (Additional indication)	U.S. EU	Migraine Prophylaxis Currently indicated for the treatment of mild to moderate dementia due to Alzheimer's disease. E2020 is now in phase II trials for the migraine prophylaxis.	Tab.	In-house
E2007	U.S. EU	Parkinson's Disease, Epilepsy, Multiple Sclerosis and Migraine Prophylaxis /AMPA Receptor Antagonist Selectively antagonizes the AMPA-type glutamate receptor. Under development as a treatment for Parkinson's disease, epilepsy, multiple sclerosis and migraine prophylaxis. POC for Parkinson's disease was achieved.	Tab.	In-house
TVP-1012 (Additional indication)	U.S.	Alzheimer's Disease/Irreversible Monoamine Oxidase Type B (MAO-B) Inhibitor (generic name: rasagiline) Application already submitted for the treatment of Parkinson's disease by Teva Pharmaceuticals Industries Ltd. Rasagiline is now in phase II trials for the treatment of Alzheimer's disease in the U.S.	Tab.	Teva
E7389	U.S.	Anti-Cancer/ Microtubule Growth Suppressor The compound is a synthetic analog of Halichondrin B from a marine sponge. The compound acts against tumors by blocking microtubule growth and by inhibiting cell division. POC for breast cancer and non-small cell lung cancer was achieved.	Inj.	In-house
ACIPHEX (E3810) (Additional indication)	U.S.	Intermittent Therapy for Symptomatic GERD Currently indicated for the treatment of erosive GERD, duodenal ulcers, *Zollinger-Ellison syndrome and eradication of H. pylori infections.* Now in phase II trials for the intermittent therapy for symptomatic GERD.	Tab.	In-house

2. Development in Japan

2-1. Approved

(Product) Name (Research Code)	Date	Description	Form	Origin
CLEACTOR (E6010) (Additional indication)	Jul-05	Pulmonary Embolism A novel second generation t-PA with a structure modified by utilizing recombinant DNA techniques. First t-PA indicated for the treatment of pulmonary embolism in Japan.	Inj.	In-house

2-2. Filed for Approval

(Product) Name (Research Code)	Application	Description	Form	Origin
T-614	Sep-03	Rheumatoid Arthritis (generic name: iguratimod) Suppresses lymphocyte proliferation, immunoglobulin production and production of inflammatory cytokines. Expected to treat chronic rheumatoid arthritis.	Tab.	Toyama Chemical
TAMBOCOR (E0735) (Additional indication)	Dec-04	Paroxysmal Atrial Fibrillation/Flutter The compound has already been approved as a treatment for ventricular tachyarrythmias in Japan and is filed for the treatment of sporadic atrial fibrillation/flutter.	Tab.	3M
PARIET (E3810) (Additional indication)	Mar-05	Eradication of *H. pylori* in Combination with Antibiotics Currently indicated for the treatment of peptic ulcers, erosive GERD, Zollinger-Ellison syndrome in Japan. Submitted for the eradication of *H. pylori* infections.	Tab.	In-house

2-3. Phase III

(Product) Name (Research Code)	Expected Application	Description	Form	Origin
PARIET (E3810) (Additional indication)	FY2005	Symptomatic GERD Currently indicated for the treatment of peptic ulcers, erosive GERD, Zollinger-Ellison syndrome in Japan. Now in phase III trials for the treatment of symptomatic GERD.	Tab.	In-house
KES524	FY2007	Obesity Management/Central Acting Serotonin & Noradrenaline Reuptake Inhibitor (generic name: sibutramine) Inhibits the reuptake of the cerebral neurotransmitters noradrenaline and serotonin, enhancing the feeling of satiety and increasing energy consumption resulting in loss of body weight. Phase III clinical trials in progress.	Cap.	Abbott

2-4. Phase II

(Product) Name (Research Code)	Description	Form	Origin
ARICEPT (E2020) (Additional indication)	Severe Dementia due to Alzheimer's disease Currently indicated for the treatment of mild to moderate dementia due to Alzheimer's disease. Submission for severe dementia due to Alzheimer's disease is under preparation. (Expected application: FY2005)	Tab.	In-house
D2E7	Rheumatoid Arthritis, Psoriasis/Human Anti TNF-alpha Monoclonal Antibody (generic name: adalimumab) By blocking the activity of Tumor Necrosis Factor- alpha (TNF-alpha) which plays a central role in inflammation in rheumatoid arthritis (RA), D2E7 is expected to be effective in patients with RA and psoriasis.	Inj.	Abbott
E7210 (Suspended)	Ultrasonic Contrast Medium Microbubbles of E7210 reflect ultrasound. Microbubbles do not disappear easily, thereby stable imaging is expected.	Inj.	Bracco
E2014	Cervical Dystonia/Botulinum Toxin Type B Botulinum toxin acts on cholinergic nerve ending synapses and inhibits the release of acetylcholine to relax muscles.	Inj.	Solstice Neuro-Science
E0167	Recurrence of Hepatocellular Carcinoma/Vitamin K_2 Vitamin K_2 (menatetrenone) currently indicated for the treatment of osteoporosis. Now in Phase II trials for the prevention of recurrence of hepatocellular carcinoma.	Cap.	In-house

* E3620 for gastrointestinal motility disorders was discontinued.

X. Major Events

Date	Description
Oct., 2005	Licensed E6020 Vaccine Adjuvant to Sanofi Pasteur SA <Oct. 28, 2005 released>
	Announced about the sNDA application for Aricept for treatment of severe Alzheimer's disease in the U.S. <Oct. 28, 2005 released>
	Eisai and TorreyPines Therapeutics entered into a new alliance contract regarding a new genetic research program for Alzheimer's disease <Oct. 11, 2005 released>
	E3620 for gastrointestinal motility disorders was discontinued
Sep., 2005	Dainippon Pharmaceutical (currently Dainippon Sumitomo Pharma) and Eisai signed worldwide licensing agreement outside Japan for a potential new treatment for diabetic complication <Sept. 29, 2005 released>
	Exclusive in-license of all U.S. promotional rights for Fragmin, an injectable anti-clotting agent <Sept. 28, 2005 released>
	Lost hard disk drive containing personal information in Japan <Sept. 22, 2005 released>
	Submitted new drug application for the anti-epileptic agent Rufinamide in the U.S. <Sept. 13, 2005 released>
	Changed of the distribution company from Aventis Pharma to Eisai for "Actonel 2.5mg Tablets" of Ajinomoto in Japan <Sept. 12, 2005 released>
	Subsidiary in India lunched Aricep(donepezil HCl) and Parit(rabeprazole sodium)
	Sanko Junyaku and Eisai initiated co-promoting Yamasa Corporation's diagnostic kit for interstitial pneumonia, SP-D EIA KIT YAMASA <Aug. 24, 2005 released>
Aug., 2005	Submitted application to FDA for Aricept for treatment of severe Alzheimer's disease <Sept. 1, 2005 released>
	Successful results in a Phase II study of E5564 (eritoran) for treatment of severe sepsis <Aug. 29, 2005 released>
	Strategic alliance with BioArctic Neuroscience to develop immunotherapy for Alzheimer's disease <Aug. 26, 2005 released>
	Launched of antiasthmatic, antitussive and expectorant, "Asthphyllin S" tablets in Japan <Aug. 22, 2005 released>
Jul., 2005	Apploved for Cleactor for pulmonary embolism in Japan <Aug. 2, 2005 released>
	Establishment of a pharmaceuticals marketing subsidiary in Sweden <Jul 14, 2005 released>
	Concerning stock options (stock acquisition rights) including the amount paid in upon the exercise of stock options <Jul 1, 2005 released>
Jun., 2005	Launched of Zonegran(zonisamide), treatment for epilepsy In the U.K. and Germany <Jun. 27, 2005 released>
	Allotment of stock options (stock acquisition rights) <Jun 24, 2005 released>
	Establishment of a pharmaceuticals marketing subsidiary in Switzerland <Jun 9, 2005 released>
	Cleactor for cerebral embolism was discontinued in Japan
	Aricept orodispersible tablet (ODT) was launched in the U.S.
May, 2005	Concerning theft of a computer of Eisai's subsidiary Sanko Junyaku containing personal information <May 30, 2005 released>
	Marketing authorization approval for Aricept Evess, orodispersible tablet in the U.K. <May 24, 2005 released>
	Providing stock options in the form of new stock issuance <May 16, 2005 released>
Apr., 2005	Eisai and Abbott signed a joint development agreement for new indication, psoriasis, of anti-rheumatic agent D2E7 (adalimumab) in Japan <Apr 11, 2005 released>
	The merger of two subsidiaries in Taiwan <Apr. 1, 2005 released>

* Events are posted depend on carrying out date.